As filed with the Securities and Exchange Commission on September 21, 2009
Registration No. 333-151559
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mistras Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	8711	22-3341267
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

195 Clarksville Road
Princeton Junction, New Jersey 08550
(609) 716-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Sotirios J. Vahaviolos, Ph.D.
Chairman, President and Chief Executive Officer
195 Clarksville Road
Princeton Junction, New Jersey 08550
(609) 716-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew C. Freedman, Esq. Sheldon G. Nussbaum, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 Telephone (212) 318-3000 Fax (212) 318-3400	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone (212) 474-1000 Fax (212) 474-3700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1) (2)	Registration Fee(3)
Common stock, $0.01 par value per share	$172,500,000	$9,625.50

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act.

(2)	Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(3)	$6,780 previously paid by wire transfer on June 6, 2008.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED September 21, 2009

           Shares

Mistras Group, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $      and $      per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “MG”.

We are selling           shares of common stock and the selling stockholders are selling           shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of           and           additional shares of common stock from us and the selling stockholders, respectively, to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 14.

Underwriting
	Price to	Discounts and	Proceeds to Mistras	Proceeds to Selling
	Public	Commissions	Group, Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about          , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

J.P. Morgan	Credit Suisse	BofA Merrill Lynch

Robert W. Baird & Co.

The date of this prospectus is          , 2009.

Delivering Asset Protection Solutions Globally
A B C D E
TML Summary
μDiSP
A leading global provider of proprietary
technology-enabled asset protection solutions that ensure the integrity of critical energy, industrial and public infrastructure
MISTRAS
GROUP INC.

A world of ndt solutions software and products services international A leading global provider of proprietary technology-enabled non-destructive testing (ndt) inspection solutions that ensures the integrity of industrial and public infrastructure

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Industry and market data

This prospectus includes market and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates as of the date of this prospectus. Although we believe the industry and market data and statements as to market position to be reliable as of the date of this prospectus, we have not independently verified this information and it could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

Dealer prospectus delivery obligation

Until          , 2009 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, our fiscal years, which end on May 31, are identified according to the calendar year in which they end (e.g., the fiscal year ended May 31, 2009 is referred to as “fiscal 2009”), and unless otherwise specified or the context otherwise requires, “Mistras,” “we,” “us” and “our” refer to Mistras Group, Inc. and its consolidated subsidiaries and their predecessors.

Our business

We are a leading global provider of technology-enabled asset protection solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine industry-leading products and technologies, expertise in mechanical integrity (MI) and non-destructive testing (NDT) services and proprietary data analysis software to deliver a comprehensive portfolio of customized solutions, ranging from routine inspections to complex, plant-wide asset integrity assessments and management. These mission critical solutions enhance our customers’ ability to extend the useful life of their assets, increase productivity, minimize repair costs, comply with governmental safety and environmental regulations, manage risk and avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base of companies with asset-intensive infrastructure, including companies in the oil and gas, fossil and nuclear power, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries. As of August 1, 2009, we had approximately 2,000 employees, including 29 Ph.D.’s and more than 100 other degreed engineers and highly-skilled, certified technicians, in 68 offices across 15 countries. We have established long-term relationships as a critical solutions provider to many leading companies, including American Electric Power, Bayer, Bechtel, BP, Chevron, Dow Chemical, Duke Energy, DuPont, Embraer, ExxonMobil, First Energy, General Electric, Pfizer, Rio Tinto Alcan, Rolls Royce, Shell, The Boeing Company and Valero, and to various federal, state and local governmental infrastructure and defense authorities, including the departments of transportation of several states. The following chart represents revenues we generated in certain of our end markets for fiscal 2009.

Mistras revenues by end market
(fiscal 2009)

Our asset protection solutions have evolved over time as we have combined the disciplines of NDT, MI services and data analysis software to provide value to our customers. The foundation of our business is NDT, which is the examination of assets without impacting the future usefulness or impairing the integrity of these assets. The ability to inspect infrastructure assets and not interfere with their operating performance makes NDT a highly attractive alternative to many traditional intrusive inspection techniques, which may require dismantling equipment or shutting down a plant, refinery, mill or site. Our MI services are a systematic engineering-based approach to developing best practices for ensuring the on-going integrity and safety of equipment and industrial facilities. MI services involve conducting an inventory of infrastructure assets, developing and implementing inspection and maintenance procedures, training personnel in executing these procedures and managing inspections, testing and assessments of customer assets. By assisting customers in implementing MI programs we enable them to identify gaps between existing and desired practices, find and track deficiencies and degradations to be corrected and establish quality assurance standards for fabrication, engineering and installation of infrastructure assets. We believe our MI services improve plant safety and reliability and regulatory compliance, and in so doing reduce maintenance costs. Our solutions also incorporate comprehensive data analysis from our proprietary asset protection software to provide customers with detailed, integrated and cost-effective solutions that rate the risks of alternative maintenance approaches and recommend actions in accordance with consensus industry codes and standards.

As a global asset protection leader, we provide a comprehensive range of solutions that includes traditional outsourced NDT inspection services, advanced asset protection solutions, such as MI services, and a proprietary portfolio of both hardware and software products and systems for capturing and analyzing inspection data in real-time. Our solutions are targeted to optimize the safety and operational performance of infrastructure-intensive industries during the design, fabrication, maintenance, inspection and retirement phases of the asset’s life. Since inception, we have increased our capabilities and the size of our customer base through the development of applied technologies and managed support services, organic growth and the successful and seamless integration of acquired companies. These acquisitions have provided us with additional products, technologies, resources and customers that have enhanced our sustainable competitive advantages over our competition.

We generated revenues of $209.1 million, $152.3 million and $122.2 million and adjusted EBITDA of $31.1 million, $28.1 million and $19.2 million for fiscal 2009, 2008 and 2007, respectively. For fiscal 2009, we generated over 80% of our revenues from our Services segment.

Our industry

Asset protection is a large and rapidly growing industry that consists of NDT inspection, MI services and inspection data warehousing and analysis. NDT plays a crucial role in assuring the operational and structural integrity of critical infrastructure without compromising the usefulness of the tested materials or equipment. The evolution of NDT services, in combination with broader industry trends and regulatory requirements, has made NDT an integral and increasingly outsourced part of many asset-intensive industries. Well-publicized industrial and public infrastructure failures and accidents have also raised the level of awareness of regulators, as well as owners and operators, of the benefits that asset protection can provide.

We believe the following key dynamics drive the growth of the asset protection industry:

•	Extending the Useful Life of Aging Infrastructure. The prohibitive cost and challenge of building new infrastructure has resulted in the significant aging of existing infrastructure and caused companies to seek ways to extend the useful life of existing assets. Because aging infrastructure requires relatively higher levels of maintenance and repair, as well as more frequent, extensive and ongoing testing, companies and public authorities are increasing spending to ensure the operational and structural integrity of existing infrastructure.

•	Outsourcing of Non-Core Activities and Technical Resource Constraints. While some of our customers have historically performed NDT services in-house, the increasing sophistication and automation of NDT programs, together with a decreasing supply of skilled professionals and stricter governmental regulations, has led many companies and public authorities to outsource NDT to providers that have the necessary technical product portfolio, engineering expertise, technical workforce and proven track record of results-oriented performance to effectively meet their increasing requirements.

•	Increasing Asset and Capacity Utilization. Due to high energy prices, high repair and replacement costs and the limited construction of new infrastructure, existing infrastructure in some of our target markets is being used at higher capacities, causing increased stress and fatigue that accelerate deterioration. In order to sustain high capacity utilization rates, customers are increasingly using asset protection solutions to efficiently ensure the integrity and safety of their assets. Implementation of asset protection solutions can lead to increased productivity as a result of reduced maintenance-related downtime.

•	Increasing Corrosion from Low-Quality Inputs. High commodities prices and increasing energy demands have led to the use of lower grade inputs and feedstock, such as low-grade coal or petroleum, in the refinery and power generation processes. These lower grade inputs can rapidly corrode the infrastructure they come into contact with, which in turn increases the need for asset protection solutions to identify such corrosion and enable infrastructure owners to proactively combat the problems caused by such corrosion.

•	Increasing Use of Advanced Materials. Customers in our target markets are increasingly utilizing advanced materials and other unique technologies in the manufacturing and construction of new infrastructure and aerospace applications. As a result, they require advanced testing, assessment and maintenance technologies to protect these assets. We believe that demand for NDT solutions will increase as companies and public authorities continue to use these advanced materials, not only during the operating phase of the lifecycle of their assets, but also during the design and construction phases by incorporating technologies such as embedded sensors.

•	Meeting Safety Regulations. Owners and operators of infrastructure assets increasingly face strict government regulations and safety requirements. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by the Occupational Safety & Health Administration (OSHA) and other regulators, higher insurance premiums and tarnished corporate brand value. As a result, these owners and operators are seeking highly reliable asset protection suppliers with a proven track record of providing asset protection services, products and systems to assist them in meeting these increasingly stringent regulations.

•	Expanding Addressable End-Markets. Advances in NDT sensor technology and asset protection software systems, and the continued emergence of new technologies, are creating increased demand for asset protection solutions in applications where existing techniques were previously ineffective. Further, we expect increased demand in relatively new markets, such as the pharmaceutical and food processing industries, where infrastructure is only now aging to a point where significant maintenance is required.

•	Expanding Addressable Geographies. We believe that a substantial driver of incremental demand will come from international markets, as companies and governments in these markets build and maintain infrastructure and applications that require the use of asset protection solutions.

Our competitive strengths

We believe the following competitive strengths contribute to our being a leading provider of asset protection solutions and will allow us to further capitalize on growth opportunities in our industry:

•	Single Source Provider for Asset Protection Solutions Worldwide. We believe we are the only company with a comprehensive portfolio of proprietary and integrated asset protection solutions, including services, products and systems worldwide, which positions us to be the leading single source provider for a customer’s asset protection requirements. In addition, collaboration between our services teams and product design engineers generates enhancements to our services, products and systems, which provide a source of competitive advantage compared to companies that provide only NDT services or NDT products.

•	Long-Standing Trusted Provider to a Diversified and Growing Customer Base. By providing critical and reliable NDT services, products and systems for more than 30 years and expanding our asset protection solutions, we have become a trusted partner to a large and growing customer base across numerous infrastructure-intensive industries globally. Seven of our top 10 customers by fiscal 2009 revenues have used our solutions for at least 10 years. We leverage our strong relationships to sell additional solutions to our existing customers while also attracting new customers. As asset protection is increasingly recognized by our customers as a strategic advantage, we believe our reputation and history of successful execution are key competitive differentiators.

•	Repository of Customer-Specific Inspection Data. Our enterprise software solutions enable us to capture and store our customers’ testing and inspection data in a centralized database. As a result, we have accumulated large amounts of proprietary information that allows us to provide our customers with value-added services, such as benchmarking, predictive maintenance, inspection scheduling, data analytics and regulatory compliance. We believe our ability to provide these customized products and services, along with the high cost of switching to an alternative vendor, provide us with significant competitive advantages.

•	Proprietary Products, Software and Technology Packages. We have developed systems that have become the cornerstone of several unique NDT applications. These proprietary products allow us to efficiently and effectively provide unique solutions to our customers’ complex applications, resulting in a significant competitive advantage. In addition to the proprietary products and systems that we sell to customers on a stand-alone basis, we also develop a range of proprietary sensors, instruments, systems and software used exclusively by our Services segment.

•	Deep Domain Knowledge and Extensive Industry Experience. We are an industry leader in developing advanced asset protection solutions, including acoustic emission (AE) testing for non-intrusive on-line monitoring of storage tanks and pressure vessels, bridges and transformers, portable corrosion mapping, ultrasonic testing (UT) systems, on-line plant asset integrity management with sensor fusion, enterprise software solutions for plant-wide and fleet-wide inspection data archiving and management, advanced and thick composites inspection and ultrasonic phased array inspection of thick wall boilers. In addition, many of the members of our team have been instrumental in developing the testing standards followed by international standards-setting bodies, such as the American Society of Non-Destructive Testing and comparable associations in other countries.

•	Collaborating with Our Customers. Our asset protection solutions have historically been designed in response to our customers’ unique performance specifications and are supported by our proprietary technologies. Our sales and engineering teams work closely with our customers’ research and design staff during the design phase of our products in order to incorporate our products into specified infrastructure projects. As a result, we believe that our close, collaborative relationships with our customers provide us a significant competitive advantage.

•	Experienced Management Team. Our management team has a track record of leadership in NDT, averaging over 20 years experience in the industry. These individuals also have extensive experience in growing businesses organically and in acquiring and integrating companies, which we believe is important to facilitate future growth in the fragmented asset protection industry.

Our growth strategy

Our growth strategy emphasizes the following key elements:

•	Continue to Develop Technology-Enabled Asset Protection Services, Products and Systems. We intend to maintain and enhance our technological leadership by continuing to invest in the internal development of new services, products and systems. Our highly trained team of Ph.D.’s, engineers and highly-skilled, certified technicians have been instrumental in developing numerous significant NDT standards, and we believe their knowledge base will enable us to innovate a wide range of new asset protection solutions more rapidly than our competition.

•	Increase Revenues from Our Existing Customers. Many of our customers are multinational corporations with asset protection requirements from multiple divisions at multiple locations across the globe. Currently, we capture a relatively small portion of their overall expenditures on these solutions. We believe our superior services, products and systems, combined with the trend of outsourcing asset protection solutions to a small number of trusted service providers, positions us to significantly expand both the number of divisions and locations that we serve as well as the types of solutions we provide.

•	Add New Customers in Existing Target Markets. Our current customer base represents a small fraction of the total number of companies in our target markets. Our scale, scope of products and services and expertise in creating technology-enabled solutions have allowed us to build a reputation for high quality and has increased customer awareness about us and our asset protection solutions. We intend to continue to leverage our competitive strengths to win new business as customers in our existing target markets continue to seek a single source and trusted provider of advanced asset protection solutions.

•	Expand Our Customer Base into New End Markets. We believe we have significant opportunities to rapidly expand our customer base in relatively new end markets, including the maritime shipping, wind turbine and other alternative energy and natural gas transportation industries and the market for public infrastructure, such as highways and bridges. The expansion of our addressable markets is being driven by the increased recognition and adoption of asset protection services, products and systems and new NDT technologies enabling further applications to address additional end-market needs and aging infrastructure.

•	Continue to Capitalize on Acquisitions. We intend to continue employing a disciplined acquisition strategy to broaden, complement and enhance our product and service offerings, add new customers and certified personnel, expand our sales channels, supplement our internal development efforts and accelerate our expected growth. We believe the market for asset protection solutions is highly fragmented with a large number of potential acquisition opportunities. We have a proven ability to integrate complementary businesses, as demonstrated by the success of our past acquisitions. We believe we have improved the operational performance and profitability of our acquired businesses by successfully integrating and selling our suite of comprehensive asset protection solutions to the customers of these acquired businesses.

Summary risks

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” We believe that the following are some of the major risks and uncertainties that may affect us:

•	our business currently depends on certain significant customers and any reduction in business with these customers would harm our future operating results;

•	an accident or incident involving our asset protection solutions could expose us to claims, harm our reputation and adversely affect our ability to compete for business;

•	an ability to attract, develop and retain a sufficient number of trained engineers, scientists and other highly skilled workers as well as members of senior management;

•	strengths and actions of our competitors;

•	our current dependence on customers in the oil and gas industry;

•	the timing, size and integration success of potential future acquisitions;

•	catastrophic events, including natural disasters that could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow; and

•	the current economic downturn.

Corporate information

We were founded by former AT&T Bell Laboratories researchers in 1978 and operated as Physical Acoustics Corporation until December 29, 1994, when we reorganized and began operating as Mistras Holdings Corp., a Delaware corporation. In February 2007, we changed our name to Mistras Group, Inc. Since inception, we have increased our asset protection services, products and systems offerings through a combination of organic growth and the successful integration of acquired companies.

Our principal executive offices are located at 195 Clarksville Road, Princeton Junction, NJ 08550, and our telephone number at that address is (609) 716-4000. Our website is located at www.mistrasgroup.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Our trademarks include Mistrastm, Physical Acoustics Corporation®, PCMS®, Controlled Vibrations Inc.tm, NOESIStm, AEwintm, AEwinPosttm, UTwintm, UTIAtm, LSTtm, Vibra-Metricstm, TANKPACtm, MONPACtm, VPACtm, POWERPACtm and Sensor Highwaytm. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The offering

Common stock offered by

Us	shares of common stock

Selling stockholders	shares of common stock

Total	shares of common stock

Over-allotment option

Us	shares of common stock

Selling stockholders	shares of common stock

Total	shares of common stock

Common stock to be outstanding after the offering	shares of common stock

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ . We plan to use these net proceeds for general corporate purposes, including working capital and possible acquisitions. In addition, we currently expect that we will use a portion of these net proceeds to repay all or a portion of the indebtedness outstanding under our $55.0 million secured revolving credit facility under our credit agreement with Bank of America, N.A., JPMorgan Chase Bank, N.A., TD Bank, N.A. and Capital One, N.A. As of August 31, 2009, we had borrowed a total of $40.8 million under our current credit agreement, and had $14.2 million of availability under the $55.0 million revolving credit facility. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We currently have no plans to pay dividends on our common stock.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Listing	We have applied to list our common stock on the New York Stock Exchange under the symbol “MG”.

Except as otherwise indicated or the context otherwise requires, throughout this prospectus the number of shares of common stock shown to be outstanding after this offering and other share-related information is based on the number of shares outstanding as of          , and:

•	reflects a -for- stock split, effected on ;

•	reflects the conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes shares of common stock issuable upon the exercise of stock options outstanding as of , at a weighted average exercise price of $ per share; and

•	excludes shares of common stock reserved for future awards under the 2009 Long-Term Incentive Plan.

The following table sets forth the number of shares of common stock to be sold by the directors and executive officers who are selling such shares in this offering. For more information on persons selling shares of common stock in this offering, please see “Principal and Selling Stockholders.”

Shares being sold
in this offering
Number

Directors and Executive Officers
Sotirios J. Vahaviolos
Chairman, President, Chief Executive Officer and Director
Mark F. Carlos
Group Executive Vice President, Products and Systems
Phillip T. Cole
Group Executive Vice President, International
Michael J. Lange
Group Executive Vice President, Services, and Director

Our executive officers, directors and each person, or group of affiliated persons, known by us to beneficially own more than five percent of our voting securities, taken together as a group, will own approximately     % of our outstanding common stock after this offering. For information on the number of shares of common stock to be received by these individuals or groups upon the conversion of our preferred stock at the completion of this offering, please see “Certain Relationships and Related Transactions—Conversion of All Preferred Stock upon Completion of this Offering.”

Summary historical consolidated financial data

The following table sets forth our summary historical consolidated financial information and other data. The historical statement of operations and cash flow data for fiscal 2009, 2008 and 2007 and the historical balance sheet data as of May 31, 2009 are derived from, and should be read in conjunction with, our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

The information contained in this table should also be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto, all included elsewhere in this prospectus.

	Fiscal
(in thousands, except share and per share data)	2009	2008	2007

Statement of Operations Data:
Revenues	$209,133	$152,268	$122,241
Cost of revenues	131,167	90,590	75,702
Depreciation	8,700	6,847	4,666

Gross profit	69,266	54,831	41,873
Selling, general and administrative expenses	47,150	32,943	26,408
Research and engineering expenses	1,255	954	703
Depreciation and amortization	3,936	4,576	4,025
Legal settlement	2,100	—	—

Income from operations	14,825	16,358	10,737
Other expenses:
Interest expense	4,614	3,531	4,482
Loss on extinguishment of long-term debt	—	—	460

Income before provision for income taxes and minority interest	10,211	12,827	5,795
Provision for income taxes	4,558	5,380	208

Income before minority interest	5,653	7,447	5,587
Minority interest, net of taxes	(187)	(8)	(199)

Net income	5,466	7,439	5,388
Accretion of preferred stock	(27,114)	(32,872)	(3,520)

Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868

Weighted average number of common shares outstanding:
Basic	1,000,000	1,000,000	991,348
Diluted	1,000,000	1,000,000	1,007,803
(Loss) earnings per common share:
Basic	$(21.65)	$(25.43)	$1.88
Diluted	(21.65)	(25.43)	1.85
Pro forma diluted earnings per common share(1)	3.50	4.81	3.56
Other Financial Data:
Net cash provided by operating activities	$12,661	$12,851	$14,006
Net cash used in investing activities	(15,888)	(19,446)	(4,259)
Net cash provided by (used in) financing activities	4,912	6,320	(8,122)
EBITDA(2)	27,274	27,773	18,769
Adjusted EBITDA(2)	31,122	28,091	19,229

	As of May 31, 2009
	Actual	As adjusted(3)

Balance Sheet Data:
Cash and cash equivalents	$5,668
Total assets	151,274
Total long-term debt, including current portion(4)	66,251
Obligations under capital leases, including current portion	14,525
Convertible redeemable preferred stock	90,983
Total stockholders’ (deficit) equity	(47,912)

(1)	Pro forma diluted earnings per common share gives effect to the assumed conversion of our preferred stock for all periods presented. It is computed by dividing net income by the pro forma number of weighted average shares outstanding used in the calculation of diluted (loss) earnings per share, but after assuming conversion of our preferred stock and exercise of any dilutive stock options. The calculation for this, as well as our basic and diluted (loss) earnings per common share, follows:

	Fiscal
(in thousands, except share and per share data)	2009	2008	2007

Pro forma diluted earnings per common share:
Numerator:
Net income	$5,466	$7,439	$5,388

Denominator:
Weighted average number of common shares outstanding	1,000,000	1,000,000	991,348
Common stock equivalents of outstanding stock options	42,755	26,520	16,455
Common stock equivalents of conversion of preferred shares	519,906	519,906	503,829

Total shares	1,562,661	1,546,426	1,511,632

Pro forma diluted earnings per common share	$3.50	$4.81	$3.56

	Fiscal
(in thousands, except share and per share data)	2009	2008	2007

Basic (loss) earnings per common share:
Numerator:
Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868

Denominator:
Weighted average number of common shares outstanding	1,000,000	1,000,000	991,348

Basic (loss) earnings per common share	$(21.65)	$(25.43)	$1.88

Diluted (loss) earnings per common share:*
Numerator
Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868

Denominator:
Weighted average number of common shares outstanding	1,000,000	1,000,000	991,348
Common stock equivalents of outstanding stock options	—	—	16,455

Total shares	1,000,000	1,000,000	1,007,803

Diluted (loss) earnings per common share	$(21.65)	$(25.43)	$1.85

* Excludes certain stock options and preferred shares which would be anti-dilutive

(2)	EBITDA and adjusted EBITDA are performance measures used by management that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). EBITDA is defined in this prospectus as net income plus: interest expense, provision for income taxes and depreciation and amortization. Adjusted EBITDA is defined in this prospectus as net income plus: interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense and certain one-time and generally non-recurring items (which items are described in the next paragraph and the reconciliation table below).

Our management uses EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations and as performance evaluation metrics off which to base executive and employee incentive compensation programs.

We believe investors and other external users of our financial statements benefit from the presentation of EBITDA and adjusted EBITDA in evaluating our operating performance because they provide an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. For instance, EBITDA and adjusted EBITDA generally exclude interest expense, taxes and depreciation, amortization and non-cash stock compensation, each of which can vary substantially from company to company depending upon accounting methods and the book value and age of assets, capital structure, capital investment cycles and the method by which assets were acquired. Similarly, our adjusted EBITDA (and not our EBITDA) for fiscal 2009 excludes the impact of a one-time payment we made to settle a lawsuit and the writeoff of $1.6 million in accounts receivable we expected to collect from a customer that declared bankruptcy in fiscal 2009. These items were excluded because management believes these events were highly unique to us in fiscal 2009. Our adjusted EBITDA for fiscal 2009 and 2008 also excludes the impact of stock compensation expenses, because these expenses actually did not involve us paying or agreeing to pay any cash.

Although EBITDA and adjusted EBITDA are widely used by investors and securities analysts in their evaluations of companies, you should not consider them either in isolation or as a substitute for analyzing our results as reported under U.S. generally accepted accounting principles (GAAP). EBITDA and adjusted EBITDA are generally limited as analytical tools because they exclude, among other things, the statement of operations impact of depreciation and amortization, interest expense and the provision for income taxes and therefore do not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. As a result, EBITDA and adjusted

EBITDA are of limited value in evaluating our operating performance because (i) we use a significant amount of capital assets and depreciation and amortization expense is a necessary element of our costs and ability to generate revenues; (ii) we have a significant amount of debt and interest expense is a necessary element of our costs and ability to generate revenues; and (iii) we generally incur significant U.S. federal, state and foreign income taxes each year and the provision for income taxes is a necessary element of our costs. EBITDA and adjusted EBITDA also do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments, changes in, or cash requirements for, our working capital needs and all non-cash income or expense items that are reflected in our statements of cash flows. Our adjusted EBITDA for fiscal 2009 excludes the impact of an actual cash expenditure for the settlement of a lawsuit and an amount we were unable to collect in fiscal 2009 due to the bankruptcy of a customer, and our adjusted EBITDA for fiscal 2009 and 2008 excludes the impact of stock compensation expenses that reduced our net income under GAAP. Furthermore, because EBITDA and adjusted EBITDA are not defined under GAAP, our definitions of EBITDA and adjusted EBITDA may differ from, and therefore may not be comparable to, similarly titled measures used by other companies, thereby limiting their usefulness as comparative measures. Because of these limitations, neither EBITDA nor adjusted EBITDA should be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. We strongly urge you to review the GAAP financial measures included in this prospectus, our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA:

	Fiscal
(in thousands)	2009	2008	2007

Net income	$5,466	$7,439	$5,388
Interest expense	4,614	3,531	4,482
Provision for income taxes	4,558	5,380	208
Depreciation and amortization	12,636	11,423	8,691

EBITDA	$27,274	$27,773	$18,769
Legal settlement	2,100	—	—
Large customer bankruptcy	1,556	—	—
Stock compensation expense	192	318	—
Loss on extinguishment of debt	—	—	460

Adjusted EBITDA	$31,122	$28,091	$19,229

(3)	The As Adjusted column is unaudited and gives effect to:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the completion of this offering and a -for- stock split of our common stock; and

•	the sale by us of shares of our common stock in this offering at the initial public offering price of $ per share (the midpoint of the range shown on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	As of August 31, 2009, we had borrowed a total of $40.8 million under our current credit agreement, and had $14.2 million of availability under the $55.0 million revolving credit facility.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. If any of these risks actually occur, our business, financial condition, results of operations and future growth prospects may be adversely affected. As a result, the trading price of our common stock would likely decline, and you may lose all or part of your investment.

Risks related to our business

Our operating results could be adversely affected by a reduction in business with our significant customers.

We derive a significant amount of revenues from a few customers. For instance, various divisions or business units of one of our customers were responsible for 17.1%, 16.8% and 16.5% of our revenues for fiscal 2009, 2008 and 2007, respectively. Taken as a group, our top 10 customers were responsible for 35.8%, 35.2% and 38.6% of our revenues for fiscal 2009, 2008 and 2007, respectively. Generally, our customers do not have an obligation to make purchases from us and may stop ordering our products and services at any time without financial penalty. The loss of any of our significant customers, any substantial decline in sales to these customers or any significant change in the timing or volume of purchases by our customers could result in lower revenues and could harm our business, financial condition or results of operations.

An accident or incident involving our asset protection solutions could expose us to claims, harm our reputation and adversely affect our ability to compete for business and, as a result, harm our operating performance.

We are exposed to liabilities arising out of the solutions we provide. For instance, we furnish the results of our testing and inspections for use by our customers in their assessment of their assets, facilities, plants and other structures. Such results may be incorrect or incomplete, whether as a result of poorly designed inspections, malfunctioning testing equipment or our employees’ failure to adequately test or properly record data. For example, one of our clients claimed one of our x-ray inspection crews had improperly recorded inspection data about a portion of its infrastructure, requiring us to provide a new team to inspect that infrastructure over a period of three months at our expense. Further, if an accident or incident involving a structure we are testing or have tested occurs and causes personal injuries to our personnel or third parties, or property damage, such as the collapse of a bridge or an explosion in a plant or facility, and particularly if these injuries or damages could have been prevented by our customers had we provided them with correct or complete results, we may face significant claims by injured persons or related parties and claims relating to any property damage or loss. Even if our results are correct and complete, we may face claims for such injuries or damage simply because we tested the structure or facility in question. For instance, we recently inspected a subset of welds made in a liquid storage tank farm under construction for a customer in order to determine if the welds were being made in accordance with applicable regulations. The welds we tested were specified by the contractor that made them. Weeks after our inspections were completed a weld in a tank cracked, resulting in the spill of hazardous material. The customer made a claim on its insurer, which in turn made claims against us, among others, for the clean-up costs, which in this case are not significant. Though we believe we did not test the weld that failed, if we are unable to prove this fact we may decide to or be compelled by a court to pay some of the clean-up costs. Our insurance coverage may not be adequate to cover the damages from any such claims, forcing us to bear these uninsured damages directly, which could harm our operating results and may result in additional expenses and possible loss of revenues. An accident or incident for which we are found partially or fully responsible, even if fully insured, may also result in negative publicity, which would harm our reputation among our customers and the public, cause us to lose existing and future contracts or make it more difficult for us to compete effectively, thereby significantly harming our operating performance. Such an accident or incident might also make it more expensive or impossible for us to insure against similar events in the future. Even unsuccessful claims relating to accidents could result in substantial costs, including litigation expenses, and diversion of our management resources.

If we are unable to attract and retain a sufficient number of trained engineers, scientists and other highly-skilled technicians at competitive wages, our operational performance may be harmed and our costs may increase.

We believe that our success depends, in part, upon our ability to attract, develop and retain a sufficient number of trained engineers, scientists and other highly-skilled, certified technicians at competitive wages. The demand for such employees is currently high, and we project that it may increase substantially in the future. Accordingly, we have experienced increases in our labor costs, particularly in our Services segment, but also, to a lesser extent, in our International segment. Many of the companies with which we compete for experienced personnel have comparatively greater name recognition and resources. In addition, in making employment decisions, job candidates often consider the value of the stock options they are to receive in connection with their employment. Volatility in the future market price of our stock may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, the requirement to expense stock options may discourage us from granting the size or type of stock option awards that job candidates require to join our company. The markets for our products and services also require us to field personnel trained and certified in accordance with standards set by domestic or international standard-setting bodies, such as the American Society of Non-Destructive Testing. Because of the limited supply of these certified technicians, we expend substantial resources maintaining in-house training and certification programs. If we fail to attract sufficient new personnel or fail to motivate and retain our current personnel, our ability to perform under existing contracts and orders or to pursue new business may be harmed, causing us to lose customers and revenues, and the costs of performing such contracts and orders may increase, which would likely reduce our margins.

If we lose members of our senior management team upon whom we are dependent, we may not be able to manage our operations and achieve our strategic objectives.

Our future success depends to a considerable degree upon the availability, contributions, vision, skills, experience and effort of our senior management team. We do not maintain “key person” insurance on any of our employees other than Dr. Sotirios J. Vahaviolos, our Chairman, President and Chief Executive Officer. We currently have no employment agreements with members of our senior management team other than Dr. Vahaviolos. Although we may enter into employment agreements with certain executive officers after this offering, these agreements will likely not guarantee the services of the individual for a specified period of time. All of the agreements with members of our senior management team other than Dr. Vahaviolos are expected to provide that their employment is at-will and may be terminated by either us or the employee at any time and without notice. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede our operations or the achievement of our strategic and financial objectives. The loss or interruption of the service of members of our senior management team could harm our business, financial condition and results of operations and could significantly reduce our ability to manage our operations and implement our strategy.

We operate in highly competitive markets and if we are unable to compete successfully, we could lose market share and revenues.

We face strong competition from NDT and a variety of niche asset protection providers, both larger and smaller than we are. Many of our competitors have greater financial resources than we do and could focus their substantial financial resources to develop a competing business model or develop products or services that are more attractive to potential customers than what we offer. Some of our competitors are business units of companies substantially larger than us and have the ability to combine asset protection solutions into an integrated offering to customers who already purchase other types of products or services from them. Our competitors may offer asset protection solutions at prices below or without cost in order to improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations.

Due to our dependency on customers in the oil and gas industry, we are susceptible to prolonged negative trends relating to this industry that could adversely affect our operating results.

Our customers in the oil and gas industry (including the petrochemical market) have accounted for a substantial portion of our historical revenues. Specifically, they accounted for approximately 58%, 50% and 52% of our revenues for fiscal 2009, 2008 and 2007, respectively. We continue to diversify our customer base into industries other than the oil and gas industry, but we may not be successful in doing so. If the oil and gas industry were to suffer a prolonged or significant downturn, our operating performance may be significantly harmed.

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates or integrate acquired businesses successfully, which may inhibit our rate of growth, and any acquisitions that we do complete may expose us to a number of unanticipated operational and financial risks.

Our historical growth has depended, and our future growth is likely to continue to depend, to a certain extent, on our ability to make acquisitions and successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities, both to expand into new markets and to enhance our position in existing markets globally. We may not be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our current operations or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our current operations, or otherwise perform as expected.

Some of the risks associated with our acquisition strategy include:

•	unexpected loss of key personnel and customers of the acquired company;

•	making the acquired company’s financial and accounting standards consistent with our standards;

•	assumption of liability for risks and exposures (including environmental-related costs), some of which we may not discover during our due diligence; and

•	potential disruption of our ongoing business and distraction of management.

Our ability to undertake acquisitions is limited by covenants in our credit agreement and our financial resources, including available cash and borrowing capacity. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of substantial additional indebtedness and other expenses, impairment expenses related to goodwill and impairment or amortization expenses related to other intangible assets, any of which could harm our financial condition and results of operations. Although management intends to evaluate the risks inherent in any particular transaction, there are no assurances that we will properly ascertain all such risks. Difficulties encountered with acquisitions may harm our business, financial condition and results of operations.

Catastrophic events, such as natural disasters, epidemics, war and acts of terrorism, could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow.

Our operations and those of our customers are susceptible to the occurrence of catastrophic events outside our control, ranging from severe weather conditions to acts of war and terrorism. Any such events could cause a serious business disruption that reduces our customers’ ability to or interest in purchasing our asset protection solutions, and have in the past resulted in order cancellations and delays because customer equipment, facilities or operations have been damaged, or are not operational or available. For instance, order cancellations and delays due to Hurricane Ike adversely affected our revenues in fiscal 2009. Additionally, such events have resulted and may in the future result in substantial delays in the provision of solutions to our customers and the loss of valuable equipment. Any cancellations, delays or losses due to a catastrophic event may significantly reduce our revenues and harm our operating performance.

We face risks related to the current economic downturn.

The global economy is currently in a pronounced economic downturn. Global financial markets are continuing to experience disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, volatility in interest and currency exchange rates and overall uncertainty about economic stability. There may be further deterioration and volatility in the global economy, the global financial markets and consumer confidence. We are unable to predict the likely duration and severity of the current global economic downturn or disruptions in the financial markets. The downturn has already resulted in some of our customers canceling and delaying orders for our solutions, as well as some customers delaying payment for items billed, which reduced our gross margins and operating income in fiscal 2009. Some of our customers have also recently requested price concessions. In addition, current economic conditions have resulted in the reduced creditworthiness, inability to obtain sufficient financing, and bankruptcies of certain customers, increasing our exposure to bad debt. For instance, in fiscal 2009, one of our larger customers filed for bankruptcy due to a downturn in the chemical industry combined with its own highly leveraged position. If economic conditions deteriorate further, our business, financial condition and results of operations could be significantly harmed. Although we believe we have adequate liquidity and capital resources to fund our operations as planned, in light of current market conditions, our inability to access the capital markets on favorable terms, or at all, may harm our financial performance. The inability to obtain adequate financing from debt or capital sources could force us to self-fund strategic initiatives or even forgo certain opportunities, which in turn could potentially harm our performance.

We expect to continue expanding and investing in our sales and marketing, operations, engineering, research and development capabilities and financial and reporting systems and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations. To effectively manage our anticipated future growth, we must continue to implement and improve our managerial, operational, financial and reporting systems, expand our facilities and continue to recruit and train additional qualified personnel. We expect that all of these measures will require significant expenditures and will demand the attention of management. We may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel. Failure to manage our growth effectively could lead us to over or under-invest in technology and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, loss of business opportunities, the loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new solutions. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenues could decline or may grow more slowly than expected and we may be unable to implement our business strategy.

The success of our businesses depends, in part, on our ability to develop new asset protection solutions and increase the functionality of our current offerings.

The market for asset protection solutions is impacted by technological change, uncertain product lifecycles, shifts in customer demands and evolving industry standards and regulations. We may not be able to successfully develop and market new asset protection solutions that comply with present or emerging industry regulations and technology standards. Also, new regulations or technology standards could increase our cost of doing business.

From time to time, our customers have requested greater functionality in our solutions. As part of our strategy to enhance our asset protection solutions and grow our business, we plan to continue making substantial investments in the research and development of new technologies. We believe our future success will depend, in part, on our ability to continue to design new, competitive asset protection solutions, enhance our current solutions and provide new, value-added services. Developing new solutions will require continued investment, and we may experience unforeseen technological or operational challenges. In addition, our asset protection software is complex and can be expensive to develop, and new software and software enhancements can require long development and testing periods. If we are unable to develop new asset protection solutions or enhancements to our current offerings, or if the market does not accept such solutions, we will likely lose opportunities to realize revenues and customers and our business and results of operations will be adversely affected.

If our software produces inaccurate information or is incompatible with the systems used by our customers and makes us unable to successfully provide our solutions, it could lead to a loss of revenues and customers.

Our software is complex and, accordingly, may contain undetected errors or failures. Software defects or inaccurate data may cause incorrect recording, reporting or display of information related to our asset protection solutions. Any such failures, defects and inaccurate data may prevent us from successfully providing our asset protection solutions, which would result in lost revenues. Software defects or inaccurate data may lead to customer dissatisfaction and our customers may seek to hold us liable for any damages incurred. As a result, we could lose customers, our reputation may be harmed and our financial condition and results of operations would be materially adversely affected.

We currently serve a commercial, industrial and governmental customer base that uses a wide variety of constantly changing hardware, software solutions and operating systems. Our asset protection solutions need to interface with these non-standard systems in order to gather and assess data. Our business depends on the following factors, among others:

•	our ability to integrate our technology with new and existing hardware and software systems;

•	our ability to anticipate and support new standards, especially Internet-based standards; and

•	our ability to integrate additional software modules under development with our existing technology and operational processes.

If we are unable to adequately address any of these factors, our results of operations and prospects for growth and profitability would be harmed.

If we fail to successfully educate current and potential customers regarding the benefits of our asset protection solutions or the market for these solutions otherwise fails to develop, our ability to grow our business could be adversely impacted.

Our future success depends on continued and growing commercial acceptance of our asset protection solutions and our ability to obtain additional contracts. We anticipate that revenues related to our asset protection solutions will constitute a substantial portion of our revenues for the foreseeable future. If we are unable to educate our potential customers about the advantages our solutions have over competing products and services, or our current customers stop purchasing our asset protection solutions, our operating results could be significantly harmed. In addition, because the asset protection solutions industry is rapidly evolving, we could lose insight into trends that may be emerging, which would further harm our competitive position by making it difficult to predict and respond to customer needs. If the market for our asset protection solutions does not continue to develop, our ability to grow our business would be limited and we might not be able to maintain profitability.

Our results of operations could be harmed if our operating expenses do not correspond with the timing of our revenues.

Most of our operating expenses, such as employee compensation and property rental expense, are relatively fixed over the short-term. Moreover, our spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, we would not be able to proportionately reduce operating expenses for that quarter without a substantial disruption to our business. This shortfall in revenues could adversely affect our operating results for that quarter and could cause the market price of our common stock to decline substantially.

The seasonal nature of our business reduces our revenues in our first and third fiscal quarters.

Our business is seasonal. Our first and third fiscal quarter revenues are typically lower than our revenues in the second and fourth fiscal quarters because demand for our asset protection solutions from the oil and gas as well as the fossil and nuclear power industries increases during their non-peak production periods. For instance, U.S. refineries’ non-peak periods are generally in our second fiscal quarter, when they are retooling to produce more heating oil for winter, and in our fourth fiscal quarter, when they are retooling to produce more gasoline for summer. As a result of these trends, we generally have reduced cash flows in our second and fourth fiscal quarters, which may require us to borrow under our credit agreement or otherwise, to discontinue planned operations, or to curtail our operations. We expect that the negative impact of seasonality on our first and third fiscal quarter revenues and second and fourth fiscal quarter cash flows will continue.

Growth in revenues from our Services segment or traditional NDT services relative to revenues from our Products and Systems and International segments, may reduce our overall gross profit margin.

Our gross profit margin on revenues from our Services segment has historically been lower than our gross profit margin on revenues from our other segments because our services have higher labor-related costs. For instance, the gross profit margin in our Services segment for fiscal 2009 was 28.9%, while our gross profit margin in our Products and Systems segment and in our International segment was 49.0% and 43.2%, respectively. Our overall gross profit margin was 33.1% during the same period. Moreover, our gross profit margin on traditional NDT services has historically been lower than our gross profit margin in our Services segment as a whole. As a result, we expect our overall gross profit margin will be lower in periods when revenues from our services, and particularly from traditional NDT services, has increased as a percentage of total revenues and will be higher in periods when revenues from our International or Products and Systems segments has increased as a percentage of total revenues. Fluctuations in our gross profit margin may affect our level of profitability in any period, which may negatively affect the price of our common stock.

We have identified two significant deficiencies in our internal controls over financial reporting.

In connection with the audit of our financial results for fiscal 2009, we and our independent registered accounting firm reported to our audit committee two significant deficiencies concerning the substantial number of our internal control processes that are still being formalized or are manual in nature and the design of certain controls related to the financial statement closing process. These processes, at times, require significant effort to execute and, therefore, generally may not provide a sustainable platform for an effective and efficient financial statement closing process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting. If we are unable to remedy these significant deficiencies, or if we discover other significant deficiencies in the future, then we may not be able to provide reasonable assurance regarding the reliability of our financial statements, which could have an adverse effect on our business or operating results.

Our business is currently subject to governmental regulation, and may become subject to modified or new government regulation that may negatively impact our ability to market our asset protection solutions.

We incur substantial costs in complying with various government regulations and licensing requirements. For example, the transportation and overnight storage of radioactive materials used in providing certain of our asset protection solutions is subject to regulation under federal and state laws and licensing requirements. Our Services segment is currently licensed to handle radioactive materials by the U.S. Nuclear Regulatory Commission (NRC) and 18 state regulatory agencies. If we allegedly fail to comply with these regulations, we may be investigated and incur significant legal expenses associated with such investigations, and if we are found to have violated these regulations, we may be fined or lose one or more of our licenses to perform further projects. While we are investigated, we may be required to suspend work on the projects associated with our alleged noncompliance, resulting in loss of profits or customers, and damage to our reputation. For instance, in January, 2007, we were investigated due to an incident involving radiation exposure resulting from the misconduct of one of our employees. As a result, our customer required us to briefly suspend work on the associated project. We were found to have violated regulations governing the handling of radioactive materials, and as a result we incurred significant legal expenses. A more serious violation could result in lost profits and damage to our reputation. Many of our customers have strict requirements concerning safety or loss time occurrences. In the future, federal, state, provincial or local governmental agencies may seek to change current regulations or impose additional regulations on our business. Any modified or new government regulation applicable to our current or future asset protection solutions may negatively impact the marketing and provision of those solutions and increase our costs and the price of our solutions.

A significant stockholder controls the direction of our business. The concentrated ownership of our common stock may prevent you and other stockholders from influencing significant corporate decisions.

Dr. Sotirios J. Vahaviolos, our Chairman, President and Chief Executive Officer, will own approximately     % of our outstanding common stock after this offering. As a result, Dr. Vahaviolos will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation, and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of ownership could be disadvantageous to other stockholders with differing interests from Dr. Vahaviolos.

An inability to protect our intellectual property could negatively affect our business and results of operations.

Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our asset protection solutions. Patent protection is unavailable for certain aspects of the technology and operational processes important to our business. Any patent held by us or to be issued to us, or any of our pending patent applications, could be unenforceable, challenged, invalidated or circumvented. Some of our trademarks that are not in use may become available to others. To date, we have relied principally on copyright, trademark and trade secrecy laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our intellectual property. However, we have not obtained confidentiality agreements from all of our customers and vendors, and although we have entered into confidentiality agreements with all of our employees in our Products and Systems segment and certain of our other employees involved in the development of our intellectual property, we cannot be certain that these agreements will be honored or enforceable. Some of our confidentiality agreements are not in writing, and some customers are subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Although we do not transfer ownership of some of our more advanced asset protection products and systems and, instead, sell to our customers services using these products and systems, in part, in an effort to protect the intellectual property upon which they are based, this strategy may not be successful and our customers or third parties may reverse engineer or otherwise derive this intellectual property and use it without our authorization. Policing unauthorized use of our intellectual property is difficult and expensive. The steps that we have taken or may take might not prevent misappropriation of the intellectual property on which we rely. In addition, effective protection may be unavailable or limited in jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. From time to time, third parties may infringe our intellectual property rights. Litigation may be necessary to enforce or protect our rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs, divert resources away from our daily operations and result in the impairment of our intellectual property. Failure to adequately enforce our rights could cause us to lose valuable rights in our intellectual property and may negatively affect our business.

We may be subject to damaging and disruptive intellectual property litigation related to allegations that our asset protection solutions infringe on the intellectual property of others, which could prevent us from offering those solutions.

Third-party patent applications and patents may be applicable to our asset protection solutions. As a result, third parties may in the future make infringement and other allegations that could subject us to intellectual property litigation relating to our solutions. Such litigation would be time consuming and expensive, divert attention and resources away from our daily operations, impede or prevent delivery of our solutions and require us to pay significant royalties, licensing fees and damages. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our solutions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to seek one or more licenses from third parties in order to continue to offer the related solution, which may not be available at a reasonable cost, or at all. For example, in 2004 a competitor brought a patent infringement lawsuit against us based on our use of certain sensor technology in our inspection of a bridge. We incurred approximately $0.6 million in expenses to defend against and settle this lawsuit, and to enter into a license to use this technology. Under this license agreement, we have paid the competitor immaterial amounts for fees and royalties for use of the technology, which we no longer use in our business.

We may require additional capital to support business growth, which might not be available.

We intend to continue making investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new, or enhance our current, asset protection solutions, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our current stockholders, including investors in this offering, could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our credit agreement contains financial and operating restrictions that may limit our access to credit. If we fail to comply with financial or other covenants in our credit agreement, we may be required to repay indebtedness to our existing lenders, which may harm our liquidity.

Provisions in our credit agreement with Bank of America, N.A., JPMorgan Chase Bank, N.A., TD Bank, N.A. and Capital One, N.A. impose restrictions on our ability to, among other things:

•	create liens;
•	make investments;
•	incur more debt;
•	merge or consolidate;
•	make dispositions of property;
•	pay dividends and make distributions;
•	enter into a new line of business;
•	enter into transactions with affiliates; and
•	enter into burdensome agreements.

Our credit agreement also contains financial covenants that require us to maintain compliance with specified financial ratios. As of May 31, 2009 we were not in compliance with certain covenants in our former credit agreement limiting our incurrence of certain indebtedness and requiring us to maintain a certain debt service coverage ratio, and we may not be able to comply with such covenants in the future. Although this prior noncompliance with these covenants was waived by our lenders, our failure to comply with these covenants in the future may result in the declaration of an event of default, which could prevent us from borrowing under our credit agreement. In addition to preventing additional borrowings under our credit agreement, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under the agreement, which would require us to pay all amounts outstanding and, in addition, our lenders may require us to cash collateralize letters of credit issued thereunder. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we then may not have sufficient funds available for repayment or the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us, or at all.

We may become subject to commercial disputes or product liability claims, that could harm our business by distracting our management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies.

We face potential liability for, among other things, contract, negligence and product liability claims related to our provision of asset protection solutions. For instance, our customers may assert that we have failed to perform under our agreements with them, or our customers or third parties may claim damages arising out of misuse of our products, the malfunctioning of our products due to design or manufacturing flaws, or the use of our products with components or systems not manufactured or sold by us. We currently do not carry product liability insurance and we may not have sufficient resources to satisfy any liability resulting from product liability or other claims. Any of these claims or disputes could result in monetary damages and equitable or other remedies that could harm our financial position or operations. Even if we prevail in or settle these claims or disputes, they may distract our management from operating our business and the cost of defending or settling them could harm our operating results, financial position and cash flows.

We rely on a limited number of suppliers to provide us radioisotopes and a material interruption in supply could prevent or limit our ability to fill orders for our products.

We depend upon a limited number of third-party suppliers for the radioisotopes we use to provide certain advanced asset protection solutions. Our principal suppliers are Industrial Nuclear Company, QSA Global Inc. and Source Production & Equipment Co., Inc. We also utilize other commercial isotope manufacturers located in the United States and overseas. To date, we have been able to obtain the required radioisotopes for our asset protection solutions without any significant delays or interruptions. If we lose any of these suppliers, we may be required to find and enter into supply arrangements with one or more replacement suppliers. Obtaining alternative sources of supply could involve significant delays and other costs and these supply sources may not be available to us on reasonable terms or at all. Any disruption of supplies could delay delivery of our products that use radioisotopes, which could adversely affect our business and financial results and result in lost or deferred sales.

Our sales cycles can be lengthy, unpredictable and require significant employee time and financial resources with no assurances that we will realize revenues.

Our sales cycles are often long and unpredictable. Many of our current and potential customers have extended budgeting and procurement processes. We believe that they also tend to be risk averse and follow industry trends rather than be the first to purchase new products or services, which can extend the lead time for or prevent acceptance of new products or services. Accordingly, they may take longer to reach a decision to purchase our solutions. This extended sales process, which often lasts between three and six months, requires the dedication of significant time and financial resources, with no certainty of success or recovery of our related expenses. It is not unusual for our current and potential customers to go through the entire sales process and not make any purchases.

Any real or perceived internal or external electronic security breaches in connection with the use of our asset protection solutions could harm our reputation, inhibit market acceptance of our solutions and cause us to lose customers.

We and our customers use our asset protection solutions to compile and analyze sensitive or confidential customer-related information. In addition, some of our asset protection solutions allow us to remotely control equipment at commercial, institutional and industrial locations. Our asset protection solutions rely on the secure electronic transmission of proprietary data over the Internet or other networks. Well-publicized compromises of Internet security could have the effect of substantially reducing confidence in the Internet as a medium of data transmission. The occurrence or perception of security breaches in connection with our asset protection solutions or our customers’ concerns about Internet security or the security of our solutions, whether warranted or not, would likely harm our reputation or business, inhibit market acceptance of our asset protection solutions and cause us to lose customers, any of which would harm our financial condition and results of operations.

We may come into contact with sensitive consumer information or data when we perform installation, maintenance or testing functions for our customers. Even the perception that we have improperly handled sensitive, confidential information would have a negative effect on our business. If, in handling this information, we fail to comply with privacy or security laws, we could incur civil liability to government agencies, customers and individuals whose privacy is compromised. In addition, third parties may attempt to breach our security or inappropriately harm our asset protection solutions through computer viruses, electronic break-ins and other disruptions. If a breach is successful, confidential information may be improperly obtained, for which we may be subject to lawsuits and other liabilities.

Our international operations are subject to risks relating to non-U.S. operations.

In fiscal 2009, 2008 and 2007, we generated approximately 22%, 22% and 25% respectively, of our revenues outside the United States and we expect to increase our international presence over time. Our primary operations outside the United States are in Europe, Asia, Canada and South America. There are numerous risks inherent in doing business in international markets, including:

•	fluctuations in interest rates and currency exchange rates, including the relatively weak position of the U.S. dollar;

•	varying regional and geopolitical business conditions and demands;

•	compliance with applicable foreign regulations and licensing requirements, and U.S. regulation with respect to our business in other countries;

•	the cost and uncertainty of obtaining data and creating solutions that are relevant to particular geographic markets;

•	the need to provide sufficient levels of technical support in different locations;

•	the complexity of maintaining effective policies and procedures in locations around the world;

•	the risks of divergent business expectations or difficulties in establishing joint ventures with foreign partners;

•	political instability and civil unrest;

•	restrictions or limitations on outsourcing contracts or services abroad;

•	restrictions or limitations on the repatriation of funds; and

•	potentially adverse tax consequences.

We are expanding our sales and marketing efforts in certain emerging markets, such as Brazil, Russia, India and China. Expanding our business into emerging markets may present additional risks beyond those associated with more developed international markets. For example, in China and Russia, we may encounter risks associated with the ongoing transition from state business ownership to privatization. In any emerging market, we may face the risks of working in cash-based economies, dealing with inconsistent government policies and encountering sudden currency revaluations.

We rely on certification of our NDT solutions by industry standards-setting bodies.

We currently have International Organization for Standardization (ISO) 9001-2000 certifications for each of Mistras Services, Physical Acoustics Corporation (PAC), Physical Acoustics Limited, and Envirocoustics S.A. and we have ISO 14001:2004 certification for Mistras Services and Physical Acoustics South America. Physical Acoustics South America also has a OHSAS 18001 certification. In addition, we currently have Nadcap (formerly National Aerospace and Defense Contractors Accreditation Program) certification for four of our locations in Auburn, Massachusetts; Springfield, Massachusetts; Heath, Ohio; and Kent, Washington. We continually review our NDT solutions for compliance with the requirements of industry specification standards and the Nadcap special processes quality requirements. However, if we fail to maintain our ISO or Nadcap certifications, our business may be harmed because our customers generally require that we have ISO and Nadcap certification before they purchase our NDT solutions.

Risks related to our common stock and this offering

We expect our quarterly revenues and operating results to fluctuate. If we fail to meet the expectations of market analysts or investors, the market price of our common stock could decline substantially.

Our quarterly operating results have fluctuated in the past and are expected to do so in the future. Accordingly, we believe that period-to-period comparisons of our results of operations may be misleading. You should not rely upon the results of one quarter as an indication of future performance. Our revenues and operating results may fall below the expectations of securities analysts or investors in any future period. Our failure to meet these expectations would likely cause the market price of our common stock to decline, perhaps substantially.

Our quarterly revenues and operating results may vary depending on a number of factors, including:

•	revenue volume during the period;

•	demand for and acceptance of our asset protection solutions;

•	delays in the implementation and delivery of our asset protection solutions, which may impact the timing of our recognition of revenues;

•	delays or reductions in spending for asset protection solutions by our customers and potential customers;

•	the long lead time associated with securing new customer contracts;

•	the termination of existing customer contracts;

•	development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

•	changes in pricing for asset protection solutions;

•	effects of recent acquisitions;

•	fluctuations in currency exchange rates;

•	changes in the price or availability of materials used in our services; and

•	increased expenditures for sales and marketing, software development and other corporate activities.

We currently have no plans to pay dividends on our common stock.

We have not declared or paid any cash dividends on our common stock to date, and we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the development, operation and growth of our business. In addition, our credit agreement prohibits us from paying dividends and future loan agreements may also prohibit the payment of dividends. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, business opportunities, contractual restrictions and other factors deemed relevant. To the extent we do not pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock on the New York Stock Exchange or otherwise. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock.

The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock on the New York Stock Exchange after the offering. The market price of our common stock may decline below the initial public offering price. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic and stock market conditions;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	future sales of our common stock; and

•	the other factors described in this Risk Factors section.

The stock markets have generally experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including those in our industry. These changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate for reasons that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management’s attention and resources.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Future sales by us or by our existing stockholders of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital in the future through the sale of our equity securities. Under our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering, we are authorized to issue up to           shares of common stock, of which           shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (Securities Act), by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition,           shares of common stock will become freely tradeable immediately upon the termination of the lock-up agreements described below and an additional           shares of common stock will become freely tradeable thereafter, assuming no exercise of any outstanding warrants or options as of                 . Certain of our stockholders will be able to cause us to register common stock that they own under the Securities Act pursuant to registration rights that are described in “Certain Relationships and Related Transactions—Registration Rights.” We also intend to register all shares of common stock that we may issue under our 2009 Long-Term Incentive Plan.

Our executive officers and directors and certain of our stockholders have entered into lock-up agreements described under the caption “Underwriting,” pursuant to which they have agreed, subject to certain exceptions and extensions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus or to exercise registration rights during such period with respect to such shares. However, after the lock-up period expires, or if the lock-up restrictions are waived by the representatives, such persons will be able to sell their shares and exercise registration rights to cause them to be registered. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock.

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that may not improve our financial condition and results of operations or increase our stock price.

Purchasers of common stock will experience immediate and substantial dilution.

Based on the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution in the net tangible book value per share of common stock of $      per share from the offering price. Investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since inception, but will only own approximately     % of the shares of common stock outstanding. In addition, following this offering we will also have a significant number of outstanding warrants and options to purchase our common stock, with the options having exercise prices significantly below the initial public offering price of our common stock. You will incur further dilution if outstanding options or warrants to purchase common stock are exercised. In addition, our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering allows us to issue significant numbers of additional shares, including shares that may be issued under our 2009 Long-Term Incentive Plan, which could result in further dilution to purchasers of our common stock in this offering.

Provisions of our charter, bylaws and of Delaware law, as well as some of our employment arrangements, could discourage, delay or prevent a change of control of our company, which may adversely affect the market price of our common stock.

Certain provisions of our second amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering could discourage, delay or prevent a merger, acquisition, or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	require that vacancies on the board of directors, including newly created directorships, be filled only by a majority vote of directors then in office;

•	authorize our board of directors to issue, without stockholder approval, preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquiror to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting by prohibiting stockholder action by written consent;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a plurality of stock to elect some directors; and

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings and limit the right to call special meetings of stockholders to the Chairman of the Board, the Chief Executive Officer, the board of directors acting pursuant to a resolution adopted by a majority of directors or the Secretary upon the written request of stockholders entitled to cast not less than 35% of all the votes entitled to be cast at such meeting.

Some of our employment arrangements and stock option agreements provide for severance payments and accelerated vesting of benefits, including accelerated vesting of restricted stock and options, upon a change of control. This offering will not constitute a change of control under such agreements. These provisions may discourage or prevent a change of control.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

Being a public company will increase our administrative workload and expenses.

As a public company with common stock listed on the New York Stock Exchange, we will need to comply with new laws, regulations and requirements, including certain provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission (SEC) and the requirements of the New York Stock Exchange, which we are not required to comply with as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management. The hiring of additional personnel to handle these responsibilities will increase our operating costs. We expect we will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish and maintain an investor relations function, including the provision of certain information on our website.

In addition, we expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit and compensation committees.

Our internal controls over financial reporting do not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Our internal controls over financial reporting do not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, standards that we will be required to meet in the course of preparing our 2011 annual report on Form 10-K. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time.

We are in the early stages of addressing our internal controls procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal controls over financial reporting. If, as a public company, we are not able to timely or adequately implement the requirements of Section 404, our independent registered public accounting firm may not be able to attest to the adequacy of our internal controls over financial reporting. If we are unable to maintain adequate internal controls over financial reporting, we may be unable to report our financial information in a timely and reliable manner, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could significantly harm our business.

In addition, we expect to incur incremental costs in order to improve our internal controls over financial reporting and comply with Section 404, including increased audit and legal fees and costs associated with hiring additional accounting and administrative staff.

Forward-looking statements

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any forward-looking statements are reasonable, these plans, intentions or expectations are based on assumptions, are subject to risks and uncertainties and may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. These statements include, among other things, statements relating to:

•	our evaluation of the history and the dynamics supporting the demand and growth in the asset protection solutions market;

•	estimates of market sizes and anticipated uses of our asset protection solutions;

•	our business strategy and our underlying assumptions about data and trends in the markets for asset protection solutions;

•	our ability to market, commercialize and achieve market acceptance for our asset protection solutions;

•	our estimates regarding future revenues, expenses, capital requirements, liquidity, the sufficiency of our cash resources and our needs for additional financing;

•	our anticipated use of the proceeds of this offering;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

•	management’s goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	loss of or reduction in business with a significant customer;

•	an accident or incident involving our asset protection solutions;

•	our ability to attract and retain trained engineers, scientists and other highly skilled workers as well as members of senior management;

•	strengths and actions of our competitors;

•	our current dependence on customers in the oil and gas industry;

•	the timing, size and integration success of potential future acquisitions;

•	catastrophic events that cause disruptions to our business or the business of our customers; and

•	the current economic downturn.

Potential investors are urged to carefully consider these factors and the other factors described under “Risk Factors” in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, we undertake no obligation to publicly update any forward-looking statements or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Use of proceeds

We estimate that our net proceeds from the sale of our common stock in this offering, based on the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus), will be approximately $      , or $      if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use these net proceeds for general corporate purposes, including working capital and possible acquisitions, although we have no present understandings, commitments or agreements to acquire any businesses or technologies. In addition, we currently expect that we will use a portion of these net proceeds to repay all or a portion of the indebtedness outstanding under our $55.0 million secured revolving credit facility under our credit agreement with Bank of America, N.A., JPMorgan Chase Bank, N.A., TD Bank, N.A. and Capital One, N.A. The secured revolving credit facility currently bears interest at the LIBOR or base rate, at our option, plus an applicable margin ranging from 0% to 3.25% and a market disruption increase of between 0.0% and 1.0%, if the lenders determine it applicable. The applicable rate was     % as of August 31, 2009. The secured revolving credit facility matures on July 21, 2012. We used the proceeds from indebtedness incurred during the past year to repay the outstanding indebtedness of our prior credit agreement, to fund two acquisitions that closed after the end of fiscal 2009 and for other general working capital purposes. As of August 31, 2009, we had borrowed a total of $40.8 million under our current credit agreement, and had $14.2 million of availability under the $55.0 million revolving credit facility.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We have not yet determined the amount of our remaining net proceeds to be used specifically for any of the foregoing purposes. Accordingly, management will have flexibility in applying our remaining net proceeds of this offering. Pending their use, we intend to invest our net proceeds from this offering in short-term, investment grade, interest-bearing instruments.

Dividend policy

We have never paid or declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. The terms of our current credit agreement with Bank of America, N.A., JPMorgan Chase Bank, N.A., TD Bank, N.A. and Capital One, N.A, preclude us, and the terms of any future debt or credit facility may also preclude us, from paying cash dividends.

Capitalization

The following table sets forth (1) our cash and cash equivalents and (2) our capitalization as of May 31, 2009:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our outstanding preferred stock into shares of our common stock upon the completion of this offering, a -for- stock split of our common stock and the effectiveness of our second amended and restated certificate of incorporation that will be effective upon completion of this offering, as if such transactions occurred on May 31, 2009; and

•	on a pro forma as adjusted basis to further reflect the sale of shares of common stock by us in this offering at the initial public offering price of $ per share (the midpoint of the price range shown on the cover page of this prospectus).

For purposes of the pro forma as adjusted column of the capitalization table below, we have assumed the net proceeds from this offering will be $      million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, the table excludes the following:

•	shares of common stock issuable upon the exercise of stock options outstanding as of May 31, 2009 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future awards under the 2009 Long-Term Incentive Plan.

This table should be read in conjunction with our audited consolidated financial statements, including the notes thereto, “Use of Proceeds,” “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

	As of May 31, 2009
			Pro forma
(dollars in thousands)	Actual	Pro forma	as adjusted

Cash and cash equivalents	$5,668

Total long-term debt, including current portion(1)	$66,251
Obligations under capital leases, including current portion	14,525

Total debt	80,776

Convertible redeemable preferred stock	90,983	—	—

Stockholders’ (deficit) equity:
Common stock; $0.01 par value per share (actual:
2,000,000 shares authorized and 1,000,000 shares issued and outstanding; pro forma: shares authorized and shares issued and outstanding; pro forma as adjusted: shares authorized and shares issued and outstanding)	10
Additional paid-in capital	1,037
Accumulated deficit	(47,376)
Accumulated other comprehensive income	(1,583)

Total stockholders’ (deficit) equity	(47,912)

Total capitalization	$123,847

(1)	As of August 31, 2009, we had borrowed a total of $ million under our current credit agreement, and had $ million of availability under the $55.0 million revolving credit facility, which is net of $ million of outstanding letters of credit.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of May 31, 2009, our net tangible book deficit was approximately $98.5 million, or approximately $      per share. Net tangible book deficit per share represents the amount of total tangible assets less our total liabilities, including our preferred stock, divided by the number of shares outstanding. On a pro forma basis, after giving effect to the conversion of       shares of our preferred stock into           shares of our common stock and a     -for-      stock split of our common stock, and excluding proceeds from this offering, our pro forma net tangible book value as of May 31, 2009 would have been approximately $      million, or $      per share.

On a pro forma as adjusted basis, after giving further effect to the sale of           shares of common stock in this offering at the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of May 31, 2009 would have been approximately $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value from this offering of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of , 2009	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

The following table summarizes, as of May 31, 2009, the differences between the number of shares of common stock owned by existing stockholders and the number to be owned by new public investors, the aggregate cash consideration paid to us after deducting underwriting discounts and estimated offering expenses payable by us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of

common stock in this offering at the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus).

Shares
	purchased(1)		Total consideration		Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders(1)		%	$	%	$
New public investors

Total		100.0%	$	100.0%

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering and includes the preferred shares converted to common stock at the time of the offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to approximately           shares, or approximately     % of the total number of shares of our common stock to be outstanding after this offering, our existing stockholders would own approximately     % of the total number of shares of our common stock to be outstanding after this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $      and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $          .

In addition, the above discussion and tables assume no exercise of stock options.

As of May 31, 2009, we had outstanding options to purchase a total of       shares of common stock at a weighted average exercise price of $      per share. If all of these outstanding options had been exercised as of May 31, 2009, our pro forma net tangible book value would have been $      per share of common stock, pro forma as adjusted net tangible book value after this offering would be $      per share of common stock and dilution in pro forma as adjusted net tangible book value to investors in this offering would be $      per share of common stock.

In addition, if all of these outstanding options as of May 31, 2009 were exercised, on an as adjusted basis after deducting underwriting discounts and estimated offering expenses payable by us, (i) existing stockholders would have purchased           shares representing     % of the total shares for $       , or approximately     % of the total consideration paid, with an average price per share of $      and (ii)        shares purchased by new stockholders in this offering would represent approximately     % of total shares for approximately $       , or approximately     % of the total consideration paid.

Selected historical consolidated financial information

The following tables set forth our selected historical consolidated financial data for the periods indicated. The selected statement of operations and cash flow data for fiscal 2009, 2008 and 2007 and the selected balance sheet data as of May 31, 2009 and 2008 have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The statement of operations and cash flow data for fiscal 2006 and fiscal 2005 and the selected balance sheet data as of May 31, 2007, 2006 and 2005 have been derived from our audited financial statements not included in this prospectus. The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and the notes thereto included elsewhere in this prospectus.

	Fiscal
(dollars in thousands, except per share data)	2009	2008	2007	2006	2005

Statement of Operations Data:
Revenues	$209,133	$152,268	$122,241	$93,741	$80,813
Cost of revenues	131,167	90,590	75,702	55,908	51,426
Depreciation	8,700	6,847	4,666	3,013	2,947

Gross profit	69,266	54,831	41,873	34,820	26,440
Selling, general and administrative expenses	47,150	32,943	26,408	24,748	20,994
Research and engineering expenses	1,255	954	703	660	1,029
Depreciation and amortization	3,936	4,576	4,025	4,165	3,988
Legal settlement	2,100	—	—	—	—

Income from operations	14,825	16,358	10,737	5,247	429
Interest expense	4,614	3,531	4,482	4,225	4,589
Loss on extinguishment of long-term debt	—	—	460	—	—

Income (loss) before provision for (benefit from) income taxes and minority interest	10,211	12,827	5,795	1,022	(4,160)
Provision for (benefits from) income taxes	4,558	5,380	208	503	(71)

Income (loss) before minority interest	5,653	7,447	5,587	519	(4,089)
Minority interest, net of taxes	(187)	(8)	(199)	(17)	16

Net income (loss)	5,466	7,439	5,388	502	(4,073)
Accretion of preferred stock	(27,114)	(32,872)	(3,520)	(2,922)	(2,062)

Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868	$(2,420)	$(6,135)

Weighted average number of common shares outstanding
Basic	1,000,000	1,000,000	991,348	977,115	965,577
Diluted	1,000,000	1,000,000	1,007,803	977,115	965,577
(Loss) earnings per common share:
Basic	$(21.65)	$(25.43)	$1.88	$2.48	$(6.35)
Diluted	(21.65)	(25.43)	1.85	2.48	(6.35)
Pro forma diluted earnings (loss) per common share(1)	3.50	4.81	3.56	0.35	(3.22)
Other Financial Data:
Net cash provided by operating activities	$12,661	$12,851	$14,006	$6,208	$3,024
Net cash used in investing activities	(15,888)	(19,446)	(4,259)	(2,387)	(3,193)
Net cash provided by (used in) financing activities	4,912	6,320	(8,122)	(2,654)	(183)
EBITDA(2)	27,274	27,773	18,769	12,408	7,380
Adjusted EBITDA(2)	31,122	28,091	19,229	12,408	7,380

	As of the end of fiscal
(dollars in thousands)	2009	2008	2007	2006	2005

Balance Sheet Data:
Cash and cash equivalents	$5,668	$3,555	$3,767	$1,976	$700
Total assets	151,274	119,822	79,885	74,425	71,149
Total long-term debt, including current portion	66,251	48,270	25,403	29,668	38,622
Obligations under capital leases, including current portion	14,525	11,842	9,970	8,275	7,283
Convertible redeemable preferred stock	90,983	63,869	30,995	26,575	15,623
Total stockholders’ (deficit) equity	(47,912)	(24,475)	903	(1,326)	1,113

(1)	Pro forma diluted (loss) earnings per common share gives effect to the assumed conversion of our preferred stock for all periods presented. It is computed by dividing net income by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings (loss) per share, but after assuming conversion of our preferred stock and exercise of any diluted stock options. The calculation for this, as well as our basic and diluted (loss) earnings per common share, follows.

	Fiscal
(in thousands, except share and per share data)	2009	2008	2007	2006	2005

Basic (loss) earnings per common share:
Numerator:
Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868	$(2,420)	$(6,135)

Denominator:
Weighted average number of common shares outstanding	1,000,000	1,000,000	991,348	977,115	965,577

Basic (loss) earnings per common share	$(21.65)	$(25.43)	$1.88	$(2.48)	$(6.35)

Diluted (loss) earning per common share:*
Numerator
Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868	$(2,420)	$(6,135)

Denominator:
Weighted average number of common shares outstanding	1,000,000	1,000,000	991,348	977,115	965,577
Common stock equivalents of outstanding stock options	—	—	16,455	—	—

Total shares	1,000,000	1,000,000	1,007,803	977,115	965,577

Diluted (loss) earnings per common share	$(21.65)	$(25.43)	$1.85	$(2.48)	$(6.35)

*Inclusion of certain stock options and conversion of preferred shares would be anti-dilutive.

	Fiscal
(in thousands, except share and per share data)	2009	2008	2007	2006	2005

Pro forma diluted earnings (loss) per common share:
Numerator:
Net income (loss)	$5,466	$7,439	$5,388	$502	$(4,073)

Denominator:
Weighted average number of common shares outstanding	1,000,000	1,000,000	991,348	977,115	965,577
Common stock equivalents of outstanding stock options	42,755	26,520	16,455	21,721	—
Common stock equivalents of conversion of preferred shares	519,906	519,906	503,829	420,067	298,701

Total shares	1,562,661	1,546,426	1,511,632	1,418,903	1,264,278

Pro forma diluted earnings (loss) per common share	$3.50	$4.81	$3.56	$0.35	$(3.22)

(2)	EBITDA and adjusted EBITDA are performance measures used by management that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). EBITDA is defined in this prospectus as net income plus: interest expense, provision for income taxes and depreciation and amortization. Adjusted EBITDA is defined in this prospectus as net income plus: interest expense, provision for income taxes, depreciation and amortization, stock-based compensation expense and certain one-time and generally non-recurring items (which items are described in the next paragraph and the reconciliation table below).

Our management uses EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations and for evaluating actual results against such expectations and as performance evaluation metrics off which to base executive and employee incentive compensation programs.

We believe investors and other external users of our financial statements benefit from the presentation of EBITDA and adjusted EBITDA in evaluating our operating performance because they provide an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. For instance, EBITDA and adjusted EBITDA generally exclude interest expense, taxes and depreciation, amortization and non-cash stock compensation, each of which can vary substantially from company to company depending upon accounting methods and the book value and age of assets, capital structure, capital investment cycles and the method by which assets were acquired. Similarly, our adjusted EBITDA (and not our EBITDA) for fiscal 2009 excludes the impact of a one-time payment we made to settle a lawsuit and the writeoff of $1.6 million in accounts receivable we expected to collect from a customer that declared bankruptcy in fiscal 2009. These items were excluded because management believes these events were highly unique to us in fiscal 2009. Our adjusted EBITDA for fiscal 2009 and 2008 also excludes the impact of stock compensation expenses, because these expenses actually did not involve us paying or agreeing to pay any cash.

Although EBITDA and adjusted EBITDA are widely used by investors and securities analysts in their evaluations of companies, you should not consider them either in isolation or as a substitute for analyzing our results as reported under U.S. generally accepted accounting principles (GAAP). EBITDA and adjusted EBITDA are generally limited as analytical tools because they exclude, among other things, the statement of operations impact of depreciation and amortization, interest expense and the provision for income taxes and therefore do not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. As a result, EBITDA and adjusted EBITDA are of limited value in evaluating our operating performance because (i) we use a significant amount of capital assets and depreciation and amortization expense is a necessary element of our costs and ability to generate revenues; (ii) we have a significant amount of debt and interest expense is a necessary element of our costs and ability to generate revenues; and (iii) we generally incur significant U.S. federal, state and foreign income taxes each year and the provision for income taxes is a necessary element of our costs. EBITDA and adjusted EBITDA also do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments, changes in, or cash requirements for, our working capital needs and all non-cash income or expense items that are reflected in our statements of cash flows. Our adjusted EBITDA for fiscal 2009 excludes the impact of an actual cash expenditure for the settlement of a lawsuit and an amount we were unable to collect in fiscal 2009 due to the bankruptcy of a customer, and our adjusted EBITDA for fiscal 2009 and 2008 excludes the impact of stock compensation expenses that reduced our net income under GAAP. Furthermore, because EBITDA and adjusted EBITDA are not defined under GAAP, our definitions of EBITDA and adjusted EBITDA may differ from, and therefore may not be comparable to, similarly titled measures used by other companies, thereby limiting their usefulness as comparative measures. Because of these limitations, neither EBITDA nor adjusted EBITDA should be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. We strongly urge you to review the GAAP financial measures included in this prospectus, our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA:

	Fiscal
(in thousands)	2009	2008	2007	2006	2005

Net income (loss)	$5,466	$7,439	$5,388	$502	$(4,073)
Interest expense	4,614	3,531	4,482	4,225	4,589
Provision for income taxes	4,558	5,380	208	503	(71)
Depreciation and amortization	12,636	11,423	8,691	7,178	6,935

EBITDA	$27,274	$27,773	$18,769	$12,408	$7,380
Legal settlement	2,100	—	—	—	—
Large customer bankruptcy	1,556	—	—	—	—
Stock compensation expense	192	318	—	—	—
Loss on extinguishment of debt	—	—	460	—	—

Adjusted EBITDA	$31,122	$28,091	$19,229	$12,408	$7,380

Management’s discussion and analysis of financial
condition and results of operations

You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including but not limited to those we discuss under “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a leading global provider of technology-enabled asset protection solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine industry-leading products and technologies, expertise in mechanical integrity (MI) and non-destructive testing (NDT) services and proprietary data analysis software to deliver a comprehensive portfolio of customized solutions, ranging from routine inspections to complex, plant-wide asset integrity assessments and management. These mission critical solutions enhance our customers’ ability to extend the useful life of their assets, increase productivity, minimize repair costs, comply with governmental safety and environmental regulations, manage risk and avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base of companies with asset-intensive infrastructure, including companies in the oil and gas, fossil and nuclear power, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries. During fiscal 2009, we provided our asset protection solutions to approximately 4,500 customers. As of August 1, 2009, we had approximately 2,000 employees, including 29 Ph.D.’s and more than 100 other degreed engineers and highly-skilled, certified technicians, in 68 offices across 15 countries. We have established long-term relationships as a critical solutions provider to many leading companies in our target markets. Our current principal market is the oil and gas industry, which accounted for approximately 58%, 50% and 52% of our revenues for fiscal 2009, 2008 and 2007, respectively.

During the last three fiscal years, we have focused on introducing our advanced asset protection solutions to our customers using proprietary, technology-enabled software and testing instruments, including those developed by our Products and Systems segment. During this period, the demand for outsourced asset protection solutions has, in general, increased, creating demand from which our entire industry has benefited. We have experienced compounded annual revenue growth (CAGR) of 30.7% over the last three fiscal years, including the impact of acquisitions and currency fluctuations. During the same period, revenues from our customers in the oil and gas market, historically our largest target market, had a CAGR of 39.0%. All of our other target markets, collectively, had a CAGR of 22.0%. We believe further growth can be realized in all of our target markets. Concurrent with this growth, we have worked to build our infrastructure to profitably absorb additional growth and have made a number of small acquisitions in an effort to leverage our fixed costs, grow our base of experienced personnel, expand our technical capabilities and increase our geographical reach.

Since inception, we have increased our capabilities and the size of our customer base through the development of applied technologies and managed support services, organic growth and the successful and seamless integration of acquired companies. These acquisitions have provided us with additional products, technologies, resources and customers that have enhanced our sustainable competitive advantages over our competition.

The global economy is currently in a pronounced economic downturn. Global financial markets are continuing to experience disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, volatility in interest and currency exchange rates and overall uncertainty about economic stability. There may be further deterioration and volatility in the global economy and the global financial markets. Although this economic downturn has negatively impacted our revenues and profitability in fiscal 2009, and may negatively impact our future results if it continues, we believe it also has allowed us to selectively hire new talented individuals that otherwise might not have been available to us, to acquire and develop new technology in order to aggressively expand our proprietary portfolio of customized solutions, and to make acquisitions of complementary businesses at reasonable valuations. We believe we will be able to derive additional revenues from these strategic investments with favorable gross margins in future periods, which we believe would at least in part offset any further negative revenue impact we incur from the economic downturn during those periods. Also, although some of our customers have delayed turnaround projects and other large-scale inspection projects, they have historically seldom postponed such projects indefinitely, so we expect increased revenues if and when our customers request we complete these projects. However, due to the severity of the economic downturn, these projects instead may continue to be delayed.

Basis of presentation

Consolidated results of operations

Our three segments are:

•	Services. This segment provides asset protection solutions in North and Central America with the largest concentration in the United States.

•	Products and Systems. This segment designs, manufactures, sells, installs and services our asset protection products and systems, including equipment and instrumentation, predominantly in the United States.

•	International. This segment offers services, products and systems similar to those of our other segments to global markets, principally in Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by our Products and Systems segment.

General corporate services, including accounting, audit and contract management, are provided to the segments and are reported as intersegment transactions within corporate and eliminations. Sales to the International segment from the Products and Systems segment and subsequent sales by the International segment of the same items are recorded and reflected in the operating performance of both segments. Additionally, engineering charges and royalty fees charged to the Services and International segments by the Products and Systems segment are reflected in the operating performance of each segment. All such intersegment transactions are eliminated in corporate and eliminations.

The accounting policies of the reportable segments are the same as those described in the summary of our significant accounting policies in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. Segment income from operations is determined based on internal performance measures used by the Chief Executive Officer, the chief operating decision maker, to assess the performance of each business in a given period and to make decisions as to resource allocations. In connection with that assessment, the Chief Executive Officer may exclude items such as charges for stock-based compensation and certain other acquisition-related charges and balances, technology and product development costs, certain gains and losses from dispositions, and litigation settlements or other charges. Certain general and administrative costs such as human resources, information technology and training are allocated to the segments. Segment income from operations also excludes interest and other financial charges and income taxes. Corporate and other assets are comprised principally of cash, deposits, property, plant and equipment, domestic deferred taxes, deferred charges and other assets. Corporate loss from operations consists of depreciation on the corporate office facilities and equipment, administrative charges related to corporate personnel and other charges that cannot be readily identified for allocation to a particular segment.

Statement of operations overview

The following describes certain line items in our statement of operations and some of the factors that affect our operating results.

Revenues

Our revenues are generated by sales of our services, products and systems. The majority of our revenues are derived under time-and-materials contracts for specified asset protection services on a project-by-project basis. The duration of our projects vary depending on their scope. Some of our projects last from a few weeks to a few months, but the more significant projects can last for more than a year and can require long-term deployment of substantial personnel, equipment and resources. The start date of our projects can be postponed or delayed and the duration of our projects can be shortened or increased due to a variety of factors beyond our control. In addition to the timing of these projects and the seasonality of our business, the amount and origination of our revenues often vary from period to period. A percentage of our revenues are usually attributable to recurring work from our existing customers. Although our top ten customers are responsible for a large percentage of our revenues, we generate our revenues from most of these customers by providing asset protection solutions to a number of their business locations. Decisions regarding the purchase of our solutions by these customers are made either on a corporate basis or on a location-by-location basis. Also included in our revenues are software license fees and product sales, as well as an estimate for any sales returns and customer allowances. Revenues under our time-and-materials services contracts are based on the hours of service we provide our customers at negotiated rates, plus any actual costs of materials and other direct expenses that we incur on the project, with little or no mark-up. Because these expenses, such as travel and lodging or subcontracted services, can change significantly from project to project, changes in our revenues may not be indicative of business trends.

Cost of revenues

Our cost of revenues includes our direct compensation and related benefits to support our sales, together with reimbursable costs, materials consumed or used in manufacturing our products and certain overhead costs, such as non-billable time, equipment rentals, fringe benefits and repair and maintenance.

Depreciation included in gross profit

Our depreciation represents the expense charge for our capitalized assets. Depending on the nature of the original item capitalized, these depreciation expenses are reported in one of two places in our statement of operations. Depreciation used in determining gross profit is directly related to our revenues and primarily relates to depreciation of equipment used for the delivery of our asset protection solutions and to a lesser extent depreciation of manufacturing equipment. We also have other depreciation primarily related to our corporate headquarters which is included in deriving our income from operations as discussed below.

Gross profit

Our gross profit equals our revenues less our cost of revenues and attributed depreciation. Our gross profit, both in absolute dollars and as a percentage of revenues, can vary based on our volume, sales mix, actual manufacturing costs and our utilization of labor. As a result, gross profit may vary from quarter to quarter. For instance, our gross profit can decline during holiday periods when we incur labor costs without any corresponding revenues. Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared to negotiated billing rates.

In recent years, there has been an increasing demand for asset protection solutions and, until recently, a limited supply of certified technicians. Accordingly, we have experienced increases in our cost of labor in our Services segment. The customers of our Services segment are aware of these supply constraints and generally have, to some extent, accepted corresponding price increases for our services. In the current economic environment, we are uncertain whether our ability to increase prices for our services will continue. In our Products and Systems segment, our ability to increase prices for any product or system to offset associated cost increases is based principally on the extent to which its incorporates our proprietary technology. We believe our efforts to develop and offer our customers value-added proprietary solutions instead of commodity-type products help us, in part, to resist margin erosion. Our International segment offers services, products and systems similar to those of our other segments, so our ability to increase prices in this segment as costs increase is determined by the same factors affecting the pricing of our other segments, and the relative mix of services, products and systems it provides in the applicable period.

Selling, general and administrative expenses

Our selling, general and administrative expenses are comprised primarily of expenses of our sales and marketing operations, field location administrative costs and our corporate headquarters related to our executive, general management, finance, accounting and administrative functions and legal fees and expenses. These costs can vary based on our volume of business or as expenses are incurred to support corporate activities and initiatives such as training. The largest single category is salaries and related costs. In the near term, we expect these expenses to increase as we support the growth of our business and expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company. We also expect that our selling, general and administrative expenses will decline as a percentage of our revenues, particularly over the long term.

Research and engineering

Research and engineering expense consists primarily of engineering salaries and personnel-related costs and the cost of products, materials and outside services used in our process and product development activities primarily in our Products and Systems segment. Other research and development is conducted in our Services segment by various billable personnel and our management on a collaborative basis. These costs are not separated and are included in cost of revenues. Specific development costs on software are capitalized and amortized in our depreciation and amortization included in our income from operations. From time-to-time, we receive minor grants or contracts for paid research which are recorded in our revenues with the related costs included in cost of revenues. We expect to continue our investment in research and engineering activities and anticipate that our associated expense will increase in absolute terms in the future as we hire additional personnel and increase research and engineering activity. However, as a percentage of revenues, we expect research and engineering expense to decline over time.

Depreciation and amortization included in income from operations

Our depreciation and amortization used in deriving our income from operations represents the expense charge for our capitalized assets, and primarily relates to buildings and improvements, including our corporate headquarters, office furniture, equipment, and intangibles acquired as part of our acquisitions of other businesses. These intangible assets include, but are not limited to, non-competition agreements, customer lists and trade names. To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of those assets. Such amortization expense, although non-cash in the period expensed, directly impacts our results of operations. It is difficult to predict with any precision the amount of expense we may record relating to acquired intangible assets. Because many of the intangible assets we acquire are short-lived intangible assets, we would expect to see higher amortization expense in the first 12 to 18 months after an acquisition has been consummated.

Income from operations

Our income from operations is our gross profit less our selling, general and administrative expenses, research and engineering and depreciation and amortization included in income from operations. We refer to our income from operations as a percentage of our revenues as our operating margin.

Interest expense

Our interest expense consists primarily of interest paid to our lenders under our credit agreement. Also included is the interest incurred on our capital leases and on subordinated notes issued as part of our acquisitions. We adjust the interest differential on our interest rate swap quarterly to reflect the difference from our current borrowing rate to the notional amount of our interest rate swap contracts.

Income taxes

Income tax expense varies as a function of income before income tax expense and permanent non-tax deductible expenses, such as certain amounts of meals and entertainment expense, valuation allowance requirements and other permanent differences. Prior to fiscal 2007, we had net operating loss carryforwards (NOLs) for federal and state purposes, but as a result of our pre-tax income in fiscal 2007, we used a majority of these NOLs. As of May 31, 2009 we had $2.6 million of NOLs available to offset state taxable income in future years. These state NOLs will expire, if not utilized, at varying dates beginning in 2011 depending on the laws of each state and we have provided a valuation allowance of $0.2 million. Our effective income tax rate will be subject to many variables, including the absolute amount and future geographic distribution of our pre-tax income. We also plan to continue our acquisition strategy, and, as such, we anticipate that there will be variability in our effective tax rate from quarter to quarter and year to year, especially to the extent that our permanent differences increase or decrease. As a result of any of these factors, our future effective income tax rate may fluctuate significantly over the next few years.

Minority interest, net of taxes

The minority interest represents the ownership interests of other stockholders in our international subsidiaries, where 100% ownership is not permitted or de minimis local ownership is helpful for business purposes. For fiscal 2007, this amount primarily consisted of the net income of Envirocoustics A.B.E.E., which we first consolidated in fiscal 2006. We acquired this entity on April 25, 2007.

Consolidated results of operations

Fiscal 2009, 2008 and 2007

Our revenues, gross profit, income from operations and net income for fiscal 2009, 2008 and 2007 were as follows:

	Fiscal
(dollars in thousands)	2009	2008	2007

Revenues	$209,133	$152,268	$122,241

Gross profit	69,266	54,831	41,873

Gross margin %	33.1%	36.0%	34.3%

Income from operations	$14,825	$16,358	$10,737

Operating margin as percentage of revenues	7.1%	10.7%	8.8%

Interest expense	4,614	3,531	4,482

Loss on extinguishment of long-term debt	—	—	460

Income before provision for income taxes and minority interest	10,211	12,827	5,795
Provision for income taxes	4,558	5,380	208

Income before minority interest	5,653	7,447	5,587
Minority interest, net of taxes	(187)	(8)	(199)

Net income	$5,466	$7,439	$5,388

Net income as percentage of revenues	2.6%	4.9%	4.4%

Fiscal 2009 compared to fiscal 2008

Revenues. Revenues increased $56.9 million, or 37.3%, for fiscal 2009 compared to fiscal 2008 as a result of growth in all our segments. For fiscal 2009 and fiscal 2008, we estimate that our organic, as compared to acquisition-driven, growth rate was approximately 16% and 17%, respectively. In fiscal 2009, we estimate that all of our segments had organic growth, and that the Services and International segments had double digit organic growth rates. This organic growth was the result of continued demand for our asset protection solutions, including growth from new and existing customers, and did not result from any unusually large one-time projects. In fiscal 2009, we estimate that growth from acquisitions was approximately 23% compared to 6% in fiscal 2008, primarily because we acquired 5 NDT companies in fiscal 2009 and 7 NDT companies in 2008, increasing our capabilities and adding to our base of qualified technicians.

In the second half of fiscal 2009 we believe the economic downturn resulted in greater than usual reductions or delays in capital spending by our customers. Several anticipated regular maintenance projects as well as projects requiring intensive work during a temporary asset shutdown, or “turnaround” projects, were either reduced in scope or have been delayed until fiscal 2010 or later.

Despite the economic downturn, we experienced growth in many of our target markets in fiscal 2009 as compared to fiscal 2008. The largest dollar increase was attributable to customers in the oil and gas market, which accounted for approximately 58% of our total revenues. This growth was achieved globally on several new and existing projects. Overall this market provided 57.6% and 49.8% of our total revenues for fiscal 2009 and 2008, respectively. As of May 31, 2009, we serviced approximately 20% of the U.S. refineries and 36% of refineries producing 50,000-100,000 barrels per day. The remainder of the growth in our revenues was broadly distributed among customers in our other target markets, with the largest increases in this period attributable to customers in the chemical market, where we obtained a new long-term service contract, and in the industrial and manufacturing sector where we obtained new customers through our acquisitions. The most significant decrease in fiscal 2009 was in the electronics and transportation industries, but these industries together accounted for less than 3.0% of our total revenues in fiscal 2009. Our top ten customers represented 35.8% of our revenues for fiscal 2009 compared to 35.2% in fiscal 2008. One of these top ten customers filed for bankruptcy in January 2009. Our revenues from this customer were $6.4 million for fiscal 2009. Although we have increased our allowance for doubtful accounts receivable attributable to this long-term customer by approximately $1.6 million as a result of this bankruptcy, we continue to work for this customer under the protection of the bankruptcy court.

Gross profit. Our gross profit increased $14.4 million, or 26.3%, in fiscal 2009 compared to fiscal 2008. As a percentage of revenues, our gross profit was 33.1% and 36.0% in fiscal 2009 and fiscal 2008, respectively. The non-depreciation portion of our cost of revenues as a percentage of revenues increased to 62.7% in fiscal 2009 from 59.5% in fiscal 2008. Depreciation expense included in determining gross profit for fiscal years 2009 and 2008 was $8.7 million, or 4.2% of revenues, and $6.8 million, or 4.5% of revenues, respectively.

Despite the 37.3% increase in our fiscal 2009 revenues, our gross profit as a percentage of revenues declined to 33.1% in fiscal 2009 from 36.0% in fiscal 2008. Some of this decline resulted from our sales mix, since our Services segment generated the largest portion of the revenue increase and our gross margins on revenues from our Services segment are generally lower than that of our other segments. A large portion of this cost can be attributed to the economic downturn, because when our customers delay or reschedule projects, this delays our recognition of revenues from those projects while we continue to incur labor expenses. We also incurred the cost to hire and train employees in order to develop several new specialties within our asset protection solutions, or “centers of excellence”, including centers for industrial tube and off-shore oil rig platform riser inspections and new pipeline construction. In addition, our business was disrupted during September 2008 by Hurricane Ike and in our third fiscal quarter by strikes threatened by employees of several of our customers, which were subsequently resolved. As we anticipated, several of our recently acquired businesses had lower margins than we normally achieve and we would expect that these margins will improve as we fully integrate these acquired businesses into our business model. Our payroll costs, including workers’ compensation insurance, also increased during fiscal 2009, but unlike in fiscal 2008, we did not benefit from a $1.0 million adjustment, resulting from favorable claims experienced.

Income from operations. Our income from operations of $14.8 million for fiscal 2009 decreased $1.5 million, or 9.4%, compared to fiscal 2008. As a percentage of revenues, our income from operations was 7.1% in fiscal 2009, compared to 10.7% in fiscal 2008. In fiscal 2009, we increased our allowance for doubtful accounts by approximately $1.6 million to provide for estimated losses in connection with a large customer bankruptcy and incurred $2.1 million in expenses in connection with a lawsuit settlement. Without these charges, our fiscal 2009 income from operations would have been approximately 9% of revenues.

The percentage of total operating income for fiscal 2009 contributed by our segments was Services: 92.3%; Products and Systems: 11.2%; International: 27.6%; and Corporate and Eliminations: (31.1%). For fiscal 2008, the operating income contributed by our segments was: Services: 89.6%; Products and Systems: 16.6%; International: 14.7%; and Corporate and Eliminations: (20.9%).

As a percentage of revenues, selling, general and administrative expenses for fiscal 2009 were 22.5% compared to 21.6% for fiscal 2008. Our selling, general and administrative expenses for fiscal 2009 increased $14.2 million, or 43.1%, over fiscal 2008, primarily due to the cost of additional infrastructure to support our growth, including several new locations obtained through our acquisitions. Our recent acquisitions accounted for approximately $6.0 million of this increase. In addition, the $1.6 million increase in our allowance for doubtful accounts due to the bankruptcy of our customer was included in this expense category. Other increases in our selling, general and administrative expenses included higher compensation and benefit expenses over the previous year attributed to normal salary increases as well as our investment in additional management and corporate staff. A significant portion of these increases (as well as other increases in cost of revenues) supported our development of additional centers of excellence. Our professional fees were also higher as we incurred more expense in connection with the preparations necessary to operate as a publicly traded company. Depreciation and amortization included in the determination of income from operations for fiscal 2009 and fiscal 2008 was $3.9 million, or 1.9% of revenues, and $4.6 million, or 3.0% of revenues, respectively.

Interest expense. Interest expense was $4.6 million and $3.5 million for fiscal 2009 and fiscal 2008, respectively. The $1.1 million increase in fiscal 2009 interest expense was primarily due to increased borrowing for our acquisitions and purchases of equipment, as well as working capital requirements. For both years, we incurred additional expense related to the market rate adjustments to our interest rate swaps, as the fixed rate on these swaps was higher than market rates during both annual periods. The total interest expense adjustments for these swap arrangements for fiscal 2009 and fiscal 2008 was approximately $0.2 million and $0.6 million, respectively. On July 1, 2008, we borrowed $20.0 million to replenish our revolving line of credit and finance several acquisitions and on January 7, 2009, we increased our revolver by $5.0 million for a total of $20.0 million.

Minority Interest, net of taxes. The increase in fiscal 2009 of $0.2 million in the minority interest is related to the increased profit, primarily from Diapac, our subsidiary in Russia. For fiscal 2007, this amount primarily consisted of the net income of Envirocoustics A.B.E.E., which we first consolidated in fiscal 2006. We acquired this entity on April 25, 2007.

Income taxes. Our effective income tax rate was 44.6% for fiscal 2009 compared to 41.9% for fiscal 2008. The increase was primarily due to the impact of higher state taxes and US taxes on our foreign profits, net of other adjustments.

Net income. Our net income for fiscal 2009 of $5.5 million, or 2.6% of our revenues, was $2.0 million lower than our net income for fiscal 2008, which was $7.4 million, or 4.9% of revenues. This decrease in net income was primarily the result of the combination of higher revenues and higher costs of revenues as a percentage of revenues, and other operating costs such as the additional $1.6 million allowance for doubtful accounts and higher interest expense, depreciation and provision for income taxes. The $1.6 million increase in our allowance for doubtful accounts and $2.1 million incurred in connection with the lawsuit settlement, both of which we consider generally non-recurring or unusual, caused our net income to be lower by approximately 1% on an after-tax basis. Our net income in fiscal 2008 also benefited from a $1.0 million pre-tax adjustment.

Fiscal 2008 compared to fiscal 2007

Revenues. Revenues increased $30.0 million, or 24.6%, for fiscal 2008 compared to fiscal 2007 as a result of growth in all our segments. In fiscal 2008, the largest increase in our revenues was attributable to customers in the oil and gas market, which accounted for approximately 50% of our total revenues. The remainder of the growth in our revenues was broadly distributed among customers in our other target markets, with the largest increases attributable to growth in revenues from customers in the fossil and nuclear power and chemicals markets and other process industries. In fiscal 2008, we completed a significant number of projects for existing customers in the public infrastructure market. However, there was a small decrease in revenues from customers in this market in fiscal 2008 because we completed a significant new bridge project in fiscal 2007. The increase in fiscal 2008 revenues was largely driven by our Services segment, which represented $25.2 million of the total increase, and resulted primarily from an increase in the overall customer demand for asset protection solutions, and revenues contributed from acquired businesses.

Gross profit. Our gross profit for fiscal 2008 increased $13.0 million, or 30.9%, over fiscal 2007. As a percentage of revenues, our gross profit was 36.0% and 34.3% in fiscal 2008 and fiscal 2007, respectively. In dollar terms, the increase in our gross profit during our 2008 fiscal year was primarily the result of increased revenues and our raising prices to keep pace with escalating labor rates, partially offset by increased depreciation expense due to purchases of field test equipment and additional fleet vehicles to support our revenue growth. Our gross profit in fiscal 2008 also benefitted by 0.7% as we reduced our estimated accrual for workers compensation claims due to favorable claim experience. As a percentage of revenues, depreciation expense included in gross profit for fiscal 2008 and fiscal 2007 was 4.5% and 3.8%, respectively.

Income from operations. Our income from operations of $16.4 million in fiscal 2008 increased $5.6 million, or 52.4%, compared to fiscal 2007. As a percentage of revenues, for fiscal 2008, our income from operations was 10.7%, compared to 8.8% for fiscal 2007. This increase was a result of increased revenues and gross profit, offset by increases in selling, general and administrative expenses and depreciation and amortization. Our selling, general and administrative expenses included in the determination of income from operations for fiscal 2008 increased $6.5 million, or 24.7%, over fiscal 2007 due to additional infrastructure costs for several new locations obtained through acquisitions, increases to our international staff and increased audit costs. As a percentage of revenues, our selling, general and administrative expenses in fiscal 2008 and fiscal 2007 were 21.6%.

Interest expense. Interest expense was $3.5 million and $4.5 million during fiscal 2008 and 2007, respectively. In fiscal 2007, we paid $1.2 million of conditional interest in connection with a bank refinancing, which accounted for most of the $1.0 million decrease in interest expense. The decrease in interest expense was also due to lower market rates of interest in fiscal 2008, offset by the additional expense for an adjustment to our interest rate swaps during this period because the fixed rate on these swaps was higher than market rates during the period. In the last quarter of fiscal 2008 our interest also began to increase as a result of financing our acquisitions.

Loss on extinguishment of long-term debt. The $0.5 million loss on the extinguishment of debt during fiscal 2007 related to the write-off of certain capitalized financing costs related to the refinancing of our debt through a new credit arrangement.

Income taxes. Our effective income tax rate was 41.9% for fiscal 2008. For fiscal 2007, we had an effective rate of 3.6%. This increase was primarily as a result of releasing the deferred tax valuation allowances during fiscal 2007 and the higher international tax rates on the income of certain of our subsidiaries that we do not consolidate for tax purposes.

Net income. Our net income for fiscal 2008 of $7.4 million, or 4.9% of our revenues, was $2.1 million greater than our net income for fiscal 2007, which was $5.4 million, or 4.4% of revenues. This 38.1% increase in net income was primarily as a result of the impact of higher revenues net of higher cost of revenues and operating costs on a percentage basis, lower interest expense and a higher provision for income taxes.

Segment data

Selected consolidated financial information by segment for fiscal 2009, 2008 and 2007 was as follows:

	Fiscal
(dollars in thousands)	2009	2008	2007

Revenues(1)
Services	$167,543	$116,027	$90,867
Products and Systems	17,310	16,675	14,916
International	29,165	23,727	20,935
Corporate and eliminations	(4,885)	(4,161)	(4,477)

	$209,133	$152,268	$122,241

(1)	Revenues by operating segment includes intercompany transactions, which are eliminated in corporate and eliminations.

	Fiscal
(dollars in thousands)	2009	2008	2007

Gross profit
Services	$48,480	$36,301	$26,436
Products and Systems	8,476	8,829	7,377
International	12,602	9,932	8,634
Corporate and eliminations	(292)	(231)	(574)

	$69,266	$54,831	$41,873

	Fiscal
(dollars in thousands)	2009	2008	2007

Income from operations
Services	$13,681	$14,649	$8,299
Products and Systems	1,664	2,723	2,640
International	4,091	2,408	2,146
Corporate and eliminations	(4,611)	(3,422)	(2,348)

	$14,825	$16,358	$10,737

	Fiscal
(dollars in thousands)	2009	2008	2007

Depreciation and amortization
Services	$10,603	$9,529	$7,101
Products and Systems	1,038	1,017	926
International	900	861	760
Corporate and eliminations	95	16	(96)

	$12,636	$11,423	$8,691

Segment results for fiscal 2009, 2008 and 2007

Segment discussions that follow provide supplemental information regarding the significant factors contributing to the changes in results for each of our business segments.

Services segment

Revenues. Over the last three years, the largest increase in our total revenues was from our Services segment. Our segment revenues had a CAGR of 36.9% during this period with annual increases in fiscal 2009, 2008 and 2007 of $51.5, $25.2 and $25.4 million, respectively. As a percentage of prior year segment revenues, these increases represent 44.4%, 27.7% and 38.9%. Our organic growth in this segment has averaged approximately 23% a year over this three-year period. In fiscal 2009, the organic growth in our Services segment was estimated to be approximately 16%. On average, over the past three fiscal years, customers in the oil and gas industry accounted for 58.9% of the business of our Services segment and in fiscal 2009 customers in the oil and gas industry accounted for 62.2% of the segment revenues, primarily due to a new project that we obtained with an existing customer. The three-year CAGR from this target market has been 41.1%. We also have double digit CAGRs in most of our other target markets due to strong demand, the addition of new customers and revenues from existing customers. We continue to increase our revenues by providing existing customers different types of asset protection solutions.

In fiscal 2009, our Services revenues increased $51.5 million, or 44.4%, compared to fiscal 2008. We estimate $33.6 million of these revenues are from acquisitions compared to $7.3 million in the prior year. The balance of the growth came from several new projects as well as from other overall growth in the segment. We did experience some slowing in our revenue growth because of the economic downturn, especially in our third and fourth fiscal quarters. We attribute this to an uncertain economy, a customer bankruptcy, and threatened strikes by employees of several customer refineries that were subsequently resolved. In addition, many of our customers postponed holiday turnaround projects and other large-scale projects until later this calendar year or next; therefore, unlike most prior years, we did not have many large scale turnarounds in fiscal 2009. Our customers have historically seldom postponed these types of projects indefinitely, so we expect our revenues may be increased in future periods when our customers ask us to complete projects that they postponed in fiscal 2009. In addition, in September 2008 our operations in the Gulf Coast region were disrupted by Hurricane Ike.

In fiscal 2008, our Services revenues increased $25.2 million, or 27.7%, compared to fiscal 2007. The increase was largely driven by an increase in the overall customer demand for our asset protection solutions, including a large project, and to a lesser extent, revenues from businesses we acquired. We estimate that our organic growth rate in our Services segment revenues in fiscal 2008 was approximately 20%.

Our top ten customers accounted for approximately 44%, 45% and 50% of our Services segment revenues during fiscal 2009, 2008 and 2007, respectively. As previously noted, one of our top ten customers in this segment had filed for bankruptcy in January 2009. Revenues from this customer represented 3.8% of revenues in our Services segment for fiscal 2009, and we believe our relationship with this customer will continue.

Gross profit. During this three-year period, gross profit as a percentage of revenues in our Services segment has been 28.9%, 31.3% and 29.1% for fiscal 2009, 2008 and 2007, respectively. Cost of our Services has been 66.7%, 63.7% and 66.8% during the same periods. Depreciation included in the determination of gross profit has been 4.3%, 5.0% and 4.1%. We continued to invest in additional field test equipment and fleet vehicles, which generate depreciation expense, to support our growth and reduce other operating costs, such as repairs and maintenance.

Our gross profit for fiscal 2009 was $48.5 million, or $12.2 million greater than the prior year. The percentage decrease in gross profit in fiscal 2009 was caused by higher amounts of non-billable time that represented either development of new centers of excellence and training or represented lost billing opportunities related to the economic downturn. Several of our customers extended holiday shut-downs or delayed scheduled work, requiring us to pay our employees without any corresponding revenues. As we expected, several of our recently acquired businesses that are highly seasonal had lower margins than those normally achieved under our business model. Finally, Hurricane Ike negatively impacted our margins in the Gulf Coast as we lost revenues and incurred higher costs related to non-productive labor. In fiscal 2009, our depreciation increased $1.4 million or 24.8% and represents both new assets acquired and increased depreciation from our acquired businesses.

In fiscal 2008, our gross profit in our Services segment increased by $9.9 million to $36.3 million from $26.4 million in the previous fiscal year. As a percentage of segment revenues, our gross profit increased to 31.3% from 29.1% in fiscal 2007. Contributing to the increase were increased revenues, higher sales prices and a reduction in workers’ compensation costs due to favorable claim experience. The adjustment for our workers’ compensation costs recorded in our fourth fiscal quarter improved our fiscal 2008 segment gross profit by 1.0%. The impact of these positive factors was reduced by increased personnel costs, an unusually large mid-year project that yielded minimal gross profit and additional depreciation. Depreciation expense of

$5.8 million, or 5.0%, of segment revenues in fiscal 2008, increased from $3.8 million, or 4.1%, of segment revenues in fiscal 2007, due to continued investment.

The increased depreciation expense in fiscal 2008 over fiscal 2007 of $2.0 million was primarily a full year charge for assets purchased in 2007 which incurred only a partial year depreciation expense in 2007. In addition, part of the increase was attributed to assets acquired through our acquisitions.

Income from operations. As a percentage of segment revenues, our income from operations was 8.2%, 12.6% and 9.1% in fiscal 2009, 2008 and 2007, respectively.

Our segment income from operations was $13.7 million, $14.6 million and $8.3 million for fiscal 2009, 2008 and 2007, respectively. Selling, general and administrative expenses in our Services segment for fiscal 2009, 2008 and 2007 were 17.5%, 15.5% and 16.3% of segment revenues, respectively.

In fiscal 2009, our higher cost of revenues, along with the additional $1.6 million allowance for doubtful accounts for a customer bankruptcy and a $2.1 million legal settlement, were the primary causes of the decrease in operating margin. Selling, general and administrative expenses in our Services segment for fiscal 2009 compared to fiscal 2008 increased $11.4 million, or 63.6%. In addition to a $2.0 million increase in our allowance for doubtful accounts, major increases in these expenses included approximately $6.0 million related to higher operating costs (primarily payroll expense and a corresponding increase in occupancy costs for rents and utilities) supporting our acquisitions. In addition, we hired new management and other personnel, and invested in new training, safety and quality programs to support new customer offerings and infrastructure, and we estimate this additional compensation and other expense accounted for another $1.5 million of the increase. Other expense increases for travel, lab support, supplies and other miscellaneous increases comprised the balance or $1.9 million of the net increase. Depreciation and amortization expense used in determining income from operations was $3.3 million, or 2.0% of revenues and $3.7 million, or 3.2% of revenues for fiscal 2009 and fiscal 2008, respectively.

In fiscal 2008, these expenses increased by $3.1 million, or 21.2%. Over $2.4 million related to higher operating costs (primarily payroll expense) supporting our acquisitions. The remainder included increased bonus payments to our managers for improved performance.

Products and Systems segment

Revenues. The Products and Systems segment also experienced growth in their revenues in the last three years. Revenues were $17.3 million, $16.7 million and $14.9 million for fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, 2008 and 2007, the segment revenue growth was 3.8%, 11.8% and 11.9%, respectively, a CAGR of 9.1% overall. The largest customer for this segment is our International segment, which remarkets our products, or, to a lesser extent, uses the products in their field testing and engineering services. Other larger markets representing 20-29% of segment revenues have been other test and research laboratories and industrial companies, including aerospace companies. In addition, our oil and gas and fossil and nuclear power markets account for a similar amount of business on an annual basis.

In fiscal 2009, our Products and Systems revenues increased $0.6 million compared to fiscal 2008 due to increases across many of our product lines, including our acoustic emission and vibration systems, as well as on-line monitoring systems. In addition, shipments to our North America, or

NAFTA, customers’ international subsidiaries increased $1.6 million compared to the same period last year because of increased demand, primarily for our AE products and systems. Offsetting these increases in revenues was a $1.1 million decrease in revenues from direct sales to third-party international customers as compared to fiscal 2008, when the segment had a large system sale to such a customer. In this segment we had no concentration risk from any single customer since our largest customer represents less than 4.0% of our segment revenues.

The $1.8 million increase in our fiscal 2008 segment revenues resulted primarily from approximately $1.4 million in sales from new product introductions, including a line of handheld testing equipment and acoustic emission sensing devices. The remainder of the increase was attributable to approximately $0.4 million in product sales to our international customers.

Gross profit. Our segment gross profit for fiscal 2009, 2008 and 2007 was $8.5 million, $8.8 million and $7.4 million, respectively. Our segment gross profit as a percentage of revenues for the same three years was 49.0%, 52.9% and 49.5%, respectively. Depreciation expense used in determining gross profit for fiscal 2009, fiscal 2008 and fiscal 2007 was $0.8 million, or 4.9% of revenues, $0.7 million, or 4.3% of revenues, and $0.7 million, or 4.8% of revenues, respectively. The gross profit in this segment can fluctuate depending on volume and product mix. For example, our ultrasonic NDT solutions require more product engineering and large components are fabricated at a lower margin.

For the majority of fiscal 2009, our segment gross margin was higher than the previous year. However, segment revenues in the fourth quarter of the year were 11.6% below the same quarter in fiscal 2008 due to the economic downturn, which reduced our margins for all of fiscal 2009. This was primarily due to our customers delaying or canceling sales orders, though requests for proposals from our customers remained at reasonable levels throughout the quarter.

In fiscal 2008, our gross margin in this segment benefited from engineering billed to our international subsidiary required on our sensor highway systems, which was a new product introduced that year on a large infrastructure project. This increase was partly offset due to a higher than average cost of revenues associated with the delay of a large order while we continued to incur our fixed costs.

Income from operations. Our segment income from operations for fiscal 2009, 2008 and 2007 was $1.7 million, $2.7 million and $2.6 million, respectively. As a percentage of segment revenues, our operating income was 9.6%, 16.3% and 17.7% in fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, as a percentage of segment revenues, our segment income from operations decreased because of the items noted above in the discussion of our segment gross profit for fiscal 2009. We believe that with the recent addition of our Group Executive Vice President of Marketing and Sales and other hires, as well as new opportunities in public infrastructure and on-line monitoring, this trend will improve.

Segment selling, general and administrative expenses, which after gross profit, are the largest determinant of our income from operations in fiscal 2009, 2008 and 2007, were $5.4 million, or 31.0% of revenues, $4.8 million, or 29.0% of revenues, and $3.8 million, or 25.7% of revenues, respectively. The largest increase in these costs, particularly in the last two fiscal years, can be attributed to increases in our sales force to better capture market opportunities in our target markets. Due to the time required for technical training of new sales personnel, we believe the financial benefit of these new hires have not yet matched our investment. Similarly, our research and engineering expenses have increased as a result of new hires, and were $1.3 million,

$0.9 million and $0.7 million in fiscal 2009, 2008 and 2007, respectively. As a percentage of our Products and Systems segment sales, these costs have represented 7.3%, 5.7% and 4.7% for the three years, respectively.

International segment

Revenues. Our International segment revenues for fiscal 2009, 2008 and 2007 have been $29.2 million, $23.7 million and $20.9 million, respectively, and are subject to currency fluctuations. For the last three fiscal years, the segment revenues, including currency fluctuations, had a CAGR of 18.2%, with annual increases of 22.9%, 13.3% and 18.4% during fiscal 2009, 2008 and 2007, respectively. We estimate the organic segment growth during the past three years to be approximately 27% (2009), 6% (2008) and 11% (2007). Revenues from customers in the oil and gas and chemicals markets have historically comprised over 50% of our segment revenues. Most of this business is centered in major oil refineries in Russia and Brazil. Other revenues are more widely distributed including industrial, manufacturing and other testing companies, research centers and universities.

Our International segment contributed $5.4 million to our revenue growth for fiscal 2009 compared to fiscal 2008. For fiscal 2009, we estimate the organic segment growth was approximately 27% and acquisition segment growth was approximately 9%. Currency fluctuations compared to fiscal year 2008 resulted in 12.1% less segment revenues. The overall decrease caused by the strengthening of the dollar was $2.9 million, most of this variance occurring in the last half of the year. As with our other segments, we estimate that our organic segment growth slowed in the third and fourth fiscal quarters, but was still approximately 7% in our fourth fiscal quarter. $2.2 million of our growth was from a new project for a refinery in Russia and $1.2 million was from the United Kingdom and The Netherlands, where a portion of the growth was attributable to an acquisition of a company specializing in tank inspections. All of our other foreign locations in this segment also had positive growth of revenues.

During fiscal 2008 and fiscal 2007, the U.S. dollar was generally weaker compared to most of the currencies of countries in which our international subsidiaries operate. As a result, the translation of the amounts of non-dollar-denominated transactions into dollars resulted in increases to all line items in our statement of operations, which account for a portion of the increases as noted below.

In fiscal 2008, revenues in our International segment increased $2.8 million, or 13.3%, over our segment revenues in fiscal 2007, primarily as a result of a $1.4 million increase in revenues associated with our operations in the United Kingdom and The Netherlands and a $1.4 million increase in revenues from our South American operations. Approximately $1.6 million of the increase in segment revenues in fiscal 2008 were attributable to the weaker U.S. dollar. The remainder of the increase was due in part to the sale of our new sensor highway products in the United Kingdom and The Netherlands as well as increased business in the oil and gas markets in South America. We had minor decreases in segment revenues attributable to customers in Russia and France, but these were offset by translation gains caused by the exchange rate.

Gross profit. Our segment gross profit margin was 43.2%, 41.9% and 41.2% in fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Although fairly consistent on an annual basis, quarterly results can vary based on sales mix, seasonality, currency and other factors. In the second half of fiscal

2009, our segment gross margin was 37.3%, which included a 2.4% customer sales allowance. For the entire year, our gross profit in this segment was $12.6 million.

In fiscal 2008, the gross profit in our International segment was $9.9 million, or 41.9% of segment revenues, compared to $8.6 million, or 41.2% of segment revenues, in fiscal 2007. Although our segment gross profit in fiscal 2008 increased over fiscal 2007, the amount of the increase was offset by additional costs related to project delays incurred to support customization of new products introduced for a bridge monitoring project. In addition, our overall gross profit margin was impacted by the increase as a percentage of total revenues of revenues attributable to customers in South America where we performed traditional NDT services with a lower gross profit margin.

Income from operations. Our income from operations from our International segment for fiscal 2009, 2008 and 2007 was $4.1 million, $2.4 million and $2.1 million, respectively. As a percentage of segment revenues, our income from operations was 14.0%, 10.1% and 10.3% in fiscal 2009, 2008 and 2007, respectively. Our segment selling, general and administrative expenses, the largest factor in determining income from operations for fiscal 2009, 2008 and 2007 were $8.0 million, or 27.6% of segment revenues, $6.8 million, or 28.6% of segment revenues, and $5.9 million, or 28.0% of segment revenues, respectively. In fiscal 2009, currency fluctuation was more impactful than in previous years because our segment expenses were approximately $1.0 million lower than the local currency equivalent. The overall increase from fiscal 2008 is attributable to new segment expenses related to an acquisition made in Holland and additional hires and training costs in our South American operation. Foreign currency transaction gains and losses included in income from operations were $0.2 million in fiscal 2009 and were not significant in fiscal 2008.

Corporate and eliminations

The elimination in revenues and cost of revenues primarily relates to the accounting elimination of revenues from sales of our Products and Systems segment to the International segment. The other major item in the corporate and eliminations grouping are the general and administrative costs not allocated to the other segments. These costs primarily include those for non-segment management, accounting and auditing, acquisition transactional costs and stock compensation expense and certain other costs. As a percentage of our total revenues, these costs have generally remained constant over the last three fiscal years, consisting of 2.1%, 2.2% and 1.6% of total revenues for fiscal 2009, 2008 and 2007, respectively. The increase in operating expenses in 2009 and 2008 primarily related to higher compensation and additional staff, audit and accounting fees and other general increases in expense at our corporate offices.

Quarterly results of operations

The following table sets forth our unaudited quarterly statements of operations data and operations data as a percent of revenues for the eight fiscal quarters ended May 31, 2009. The unaudited quarterly information, in our opinion, reflects all adjustments, consisting of normal accruals, necessary for a fair statement of the data for each of those quarters. This data should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

Fiscal quarter ending	May 31	February 28,	November 30,	August 31,	May 31	February 29,	November 30,	August 31,
(dollars in thousands)	2009(1)	2009(1)	2008(2)	2008	2008(3)	2008	2007	2007

Revenues	$55,860	$47,001	$59,275	$46,997	$48,023	$37,167	$37,218	$29,860
Cost of revenues	35,358	31,607	35,676	28,526	26,885	24,527	21,917	17,261
Depreciation	2,490	2,290	2,061	1,859	2,108	1,661	1,569	1,509

Gross profit	18,012	13,104	21,538	16,612	19,030	10,979	13,732	11,090
Selling, general and administrative expenses	12,640	12,110	11,325	11,075	9,240	8,182	7,956	7,565
Research and engineering	345	317	309	284	263	228	243	220
Depreciation and amortization	819	891	798	1,428	1,487	1,057	1,001	1,031
Legal settlement	(40)	89	1,915	136	—	—	—	—

Income from operations	4,248	(303)	7,191	3,689	8,040	1,512	4,532	2,274

Net income (loss)	$1,502	$(788)	$3,235	$1,517	$4,291	$540	$1,934	$674

(1)	In the fiscal quarters ended February 28, 2009 and May 31, 2009, we estimated the bad debt expense related to a large customer who filed bankruptcy. The expense provision made was $1.2 million and $0.4 million in these quarters, respectively. There is another $0.7 million which we believe will be collectible.

(2)	In the fiscal quarter ended November 30, 2008, we first estimated the legal expense associated with a class action lawsuit. This item has been settled and payments made to the class in June 2009.

(3)	In the fiscal quarter ended May 31, 2008, we adjusted our estimate for losses and expenses under our workers’ compensation policies as a result of favorable loss experience. This adjustment resulted in a favorable impact on the quarter’s gross profit and operating income of approximately $1.0 million and represents 2.1% of revenues.

Liquidity and capital resources

Overview

We have primarily funded our operations through the issuance of preferred stock in a series of financings, bank borrowings, capital lease financing transactions and cash provided from operations. We have used these proceeds to fund our operations, develop our technology, expand our sales and marketing efforts to new markets and acquire small companies or assets, primarily to add certified technicians and enhance our capabilities and geographic reach. We believe that our existing cash and cash equivalents, our anticipated cash flows from operating activities, borrowings under our credit agreement and the net proceeds from this offering will be sufficient to meet our anticipated cash needs over the next 12 months.

Cash flows table

The following table summarizes our cash flows for fiscal 2009, 2008 and 2007:

Fiscal year
(dollars in thousands)	2009	2008	2007

Net cash provided by (used in):
Operating activities	$12,661	$12,851	$14,006
Investing activities	(15,888)	(19,446)	(4,259)
Financing activities	4,912	6,320	(8,122)
Effect of exchange rate changes on cash	428	63	166

Net change in cash and cash equivalents	$2,113	$(212)	$1,791

Cash flows from operating activities

Cash provided by our operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization, deferred taxes and bad debt expense and the effect of changes in working capital and other activities.

Cash provided by our operating activities in fiscal 2009 was $12.7 million and consisted of $5.5 million of net income plus $15.4 million of non-cash items, consisting primarily of depreciation and amortization of $12.6 million and provision for doubtful accounts of $2.1 million, less $8.2 million of net cash used for working capital purposes and other activities. Cash used for working capital and other activities in fiscal 2009 primarily reflected a $8.8 million increase in accounts receivable attributable to our increase in revenues, a $1.1 million increase in prepaid expenses and other current assets due to an increase in estimated tax payments and a decrease in accounts payable of $2.2 million due primarily to the timing of payments to vendors. These were partially offset by a $6.0 million increase in accrued expenses and other current liabilities due to a $2.1 million accrual in connection with our fiscal 2009 legal settlement and the overall growth in our operations.

Cash provided by our operating activities in fiscal 2008 was $12.9 million and consisted of $7.4 million of net income plus $13.0 million of non-cash items, consisting primarily of depreciation and amortization of $11.4 million, less $7.6 million of net cash used for working capital purposes and other activities. Cash used for working capital and other activities in fiscal 2008 primarily reflected a $9.2 million increase in accounts receivable and a $1.8 million increase in inventories attributable to our seasonal increase in revenues and a $1.0 million increase in other expenses related to the preparation and filing of our S-1 registration statement in connection with this offering. These increases were partially offset by a $6.3 million increase in accounts payable and accrued expenses as our operations continued to grow, and a $0.1 million increase in our income taxes payable due to our increased profitability.

Cash provided by operating activities in fiscal 2007 was $14.0 million and consisted of $5.4 million of net income plus $8.9 million of non-cash items, consisting primarily of $8.7 million of depreciation and amortization, less $0.3 million of cash used to support changes in operating assets and liabilities. In addition to depreciation and amortization, the adjustments to cash included a non-cash credit of $1.3 million due to the release of the deferred tax valuation allowance. The $0.3 million in net cash used to support operating assets and liabilities primarily reflected a $2.3 million net increase in our accounts receivable offset by increases in our accounts payable and accrued expenses as our operations continued to grow. Cash was also provided by a $1.2 million increase in income taxes payable due to our improved profitability. A total of $0.9 million of cash was used for a variety of items, including purchases of inventories and other assets.

Cash flows from investing activities

Cash used in investing activities for fiscal 2009 was $15.9 million of which $10.5 million was used to acquire four services businesses and one international business. In connection with the acquisitions, we also incurred $9.3 million of seller notes payable and related obligations. Additionally, in fiscal 2009 we acquired $12.9 million in property and equipment, of which $5.4 million were cash purchases and $7.5 million were acquired through capital leases.

For fiscal 2008, cash used in investing activities was $19.4 million, of which $15.5 million was used to acquire seven services businesses and $3.7 million in property and equipment. In connection with the acquisitions, we also incurred $12.9 million of seller notes payable and related obligations. In addition, $5.0 million of property and equipment was acquired through capital lease obligations.

Cash used in investing activities was $4.3 million for fiscal 2007. Cash purchases for property and equipment for fiscal 2007 was $2.6 million. Cash spent for acquisitions in fiscal 2007 was $2.0 million. All of these expenditures support our growth or specific customer projects and opportunities.

Cash flows from financing activities

For fiscal 2009, cash provided from financing activities was $4.9 million, which included $20.0 million in borrowings from long-term debt to finance five acquisitions and net borrowings of $2.4 million from our revolving credit facility to fund operations. During fiscal 2009 we made $12.3 million and $4.8 million in principal repayments on our long-term debt and capital leases, respectively. During fiscal 2009, we refinanced our existing term loan and revolver with a new credit facility comprised of a $25.0 million term loan and $55.0 million revolver, a portion of which ($2.0 million U.S. dollar equivalent) will be available to be borrowed in Canadian dollars. The proceeds were used to repay the outstanding indebtedness of our prior credit agreement and to fund two acquisitions that closed after the end of fiscal 2009.

For fiscal 2008 cash provided from financing activities was $6.3 million. In fiscal 2008, we used our revolving credit facility to borrow $13.1 million to finance a portion of the purchase prices of the seven acquisitions noted above. During fiscal 2008, we also paid obligations under our capital leases and bank debt of $3.6 million and $3.2 million, respectively. Subsequent to year end, we amended our credit agreement to provide for an additional $20.0 million term loan facility from our lenders that we used to repay the borrowing under our revolving credit facility.

Cash flows used in financing activities in fiscal 2007 were $8.1 million and consisted primarily of net repayments to our banks and other note holders of $5.3 million and another $2.4 million repayment of capital lease obligations. On October 31, 2006, as subsequently amended and restated on April 23, 2007 and further amended on December 14, 2007, May 30, 2007 and July 1, 2008, we entered into our credit agreement, which initially provided for a $15.0 million revolving credit facility and a $25.0 million term loan facility. The proceeds from the senior credit facility were used to repay the outstanding indebtedness under our prior credit and term loans.

Effect of exchange rate on changes in cash

For fiscal 2009, 2008 and 2007, exchange rate changes increased our cash by $0.4 million, $0.1 million and $0.2 million, respectively.

Cash balance and credit facility borrowings

As of May 31, 2009 we had $5.7 million in cash and $4.5 million available to us under our former secured revolving credit facility. At May 31, 2009, our former credit agreement provided for two term loans in the amount of $25.0 million (“2007 term loan”) and $20.0 million (“2008 term loan”) and a $20 million secured revolving credit facility (“revolver”). The aggregate principal amount owed under the term loans and the revolving credit facility was $36.3 million and $15.5 million, respectively, as of May 31, 2009. Borrowings under this credit agreement accrued interest at either the prime rate (3.25% at May 31, 2009) or the LIBOR rate (0.32% at May 31, 2009), plus an applicable margin of 1.5% to 2.3% as defined in the agreement. The outstanding principal and accrued interest under the 2007 term loan and the revolver were to mature on October 31, 2012. The 2008 term loan was to mature on June 27, 2014.

As of May 31, 2009 we were not in compliance with the following two covenants in our former credit agreement: (1) the requirement that we maintain a minimum debt service coverage ratio, as described below, of at least 1.10 to 1.00, and (2) the requirement that we not create, incur, assume or allow to exist more than a total of $10 million of any indebtedness in respect of capital leases, synthetic lease obligations (as defined in our former credit agreement) and purchase money obligations for certain fixed or capital assets (“limited indebtedness”). On July 22, 2009 our former credit agreement was amended, effective as of May 31, 2009, to decrease the minimum debt service coverage ratio to 1.05 to 1.00, and effective as of August 31, 2007, to increase the maximum limited indebtedness to $22 million, so that we were treated as being in compliance with these two covenants during all reporting periods after August 31, 2007.

On July 22, 2009, in connection with the refinancing of our former credit facility, we entered into our current credit agreement with Bank of America, N.A., JPMorgan Chase Bank, N.A., TD Bank, N.A. and Capital One, N.A., which provided for a $25.0 million term loan and a $55.0 million secured revolving credit facility. Borrowings under our credit agreement currently bear interest at the LIBOR or base rate, at our option, plus an applicable margin ranging from 0% to 3.25% and a market disruption increase of between 0.0% and 1.0%, if the lenders determine it applicable. The outstanding principal and accrued interest under the term loan matures on July 21, 2012. Borrowings made under the revolving credit facility are payable at the same time. There is a provision in our credit facility that requires us to repay 25% of the immediately preceding fiscal year’s “free cash flow” if our ratio of “funded debt” to EBITDA, as defined in our credit agreement, is less than a fixed amount on or before October 1 each year. “Free cash flow” means the sum of EBITDA, as defined in our credit agreement, minus all taxes paid or payable in cash, minus cash interest paid, minus all capital expenditures made in cash, minus all scheduled and non-scheduled principal payments on funded debt made in the period and plus or minus changes in working capital. “Funded debt” means all outstanding liabilities for borrowed money and other interest-bearing liabilities. We do not expect to be required to make payments under this provision.

Our credit agreement also contains financial and other covenants limiting our ability to, among other things, create liens, make investments and certain capital expenditures, incur more indebtedness, merge or consolidate, acquire other companies, make dispositions of property, pay dividends and make distributions to stockholders, enter into a new line of business, enter into transactions with affiliates and enter into burdensome agreements.

Our credit agreement also contains financial covenants that require us to maintain the following:

•	a minimum EBITDA, as defined in our credit agreement, of $37.5 million in fiscal 2010, $40 million in fiscal 2011 and $45 million in fiscal 2012;

•	a minimum debt service coverage ratio, or the ratio of: (A) EBITDA, as defined in our credit agreement, less cash taxes, dividends, cash distributions, withdrawals and other distributions paid or made, to (B) the sum of: (i) the current portion of long-term liabilities, including any conditional payments due under any earn-out agreements deemed due and owing, (ii) the current portion of capitalized lease obligations, and (iii) interest expense on all obligations repaid, in each case, during the preceding 12 months, of at least 1.10 to 1.0 in fiscal 2010, at least 1.15 to 1.0 in fiscal 2011, at least 1.20 to 1.0 in fiscal 2012; and,

•	a funded debt leverage ratio, or the ratio of: (A) all outstanding liabilities for borrowed money and other interest-bearing liabilities, including current and long term liabilities, other than the capitalized lease on our headquarters, to (B) EBITDA, as defined in our credit agreement, not exceeding: 3.0 to 1.0 during the first and second quarters of fiscal 2010, 2.5 to 1.0 in the third and fourth quarters of fiscal 2010 and in the first quarter of fiscal 2011, or 2.25 to 1.0 in the second quarter of fiscal 2011 and thereafter.

EBITDA, as defined in our credit agreement, means, for any period: (A) our net income less (B) our income (or plus loss) from discontinued operations and extraordinary items, plus (C) income tax expenses, plus (D) interest expense, plus (E) depreciation, deletion and amortization (including non-cash loss on retirement of assets), plus (F) stock option expense, less (G) cash expense related to stock options, plus (H) certain amounts as a result of our completion of acquisitions after the date of our credit agreement, plus (I) up to $2.1 million for amounts we expended settling a specific lawsuit, plus (J) amounts expended by us in connection with this offering, plus (K) amounts expended by us in connection with negotiating and closing the initial borrowings under our credit agreement, all as adjusted for certain historical expenses, accounting adjustments and other non-cash charges, subject to the approval of certain of our lenders.

Future sources of cash

We expect our future sources of cash to include cash flow from operations, cash borrowed under our revolving credit facility and cash borrowed from leasing companies to purchase equipment and fleet service vehicles. Our revolving credit facility is available for cash advances required for working capital and letters of credit to support our operations. To meet our short- and long-term liquidity requirements, we expect primarily to rely on cash generated from our operating activities. We are currently funding our acquisitions through our available cash, borrowings under our revolving credit facility and seller notes.

Future uses of cash

We expect our future uses of cash will primarily be for acquisitions, international expansion, purchases or manufacture of field testing equipment to support growth, additional investments in technology and software products and the replacement of existing assets and equipment used in our operations. We often make purchases to support new sources of revenues, particularly in our Services segment, but generally only do so with a high degree of certainty about related customer orders and pricing. In addition, we have a certain amount of replacement equipment, including our fleet vehicles. We historically spend approximately 5% to 6% of our total revenues on capital expenditures, excluding acquisitions, and will fund this through a combination of cash and lease financing. Our cash capital expenditures, excluding acquisitions, for fiscal 2009, 2008 and 2007 were 2.6%, 2.4% and 2.1% of revenues, respectively.

Our anticipated acquisitions may also require capital. In some cases, additional equipment will be needed to upgrade the capabilities of these acquired companies. We believe that after this offering, our future acquisition and capital spending will increase as we aggressively pursue growth opportunities. Other investments in infrastructure, training and software may also be required to match our growth, but we plan to continue using a disciplined approach to building our business. In addition, we will use cash to fund our operating leases, capital leases and long-term debt repayment and various other obligations, including the commitments discussed in the table below, as they arise.

We will also use cash to support our working capital requirements for our operations, particularly in the event of further growth and due to the impacts of seasonality on our business. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new solutions and enhancements to existing solutions and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flows from operating activities and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies or products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all.

We may also use cash in connection with legal proceedings and claims which arise in the ordinary course of business. We paid approximately $1.8 million in fiscal 2010 related to our fiscal 2009 legal settlement.

Contractual obligations

We generally do not enter into long-term minimum purchase commitments. Our principal commitments, in addition to those related to our long-term debt discussed below, consist of obligations under facility leases for office space and equipment leases.

The following table summarizes our outstanding contractual obligations as of May 31, 2009 and has been adjusted to reflect the revised principal payments under our new debt facility entered into on July 22, 2009:

	Payments due by period
		Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Beyond
(in thousands)	Total	2010	2011	2012	2013	2014	fiscal 2015

Long-term debt	$66,251	$11,181	$12,288	$11,501	$30,425	$184	$672
Capital lease obligations(1)	16,269	5,773	4,661	3,078	1,495	963	299
Operating lease obligations	6,736	2,113	1,605	1,153	958	637	270

Total	$89,256	$19,067	$18,554	$15,732	$32,878	$1,784	$1,241

(1)	Includes estimated cash interest to be paid over the remaining terms of the leases.

In addition to the above, we have certain contingent payments possibly payable in connection with our acquisitions.

Off-balance sheet arrangements

During fiscal 2009, 2008 and 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Effects of inflation and changing prices

Our results of operations and financial condition have not been significantly affected by inflation and changing prices.

Quantitative and qualitative disclosures about market risk

Interest rate sensitivity

We had cash and cash equivalents of $5.7 million at May 31, 2009. These amounts are held for working capital purposes and were invested primarily in deposits, money market funds and short-term, interest-bearing, investment-grade securities. In addition, some of the net proceeds of this offering may be invested in short-term, interest-bearing, investment-grade securities pending their application. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had fallen by 10% in fiscal 2009, our interest income would not have been materially affected.

We had $36.3 million of debt outstanding under our term loan facility at May 31, 2009. Although the interest rate on our term loan facility is variable and adjusts periodically, it is currently based on the 30-day LIBOR rate (0.32% at May 31, 2009). If the LIBOR rate fluctuated by 10% for the year ending May 31, 2009, interest expense in fiscal 2009 would have fluctuated by approximately $38,000.

We use interest rate swaps to manage our floating interest rate exposure. In 2007, we entered into two interest rate swap contracts whereby we would receive or pay an amount equal to the difference between a fixed rate and the quoted 90-day LIBOR rate on a quarterly basis. At May 31, 2009, the following outlines the significant terms of the contracts and the amount we will pay above our contractual rates.

			Variable	Fixed
		Notional	interest	interest	Fair value
Contract date	Term	amount	rate	rate	2009	2008

		(in thousands)			(in thousands)

November 20, 2006	4 years	$8,000	LIBOR	5.17%	$(517)	$(321)
November 30, 2006	3 years	8,000	LIBOR	5.05%	(199)	(234)

		$16,000			$(716)	$(555)

Foreign currency risk

We have foreign currency exposure related to our operations in foreign locations. This foreign currency exposure, particularly the Euro, British Pound Sterling, Brazilian Real, Russian Ruble, Japanese Yen, Canadian Dollar and the Indian Rupee, arises primarily from the translation of our foreign subsidiaries’ financial statements into U.S. dollars. For example, a portion of our annual sales and operating costs are denominated in British pound sterling and we have exposure related to sales and operating costs increasing or decreasing based on changes in currency exchange rates. If the U.S. dollar increases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will decrease. Conversely, if the U.S. dollar decreases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will increase. Thus, increases and decreases in the value of the U.S. dollar relative to these foreign currencies have a direct impact on the value in U.S. dollars of our foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies. A 10% change in the average U.S. dollar exchange rates for fiscal 2009 would cause a change in consolidated operating income of approximately $0.4 million. We may consider entering into hedging or forward exchange contracts in the future.

Fair value of financial instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with a remaining maturity of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

Critical accounting estimates

The preparation of financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Our more significant estimates include: the valuation of goodwill and intangible assets; the impairment of long-lived assets, allowances for doubtful accounts; foreign currency translation; derivative financial instruments; reserves for self-insured workers compensation and health benefits; and deferred income tax valuation allowances. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions. There have been no material changes to these estimates for the periods presented in this prospectus.

We believe that of our significant accounting policies, which are described below and in Note 2 to our audited consolidated financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Accounts receivable

Accounts receivable are stated net of an allowance for doubtful accounts and sales allowances. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time as management believes it is probable that such balances will not be collected within a reasonable period of time. We extend credit to our customers based upon credit evaluations in the normal course of business, primarily with 30-day terms. Bad debts are provided on the allowance method based on historical experience and management’s evaluation of outstanding accounts receivable. Accounts are written off when they are deemed uncollectible. The allowance for doubtful accounts was $3.3 million and $1.3 million as of May 31, 2009 and 2008, respectively. The May 31, 2009 allowance includes approximately $1.6 million related to pre-petition accounts receivable of a large customer that filed a bankruptcy petition under Chapter 11 during fiscal 2009. This represents 67% of the customer’s outstanding pre-petition accounts receivable as of May 31, 2009. The outstanding pre-petition accounts receivable with this customer not included in our allowance as of May 31, 2009 was approximately $0.8 million. We currently do not believe there are any other outcomes with regard to our assumptions that are reasonably likely to occur that would have a material impact on our fiscal 2009 and 2008 financial statements.

Foreign currency translation

The financial position and results of operations of our foreign subsidiaries are measured using the local currency as the functional currency. There are a total of eight foreign subsidiaries operating in a currency other than the U.S. dollar. Assets and liabilities of the foreign subsidiaries are translated into the U.S. dollar at the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate during the year. Translation gains and losses not included in earnings are reported in accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income (loss), and were $0.2 million in fiscal 2009 and not significant in fiscal 2008 and

2007. We are at risk for changes in foreign currencies relative to the U.S. dollar. See “Quantitative and qualitative disclosures about market risk—Foreign currency risk.” We currently do not believe there are other outcomes that are reasonably likely to occur with regard to our translation process that would have a material impact on our fiscal 2009 and 2008 financial statements.

Long-lived assets outside of the U.S. totaled $11.1 million and $3.0 million as of May 31, 2009 and 2008, respectively.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair market value of net assets of the acquired business at the date of acquisition. We test for impairment annually in our fiscal fourth quarter using a two-step process. The first step identifies potential impairment by comparing the fair value of our reporting units to their carrying value. If the fair value is less than the carrying value, the second step measures the amount of impairment, if any. The impairment loss is the amount by which the carrying amount of goodwill exceeds the implied fair value of that goodwill. The reporting units are determined in accordance with SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information and SFAS No. 142 Goodwill and Other Intangibles. We have concluded that our reporting units are the Services Segment and Physical Acoustics LTD., a division within the International Segment. The fair value of the reporting unit is determined using an income approach valuation model, specifically discounted cash flows. Our discounted cash flow analysis incorporates the following key assumptions: growth projections, our weighted average costs of capital, future capital expenditures and tax rates. There have been no significant changes in the assumptions and methodologies used for valuing goodwill since the prior year. There was $38.6 million and $28.6 million of goodwill at May 31, 2009 and 2008, respectively. The fair value of our reporting units materially exceeds the carrying value for fiscal 2009 and 2008. Accordingly, there have been no impairments of goodwill. None of the reporting units were at risk for impairment in fiscal 2009. A material negative change in our key assumptions would need to occur for our step one tests to indicate an impairment. Intangible assets are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Impairment of long-lived assets

We review the recoverability of our long-lived assets on a periodic basis in order to identify business conditions that may indicate a possible impairment. Business conditions that indicate a possible impairment, among others, include decreases in market prices of long-lived assets, an adverse change in our business that could affect the value of long-lived assets and a projection of operating cash flow losses associated with the use of long-lived assets. We have evaluated the business conditions that may indicate a potential impairment and concluded that our asset groups are not at risk for impairment in fiscal 2009 and 2008. A material negative change in business conditions would need to occur for our assessment to indicate impairment. When indicators of impairment are present, the assessment for potential impairment is based primarily on our ability to recover the carrying value of our long-lived assets from expected future undiscounted cash flows. Our analysis includes the future cash flows (based on our internal projections) directly associated with our asset groups, excludes interest charges, is based on all available evidence regarding the use of the asset groups and covers the remaining useful life of the asset groups. Our asset groups are determined in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets and include the divisions within our Services, Products and Systems and International Segments. Corporate long-lived assets are not independent of the cash flows of other assets and liabilities of other asset groups. Accordingly, the analysis of our corporate asset group includes the assets and liabilities of the consolidated entity. If the total expected future undiscounted cash flows are less than the carrying amount of the assets, a loss is recognized for the difference between fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets. Our long lived assets are comprised primarily of property, plant and equipment. We had $33.6 million and $26.5 million in net property, plant and equipment as of May 31, 2009 and 2008, respectively, and did not record any impairment charges in the two fiscal years ended on those dates.

Derivative financial instruments

We recognize our derivatives as either assets or liabilities, and measure those instruments at fair value and recognize the changes in fair value of the derivative in net income or other comprehensive income, as appropriate. We hedge a portion of our variable rate interest payments on debt using interest rate swap contracts to convert variable payments into fixed payments. We do not apply hedge accounting to our interest rate swap contracts. Changes in the fair value of these instruments are reported as a component of interest expense. Derivative liabilities were $0.7 million and $0.6 million at May 31, 2009 and 2008, respectively. We are at risk for changes in interest rates. See “Quantitative and qualitative disclosures about market risk — Interest rate sensitivity.” We currently do not believe there are other outcomes that are reasonably likely to occur with regard to our derivative financial instruments that would have a material impact on our fiscal 2009 and 2008 financial statements.

Income taxes

Income taxes are accounted for under the asset and liability method. This process requires that we estimate our income taxes in each of the jurisdictions in which we operate and estimate actual current tax payable and related tax expense together with assessing temporary differences resulting from differing treatment of certain items, such as depreciation, for tax and accounting purposes. Deferred income tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided if it is more likely than not that some or all of the deferred income tax assets will not be realized. We consider all available evidence, both positive and negative, to determine whether, based on the weight of the evidence, a valuation allowance is needed. Evidence used includes information about our current financial position and our results of operations for the current and preceding years, as well as all currently available information about future years, including our anticipated future performance, the reversal of deferred tax liabilities and tax planning strategies. As of May 31, 2009, we had net deferred income taxes of $0.4 million. We believe that it is more likely than not that we will have sufficient future taxable income to allow us to realize the benefits of the net deferred tax assets. We currently do not believe there are other outcomes that are reasonably likely to occur with regard to income taxes that would have a material impact on our fiscal 2009 and 2008 financial statements.

Recent accounting pronouncements

SFAS No. 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R) which replaces SFAS 141, Business Combinations (SFAS 141). SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS 141R requires that all business combinations will be accounted for by applying the acquisition method. This standard will significantly change the accounting for business combinations both during the period of the acquisition and in subsequent periods. Among the more significant changes in the accounting for acquisitions are the following:

•	In-process research and development (IPR&D) will be accounted for as an asset, with the cost recognized as research and development is realized or abandoned. IPR&D is presently expensed at the time of the acquisition.

•	Assets acquired or liabilities assumed in a business combination that arise from a contingency will be measured at fair value at acquisition date if the fair value can be determined during the measurement period.

•	Decreases in valuation allowances on acquired deferred tax assets will be recognized in operations. Such changes were considered to be subsequent changes in consideration and were recorded as decreases in goodwill.

•	Transaction costs will generally be expensed. Certain such costs are presently treated as costs of the acquisition.

SFAS 141R is effective for business combinations consummated in periods beginning on or after December 15, 2008. Early application is prohibited. We will adopt SFAS 141R on June 1, 2009 and the effects will depend on future acquisitions. In the fourth quarter of fiscal year 2009, we expensed $150 of direct costs related to business combinations that were in process but not completed by the effective date of SFAS 141R.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), an amendment of ARB No. 51, which will change the accounting and reporting related to noncontrolling interests. SFAS 160, which is effective for fiscal years and interim periods beginning on or after December 15, 2008, requires that ownership interests in the subsidiaries held by parties other than the parent be presented in the consolidated balance sheet with equity and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated income statement. Additionally, the statement requires that changes in a parent’s ownership interest in a subsidiary be accounted for as an equity transaction. We will adopt SFAS 160 on June 1, 2009 and, accordingly, minority interest in the accompanying consolidated balance sheets will be reclassified to equity. Earnings attributable to minority interests will be included in net income although such earnings will continue to be deducted to measure earnings per share.

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier adoption encouraged. We will adopt SFAS 161 on June 1, 2009.

SFAS No. 165. In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued and is effective for interim and annual periods ending after June 15, 2009. We do not anticipate the adoption of SFAS 165 on June 1, 2009 will have a material effect on our results of operations, financial position or cash flows.

SFAS No. 167. In June 2009, the FASB issued SFAS No. 167, Amendment to FASB Interpretation No. 46(R) (“SFAS 167”) which amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods that begin after November 15, 2009. We do not expect adoption of SFAS 167 in fiscal year 2010 to have a material effect on our results of operations, financial position or cash flows as we do not have any variable interest entities.

Business

Our business

We are a leading global provider of technology-enabled asset protection solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine industry-leading products and technologies, expertise in mechanical integrity (MI) and non-destructive testing (NDT) services and proprietary data analysis software to deliver a comprehensive portfolio of customized solutions, ranging from routine inspections to complex, plant-wide asset integrity assessments and management. These mission critical solutions enhance our customers’ ability to extend the useful life of their assets, increase productivity, minimize repair costs, comply with governmental safety and environmental regulations, manage risk and avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base of companies with asset-intensive infrastructure, including companies in the oil and gas, fossil and nuclear power, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries. As of August 1, 2009, we had approximately 2,000 employees, including 29 Ph.D.’s and more than 100 other degreed engineers and highly-skilled, certified technicians, in 68 offices across 15 countries. We have established long-term relationships as a critical solutions provider to many of the leading companies in our target markets. The following chart represents revenues we generated in certain of our end markets for fiscal 2009.

Mistras revenues by end market
(fiscal 2009)

Our asset protection solutions have evolved over time as we have combined the disciplines of NDT, MI services and data analysis software to provide value to our customers. The foundation of our business is NDT, which is the examination of assets without impacting the future usefulness or impairing the integrity of these assets. The ability to inspect infrastructure assets and not interfere with their operating performance makes NDT a highly attractive alternative to many traditional intrusive inspection techniques, which may require dismantling equipment or shutting down a plant, refinery, mill or site. Our MI services are a systematic engineering-based approach to developing best practices for ensuring the on-going integrity and safety of equipment and industrial facilities. MI services involve conducting an inventory of infrastructure assets, developing and implementing inspection and maintenance procedures, training personnel in executing these procedures and managing inspections, testing and assessments of customer assets. By assisting customers in implementing MI programs we enable them to identify gaps between existing and desired practices, find and track deficiencies and degradations to be corrected and establish quality assurance standards for fabrication, engineering and installation of infrastructure assets. We believe our MI services improve plant safety and reliability and regulatory compliance, and in so doing reduce maintenance costs. Our solutions also incorporate comprehensive data analysis from our proprietary asset protection software to provide customers with detailed, integrated and cost-effective solutions that rate the risks of alternative maintenance approaches and recommend actions in accordance with consensus industry codes and standards.

As a global asset protection leader, we provide a comprehensive range of solutions that includes:

•	traditional outsourced NDT services conducted by our technicians, mechanical integrity assessments, above-ground storage tank inspection and American Petroleum Institute visual inspections and predictive maintenance program development;

•	advanced asset protection solutions, in most cases involving proprietary AE, digital radiography, infrared, wireless and/or automated ultrasonic sensors, which are operated by our highly trained technicians;

•	a proprietary and customized portfolio of software products for testing and analyzing data captured in real-time by our technicians and sensors, including advanced features such as pattern recognition and neural networks;

•	enterprise software and relational databases to store and analyze inspection data comparing to prior operations and testing of similar assets, industrial standards and specific risk conditions, such as use with highly flammable or corrosive materials, and developing asset integrity management plans based on risk-based inspection that specify an optimal schedule for the testing, maintenance and retirement of assets; and

•	on-line monitoring systems that provide for secure web-based remote or on-site asset inspection, real-time reports about and analysis of plant or enterprise-wide structural integrity data, comparison of integrity data to our library of historical inspection data and analysis to better assess structural integrity and provide alerts for and prioritize future inspections and maintenance.

We offer our customers either a customized package of services, products and systems or our enterprise software and other niche products on a stand-alone basis. For example, customers can purchase most of our sensors and accompanying software to integrate with their own systems, or they can purchase a complete turn-key solution, including our installation, monitoring and assessment services. Importantly, however, we do not sell certain of our advanced and proprietary software and other products as stand-alone offerings; instead, we embed them in our comprehensive service offerings to protect our investment in intellectual property while providing a substantial source of recurring revenues.

We generated revenues of $209.1 million, $152.3 million and $122.2 million and adjusted EBITDA of $31.1 million, $28.1 million and $19.2 million for fiscal 2009, 2008 and 2007, respectively. For fiscal 2009, we generated over 80% of our revenues from our Services segment. Our revenues are diversified, with our top 10 customers accounting for 35.8%, 35.2% and 38.6% of our revenues during fiscal 2009, 2008 and 2007, respectively. We provide our asset protection solutions to multiple divisions, locations and business units of major refineries across the globe. Our largest such customer accounted for 17.1%, 16.8% and 16.5% of our revenues for fiscal 2009, 2008 and 2007, respectively. No other customer accounted for more than 5.0% of our revenues during fiscal 2009, 2008 or 2007.

Asset protection industry overview

Asset protection is a large and rapidly growing industry that consists of NDT inspection, MI services and inspection data warehousing and analysis. NDT plays a crucial role in assuring the operational and structural integrity of critical infrastructure without compromising the usefulness of the tested materials or equipment. The evolution of NDT services, in combination with broader industry trends, including increased asset utilization and aging of infrastructure, the desire by companies to extend the useful life of their existing infrastructure, new construction projects, enhanced government regulation and the shortage of certified NDT professionals have made NDT an integral and increasingly outsourced part of many asset-intensive industries. Well-publicized industrial and public infrastructure failures and accidents have also raised the level of awareness of regulators, as well as owners and operators, of the benefits that asset protection can provide.

Historically, NDT solutions predominantly used qualitative testing methods aimed primarily at detecting defects in the tested materials. This methodology, which we categorize as “traditional NDT,” is typically labor intensive and, as a result, considerably dependent upon the availability and skill level of the engineers and scientists performing the inspection services. The traditional NDT market is highly fragmented, with a significant number of small vendors providing inspection services to divisions of companies or local governments situated in close proximity to the vendor’s field inspection engineers and scientists. Today, we believe that customers are increasingly looking for a single vendor capable of providing a wider spectrum of asset protection solutions for their global infrastructure. This shift in underlying demand, which began in the early 1990s, has contributed to a transition from traditional NDT solutions to more advanced solutions that employ automated digital sensor technologies and accompanying enterprise software, allowing for the effective capture, storage, analysis and reporting of inspection and engineering results electronically and in digital formats. These advanced techniques, taken together with advances in wired and wireless communication and information technologies, have further enabled the development of remote monitoring systems, asset-management and predictive maintenance capabilities and other data analytics and management. We believe that as advanced asset protection solutions continue to gain acceptance among asset-intensive organizations, only those vendors offering broad, complete and integrated solutions, scalable operations and a global footprint will have a distinct competitive advantage. Moreover, we believe that vendors that are able to effectively deliver both advanced solutions and data analytics, by virtue of their ownership of customers’ data, develop a significant barrier to entry for competitors, and so develop the capability to create significant recurring revenues.

We believe the following represent key dynamics driving the growth of the asset protection industry:

•	Extending the Useful Life of Aging Infrastructure. The prohibitive cost and challenge of building new infrastructure has resulted in the significant aging of existing infrastructure and caused companies to seek ways to extend the useful life of existing assets. For example, due to the significant cost associated with constructing new refineries, stringent environmental regulations which have increased the costs of managing them and difficulty in finding suitable locations on which to build them, no new refineries have been constructed in the United States since 1976. Because aging infrastructure requires relatively higher levels of maintenance and repair in comparison to new infrastructure, as well as more frequent, extensive and ongoing testing, companies and public authorities are increasing spending to ensure the operational and structural integrity of existing infrastructure.

•	Outsourcing of Non-Core Activities and Technical Resource Constraints. While some of our customers have historically performed NDT services in-house, the increasing sophistication and automation of NDT programs, together with a decreasing supply of skilled professionals and stricter governmental regulations, has led many companies and public authorities to outsource NDT to providers that have the necessary technical product portfolio, engineering expertise, technical workforce and proven track record of results-oriented performance to effectively meet their increasing requirements.

•	Increasing Asset and Capacity Utilization. Due to high energy prices, high repair and replacement costs and the limited construction of new infrastructure, existing infrastructure in some of our target markets is being used at higher capacities, causing increased stress and fatigue that accelerate deterioration. These higher prices and costs also motivate our customers to complete repairs, maintenance, replacements and upgrades more quickly. For example, increasing demand for refined petroleum products, combined with high plant utilization rates routinely in excess of 85%, is driving refineries to upgrade facilities to make them more efficient and expand capacity. In order to sustain high capacity utilization rates, customers are increasingly using asset protection solutions to efficiently ensure the integrity and safety of their assets. Implementation of asset protection solutions can also lead to increased productivity as a result of reduced maintenance-related downtime.

•	Increasing Corrosion from Low-Quality Inputs. High commodities prices and increasing energy demands have led to the use of lower grade inputs and feedstock, such as low-grade coal or petroleum, in the refinery and power generation processes. These lower grade inputs can rapidly corrode the infrastructure they come into contact with, which in turn increases the need for asset protection solutions to identify such corrosion and enable infrastructure owners to proactively combat the problems caused by such corrosion.

•	Increasing Use of Advanced Materials. Customers in our target markets are increasingly utilizing advanced materials, such as composites, and other unique technologies in the manufacturing and construction of new infrastructure and aerospace applications. As a result, they require advanced testing, assessment and maintenance technologies to protect these assets, since many of these advanced materials cannot be tested using traditional NDT techniques. We believe that demand for NDT solutions will increase as companies and public authorities continue to use these advanced materials, not only during the operating phase of the lifecycle of their assets, but also during the design and construction phases by incorporating technologies such as embedded sensors.

•	Meeting Safety Regulations. Owners and operators of infrastructure assets increasingly face strict government regulations and safety requirements. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by OSHA and other regulators, higher insurance premiums and tarnished corporate brand value. The numerous failings in equipment, maintenance and inspection that led to the Texas City refinery explosion in 2005 created significant damage to the reputation of refineries and led OSHA to strengthen process safety enforcement standards. As a result, these owners and operators are seeking highly reliable asset protection suppliers with a proven track record of providing asset protection services, products and systems to assist them in meeting these increasingly stringent regulations.

•	Expanding Addressable End-Markets. Advances in NDT sensor technology and asset protection software systems, and the continued emergence of new technologies, are creating increased demand for asset protection solutions in applications where existing techniques were previously ineffective. Further, we expect increased demand in relatively new markets, such as the pharmaceutical and food processing industries, where infrastructure is only now aging to a point where significant maintenance is required.

•	Expanding Addressable Geographies. We believe that a substantial driver of incremental demand will come from international markets, including Asia, Europe and Latin America. Specifically, as companies and governments in these markets build and maintain infrastructure and applications that require the use of asset protection solutions, we believe demand for our solutions will increase.

We believe that the market available to us will continue to grow rapidly as a result of macro-market trends, including aging infrastructure, use of more advanced materials, such as composites, and the increasing outsourcing of asset protection solutions by companies who historically performed these services using internal resources.

Our target markets

We focus our sales, marketing and product development efforts on a range of infrastructure-intensive industries and governmental authorities. With our portfolio of asset protection services, products and systems, we can effectively serve our customer base throughout the lifecycle of their assets, beginning at the design stage, through the construction and maintenance phase and, as necessary, through the decommissioning of their infrastructure.

Our target markets include:

Oil and gas

According to the United States Energy Information Administration (EIA), in 2008 coal, oil and gas supplied approximately 80% of global primary energy demand. In addition, there were 700 crude oil refineries in the world, with 153 of them in North America. High energy prices are driving consistently high utilization rates at these facilities. With aging infrastructure and growing capacity constraints, asset protection continues to grow as an indispensable tool in maintenance planning, quality control and prevention of catastrophic failure in refineries and petrochemical plants. Recent high oil and fossil fuel input prices have placed additional pressure on industry participants to increase capacity, focus on production efficiency and cost reductions and shorten shut-down time or “turnarounds.” Asset protection solutions are used for both off-stream inspections, or inspection when the tested infrastructure is shut-down, and increasingly, on-stream inspections, or inspection when the tested infrastructure is operating at normal levels. While we expect off-stream inspection of vessels and piping during a plant shut-down or turnaround to remain a routine practice by companies in these industries, we expect the areas of greatest future growth to occur as a result of on-stream inspections and monitoring of facilities, such as offshore platforms, transport systems and oil and gas transmission lines, because of the substantial opportunity costs of shutting them down. On-stream inspection enables companies to avoid the costs associated with shutdowns during testing while enabling the economic and safety advantages of advanced planning or predictive maintenance.

Traditional power generation and transmission

Asset protection in the power industry has traditionally been associated with the inspection of high-energy, critical steam piping, boilers, rotating equipment, utility aerial man-lift devices, large transformer testing and various other applications for nuclear and fossil-fuel based power plants. We believe that in recent years the use of asset protection solutions have grown rapidly in this industry due to the aging of critical power generation and transmission infrastructure. For instance, the average age of a nuclear power plant in the United States is over 30 years. Furthermore, global demand for power generation and transmission has grown rapidly and is expected to continue, primarily as a result of the energy needs of emerging economies such as China and India. The chart below is from the U.S. Government Energy Information Administration and their estimate of this growth by kilowatt hours.

•	Nuclear. For the year ended December 31, 2007, U.S. commercial nuclear reactors operated at a capacity utilization rate of approximately 92%. We believe that the need to sustain these high utilization rates, while also maintaining a high degree of safety, will result in increased spending on testing, on-line monitoring and maintenance of these assets. Industrial Information Resources projected that maintenance spending on the North American reactor fleet will exceed $800 million in 2008. The current U.S. administration is proposing a reduction of CO2 emissions to 1990 levels by 2020, with a further 80% reduction by 2050. Meeting these aggressive goals while gradually increasing the overall energy supply requires that all non-emitting technologies must be advanced. A December 2008 Electric Power Research Institute

(EPRI) study called the PRISM analysis defines a possible technology mix within the electricity sector that would help achieve a comparable goal. In it, nuclear generation rises 20% from current levels by 2020 and nearly 200% by 2050.

Globally, there were 436 nuclear reactors in operation as of June 30, 2009 with 47 additional reactors under construction. 55% of these reactors are more than 15 years old. As of August 2009, there are currently 104 sites licensed by the U.S. Nuclear Regulatory Commission, and since 2007, there have been 22 applications for additional sites. We believe it will be increasingly important to provide asset protection solutions to the global nuclear power industry in order to prevent potentially catastrophic events and help the nuclear industry optimize availability and safety of their assets.

•	Fossil. The fossil fuel power generation market consists of facilities that burn coal, natural gas or oil to produce electricity. These facilities operate at high capacity levels and can incur productivity loss if a shutdown is required. As a result, there is a significant demand for continual testing and maintenance of these facilities and their assets. In addition, to meet growing electricity demand, fossil power generation companies are increasing capital spending for capacity expansions and new facility construction. In 2009, the EIA reported that there are over 80 fossil power stations proposed for construction in the United States.

•	Wind. Wind power has reached critical mass, with wind installations in the United States alone increasing by 8.5MW, or 50%, in 2008. It is estimated that growth in 2009 will continue to accelerate. There is significant demand for on-line condition monitoring for wind turbines, because their three critical components, or the main bearing, gearbox and generator, need to be fully operational at all times for a turbine to work efficiently and safely. Failure of a gearbox on a single wind turbine rated at 1.5MW can cost up to $350,000 to replace, which justifies the use of preventative maintenance monitoring and services for units both in and out of warranty. Our asset protection solutions are also being used in the research, design and development of the composite based wind turbine blades to improve their structural integrity and efficiency and are being applied to inspect the structural integrity of the tower and base.

Other Process Industries

The process industries, or industries in which raw materials are treated or prepared in a series of stages, include chemicals, pharmaceuticals, food processing and paper and pulp. Three process industries that we focus our efforts on are described below.

•	Chemicals. As with oil and gas processing facilities, chemical processing facilities require significant spending on maintenance and monitoring. The average cost of plant construction for chemical assets has increased substantially (plant construction costs for processing of certain chemical assets have doubled in the past 10 years), which we believe creates a more concentrated focus on asset protection solutions to limit further capital costs. Additionally, growing chemical end-markets continue to put strain on existing plants. Given their aging infrastructure, growing capacity constraints and increasing capital costs, we believe asset protection solutions continue to grow in importance in maintenance planning, quality and cost control and prevention of catastrophic failure in the chemicals industry.

•	Pharmaceuticals and food processing. Although the pharmaceuticals and food processing industries have historically not employed asset protection solutions as much as other industries, we believe that in the future these industries will increasingly use asset protection solutions throughout their manufacturing and other processes. Because these industries use equipment, structures, facilities and other infrastructure similar to those of many of our other target markets, and these assets have reached an age where structural failures are becoming a significant risk we are seeing an increasing demand from those companies looking to protect their existing investments and avoid costly maintenance repairs and revenue losses due to process or manufacturing line shutdowns. In addition, advanced NDT is more effective than traditional NDT solutions when testing the principal alloys and materials used in these industries’ infrastructure assets.

Public infrastructure

We believe that high profile infrastructure catastrophes, such as the collapse of the I-35W bridge in Minneapolis, have caused public authorities to more actively seek ways to prevent similar events from occurring. Public authorities tasked with the construction of new, and maintenance of existing, public infrastructure, including bridges and highways, increasingly use asset protection solutions to test and inspect these assets. Importantly, these authorities now employ asset protection solutions throughout the life of these assets, from their original design and construction, with the use of embedded sensing devices to enable on-line monitoring, through ongoing maintenance requirements.

Aerospace and defense

The operational safety, reliability, structural integrity and maintenance of aircraft and associated products is critical to the aerospace and defense industries. Industry participants increasingly use asset protection solutions to perform inspections upon delivery, and also periodically employ asset protection solutions during the operational service of aircraft, using advanced ultrasonic immersion systems or digital radiography in order to precisely detect structural defects. Industry participants also use asset protection solutions for the inspection of advanced composites found in new classes of aircraft, ultrasonic fatigue testing of complete aircraft structures, corrosion detection and on-board monitoring of landing gear and other critical components. We expect increased demand for our solutions from the aerospace industry to result from wider use of advanced composites and distributed on-line sensor networks and other embedded analytical applications built into the structure of assets to enable real-time performance monitoring and condition-based maintenance.

Transportation

The use of asset protection solutions within the transportation industry is primarily focused in the automotive and rail segments. Within the automotive segment, manufacturers use asset protection solutions throughout the entire design and development process, including the inspection of raw material inputs, during in-process manufacturing and, finally, during end-product testing and analysis. Although asset protection technologies have been utilized in the automobile industry for a number of decades, we believe growth in the segment will increase as automobile manufacturers begin to outsource their asset protection requirements and take advantage of new technologies that enable them to more thoroughly inspect their products throughout the manufacturing process, reduce costs and shorten time to market. Within the rail segment, asset protection solutions are used primarily to test rails and passenger and tank cars.

Primary metals and metalworking

The quality control requirements driven by the low defect tolerance within automated, robotic intensive metalwork industries, such as screw machining, serve as key drivers for the recent growth of NDT technologies, such as ultrasonics and radiography. We expect that increasingly stringent quality control requirements and competitive forces will drive the demand for more costly finishing and polishing which, in turn, will promote greater use of NDT throughout the production lifecycle.

Our competitive strengths

We believe the following competitive strengths contribute to our being a leading provider of asset protection solutions and will allow us to further capitalize on growth opportunities in our industry:

•	Single Source Provider for Asset Protection Solutions Worldwide. We believe we are the only company with a comprehensive portfolio of proprietary and integrated asset protection solutions, including services, products and systems worldwide, which positions us to be the leading single source provider for a customer’s asset protection requirements. Through our network of 68 offices and independent representatives in 15 countries around the world, we offer an extensive portfolio of solutions that enables our customers to consolidate all their inspection requirements and the associated data storage and analytics on a single system that spans the customers’ entire enterprise. This allows our customers to more effectively manage their asset portfolio, plan asset maintenance based on predictive analytics rather than simple scheduled routines and track their assets globally, thereby enhancing asset productivity and utilization while minimizing the administrative costs of having multiple vendors. In addition, collaboration between our services teams and product design engineers generates enhancements to our services, products and systems, which provide a source of competitive advantage compared to companies that provide only NDT services or NDT products.

•	Long-Standing Trusted Provider to a Diversified and Growing Customer Base. By providing critical and reliable NDT services, products and systems for more than 30 years and expanding our asset protection solutions, we have become a trusted partner to a large and growing customer base across numerous infrastructure-intensive industries globally. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemical, fossil and nuclear power, aerospace and defense industries as well as the largest public authorities. Seven of our top 10 customers by fiscal 2009 revenues have used our solutions for at least 10 years. We leverage our strong relationships to sell additional solutions to our existing customers while also attracting new customers. As asset protection is increasingly recognized by our customers as a strategic advantage, we believe our reputation and history of successful execution are key competitive differentiators.

•	Repository of Customer-Specific Inspection Data. Our enterprise software solutions enable us to capture and store our customers’ testing and inspection data in a centralized database. As a result, we have accumulated large amounts of proprietary information that allows us to provide our customers with value-added services, such as benchmarking, predictive maintenance, inspection scheduling, data analytics and regulatory compliance. We believe our ability to provide these customized products and services, along with the high cost of switching to an alternative vendor, provide us with significant competitive advantages.

•	Proprietary Products, Software and Technology Packages. We have developed systems that have become the cornerstone of several unique NDT applications, such as those used for the testing of pressure vessels (the MONPAC technology package) or above-ground storage tanks (the TANKPAC technology package). These proprietary products allow us to efficiently and effectively provide unique solutions to our customers’ complex applications, resulting in a significant competitive advantage. In addition to the proprietary products and systems that we sell to customers on a stand-alone basis, we also develop a range of proprietary sensors, instruments, systems and software used exclusively by our Services segment.

•	Deep Domain Knowledge and Extensive Industry Experience. We are an industry leader in developing advanced asset protection solutions, including acoustic emission (AE) testing for non-intrusive on-line monitoring of storage tanks and pressure vessels, bridges and transformers, portable corrosion mapping, ultrasonic testing (UT) systems, on-line plant asset integrity management with sensor fusion, enterprise software solutions for plant-wide and fleet-wide inspection data archiving and management, advanced and thick composites inspection and ultrasonic phased array inspection of thick wall boilers. In addition, many of the members of our team have been instrumental in developing the testing standards followed by international standards-setting bodies, such as the American Society of Non-Destructive Testing and comparable associations in other countries. The scientists and engineers on our research and development team developed many of the advanced NDT technologies we use in our business, including portable corrosion mapping UT systems, enterprise software solutions for plant-wide and fleet-wide inspection data archiving and management, and non-intrusive above-ground tank testing.

•	Collaborating with Our Customers. Our asset protection solutions have historically been designed in response to our customers’ unique performance specifications and are supported by our proprietary technologies. Our sales and engineering teams work closely with our customers’ research and design staff during the design phase of our products in order to incorporate our products into specified infrastructure projects, as well as with facilities maintenance personnel to ensure that we are able to provide the asset protection solutions necessary to meet these customers’ changing demands. As a result, we believe that our close, collaborative relationships with our customers provide us a significant competitive advantage.

•	Experienced Management Team. Our management team has a track record of leadership in NDT, averaging over 20 years experience in the industry. These individuals also have extensive experience in growing businesses organically and in acquiring and integrating companies, which we believe is important to facilitate future growth in the fragmented asset protection industry. In addition, our senior managers are supported by highly experienced project managers who are responsible for delivering our solutions to customers.

Our growth strategy

Our growth strategy emphasizes the following key elements:

•	Continue to Develop Technology-Enabled Asset Protection Services, Products and Systems. We intend to maintain and enhance our technological leadership by continuing to invest in the internal development of new services, products and systems. Our highly trained team of Ph.D.’s, engineers and highly-skilled, certified technicians have been instrumental in developing numerous significant asset protection standards, and we believe their knowledge base will enable us to innovate a wide range of new asset protection solutions more rapidly than our competition.

•	Increase Revenues from Our Existing Customers. Many of our customers are multinational corporations with asset protection requirements from multiple divisions at multiple locations across the globe. Currently, we capture a relatively small portion of their overall expenditures on these solutions. We believe our superior services, products and systems, combined with the trend of outsourcing asset protection solutions to a small number of trusted service providers, positions us to significantly expand both the number of divisions and locations that we serve as well as the types of solutions we provide. We strive to be the preferred global partner for our customers and aim to become the single source provider for their asset protection solution requirements.

•	Add New Customers in Existing Target Markets. Our current customer base represents a small fraction of the total number of companies in our target markets with asset protection requirements. Our scale, scope of products and services and expertise in creating technology-enabled solutions have allowed us to build a reputation for high-quality and has increased customer awareness about us and our asset protection solutions. We intend to leverage our reputation and solutions offerings to win new customers within our existing target markets, especially as asset protection solutions are adopted internationally. We intend to continue to leverage our competitive strengths to win new business as customers in our existing target markets continue to seek a single source and trusted provider of advanced asset protection solutions.

•	Expand Our Customer Base into New End Markets. We believe we have significant opportunities to rapidly expand our customer base in relatively new end markets, including the maritime shipping, wind turbine and other alternative energy and natural gas transportation industries and the market for public infrastructure, such as highways and bridges. The expansion of our addressable markets is being driven by the increased recognition and adoption of asset protection services, products and systems, and new NDT technologies enabling further applications in industries such as healthcare and compressed and liquefied natural gas transportation, and the aging of infrastructure, such as construction and loading cranes and ports, to the point where visual inspection has proven inadequate and new asset protection solutions are required. We expect to continue to expand our global sales organization, grow our inspection data management and data mining services and find new high-value applications, such as embedding our sensor technology in assembly lines for electronics and distributed sensor networks for aerospace applications. As companies in these emerging end markets realize the benefits of our asset protection solutions, we expect to expand our leadership position by addressing customer needs and winning new business.

•	Continue to Capitalize on Acquisitions. We intend to continue employing a disciplined acquisition strategy to broaden, complement and enhance our product and service offerings, add new customers and certified personnel, expand our sales channels, supplement our internal development efforts and accelerate our expected growth. We believe the market for asset protection solutions is highly fragmented with a large number of potential acquisition opportunities. We have a proven ability to integrate complementary businesses, as demonstrated by the success of our past acquisitions, which have often contributed entirely new products and services that have added significantly to our revenues and profitability. In addition, we have begun to offer and sell our advanced asset protection solutions to customers of companies we acquired that had previously relied on traditional NDT solutions.

Importantly, we believe we have improved the operational performance and profitability of our acquired businesses by successfully integrating and selling a comprehensive suite of solutions to the customers of these acquired businesses.

Our solutions

We provide comprehensive asset protection solutions to a diverse customer base. We combine the strengths of our proprietary products, industry expertise, a suite of software solutions and our highly skilled and experienced technicians and engineers to deliver a broad set of inspection, engineering and information technology services that address the complex business challenges faced by our customers. Depending on the requirements of our customers, we can provide them our software and other products on a stand-alone basis or as a complete end-to-end solution consisting of sensor products, services and software. Importantly, as part of our solutions, we are increasingly providing on-line asset monitoring and management software enabling our customers to have real-time access to and assess the structural health of their infrastructure.

Our services

We provide a range of testing and inspection services to a diversified customer base across energy-related, industrial and public infrastructure industries. We either deploy our services directly at the customer’s location or through our own extensive network of field testing facilities. Our global footprint allows us to provide asset protection solutions through local offices in close proximity to our customers, permitting us to keep response time to a minimum, while maximizing our ability to develop meaningful, collaborative customer relationships. Examples of our comprehensive portfolio of services include: testing components of new construction as they are built or assembled, providing corrosion monitoring data to help customers determine whether to repair or retire infrastructure, providing material analysis to ensure the integrity of infrastructure components and supplying non-invasive on-stream techniques that enable our customers to pinpoint potential problem areas prior to failure. In addition, we also provide services to assist in the planning and scheduling of resources for repairs and maintenance activities. Our experienced inspection professionals perform these services, which are supported by our advanced proprietary software and hardware products.

Traditional NDT services

Our certified personnel provide a range of traditional inspection services. For example, our visual inspectors provide comprehensive assessments of the condition of our customers’ plant equipment during capital construction projects and maintenance shutdowns. Of the broad set of traditional NDT techniques that we provide, several lend themselves to integration with our other offerings and often serve as the initial entry point to more advanced customer engagements. For example, we provide a comprehensive program for the inspection of above-ground storage tanks designed to meet stringent industry standards for the inspection, repair, alteration and reconstruction of oil and petrochemical storage tanks. This program includes magnetic flux exclusion for the rapid detection of floor plate corrosion, advanced ultrasonic systems and leak detection of floor defects, remote ultrasonic crawlers for shell and roof inspections and trained, certified inspectors for visual inspection and documentation.

Advanced NDT services

In addition to traditional NDT services, we provide a broad range of proprietary advanced NDT services that we offer on a stand-alone basis or in combination with software solutions such as our proprietary enterprise plant condition monitoring software and systems (PCMS). We also provide on-line monitoring capabilities and other solutions that enable the delivery of accurate and real-time information to our customers. Our advanced NDT services require more complex equipment and more skilled inspection professionals to operate this equipment and interpret test results. Some of the technologies they use include:

• Automated ultrasonic testing	• Wireless data acquisition
• Guided ultrasonic long wave testing	• On-line plant asset integrity monitoring
• Infrared thermography	• Risk-based inspection
• Phased array ultrasonic testing	• Digital radiography
• Acoustic emission testing	• Sensor fusion

Examples of our advanced NDT techniques include the following:

•	Automated Ultrasonic Phased Array Inspection. We primarily use this technique to inspect welded areas during large capital construction and maintenance projects to determine whether the welds can withstand anticipated operating conditions, such as high pressures or temperatures. This technique employs an automated mobile scanner to obtain structural ultrasonic inspection data from multiple angles and locations. The principal competing technique is radiographic inspection, which generally impedes or requires the construction or maintenance work to be halted during the inspection. By using ultrasonic phased array inspection, our customers can continue to weld while our inspections are taking place, which shortens downtime during maintenance projects and accelerates the completion of construction projects.

•	Guided Ultrasonic Long Wave Testing. We typically use this technique to locate corrosion or metal loss in large volumes of piping. It allows us to inspect a long continuous section of piping from one location and follow up with further inspections on problem areas, as compared to more costly and time-intensive methods which require inspections at multiple locations along the same section of pipe. It also allows us to inspect the entire pipe body, enabling us to identify a larger percentage of flaws as compared to traditional techniques that inspect only a small portion of pipe walls.

•	Advanced Infrared Inspection. We generally employ this technique in place of ultrasonic inspections of large operating systems, such as boilers in industrial power plants, which rely on scans of sample areas of the system to test their integrity rather than a scan of the entire system. Traditional infrared inspection locates unexpected temperature differences to alert inspection personnel to potential problems with insulation, process systems, electrical systems and proper operating parameters. Our proprietary advanced infrared system enables us to scan large areas using a robotic crawler and not only examine temperature differences but also precisely measure the thickness of objects or materials. Our proprietary infrared scanning system examines the entirety of the tested structure to supply more comprehensive inspection data to plant engineers, providing them a higher level of confidence when deciding whether to repair, replace or retire the structure.

•	Line Scanning Thermography (LST). LST in an inspection method that uses infrared thermal imaging developed to measure the thickness of boiler tubes. A unique characteristic of this system compared to other thermography methods is LST’s ability to develop an image almost instantly as it scans a boiler tube, while the other methods are significantly slower. Boiler tube inspections are traditionally inspected for loss of wall thickness using ultrasonic contact thickness gauges, which is a very tedious and time consuming method. The LST system can test a large area faster than other NDT methods and record the inspection with a digital image. Another application for which LST has shown promise is the inspection of composite materials for porosity, delaminations and non-visible impact damage. Inspection speed, sensitivity to defects, and the capability to store digital images are the key selling points of LST.

Mechanical Integrity services

We provide a broad range of MI services that enable our customers to meet stringent regulatory requirements. These services increase plant safety, minimize unscheduled downtime and allow our customers to plan for, repair and replace critical components and systems before failure occurs. Our services are designed to complement a comprehensive predictive and preventative inspection and maintenance program that we can provide for our customers in addition to the MI services. Customers of our MI services have, in many instances, also licensed our PCMS software, which allows for the storage and analysis of data captured by our testing and inspection products and services, and implemented this solution to complement our inspection services.

As a result of the information captured by PCMS and the our risk-based inspection (RBI) software module we are able to provide a professional service known as “Mechanical Integrity Gap Analysis” for process facilities. Our Mechanical Integrity Gap Analysis service offers insight into the level of plant readiness, how best to manage and monitor the integrity of process facility assets, and how to extend the useful lives of such assets. Our Mechanical Integrity Gap Analysis service also assists customers in benchmarking and managing their infrastructure through key performance indicators and metrics.

Our products and systems

Our software

Our software solutions are designed to meet the demands of our customers’ data analysis and asset integrity management requirements. Some of our key software solutions include:

PCMS Enterprise software: asset protection and reliability

Our PCMS application is an enterprise software system that allows for the storage and analysis of data as captured by our testing and inspection products and services. PCMS allows our customers to design and develop asset integrity management plans that include:

•	optimal systematic testing schedules for their infrastructure based on real-time data captured by our sensors;

•	alerts that notify customers when to perform special testing services on suspect areas, enabling them to identify and resolve flaws on a timely basis; and

•	schedules for the maintenance and retirement of assets.

These plans are based on information stored in PCMS, which include results based upon the rates of deterioration shown by existing test results, information based on our past experiences in the operation and testing of similar structures and standards and recommended practices of numerous industrial standards-setting bodies, such as the American Society of Mechanical Engineers, the American Petroleum Institute and the Occupational Safety and Health Administration. Using PCMS allows our customers to demonstrate compliance with these standards and practices, which typically helps them reduce their insurance premiums and ensure asset, product and employee safety. PCMS also offers significant advantages by allowing the information it develops and stores to be organized, linked and synchronized with enterprise software systems. We believe that as a result of its superior functionality, PCMS is one of the more widely used process condition management software systems in the world. For instance, we believe approximately 37% of U.S. refineries currently use PCMS.

In addition, our risk-based inspection (RBI) application enables PCMS users to test and analyze their assets operating conditions and other factors, such as operating temperature range and contact with highly flammable or corrosive products. This allows customers to classify or rank each asset according to the probability and consequences of its structural failure and schedule the appropriate frequency and types of testing for that asset. We believe our RBI program allows our customers to appropriately test their infrastructure in a more cost-effective manner while reducing their overall risk profile, which typically allows them to reduce their insurance premiums.

Application-based software

We provide a comprehensive portfolio of application-specific software products that covers a broad range of testing and analysis methods, including neural networks, pattern recognition, wavelet analysis and moment tensor analysis.

Some of the key software solutions we offer include:

•	Advanced Data Analysis Pattern Recognition & Neural Networks Software (NOESIS): An advanced data analysis and pattern recognition software package for AE applications. NOESIS enables our AE experts to develop automated remote monitoring systems for our customers.

•	AE Software Platform (AEwin and AEwinPost): Windows-based real time applications software for detection, processing and analysis of AE data. This software locates the general location of flaws on or in our customers’ structures.

•	Loose Parts Monitoring Software (LPMS): A software program for monitoring, detecting and evaluating metallic loose parts in nuclear reactor systems in accordance with strict industry standards. LPMS alerts the operator on the plant floor and central control room about potential loose parts, provides a user-friendly interface for operators to differentiate between noise and loose parts and identifies the location of the problem.

•	Automated UT and Imaging Analysis Software (UTwin and UTIA): A complete software platform for analyzing ultrasonic inspection data and visualizing and identifying the location and size of potential flaws.

Technology packages

In order to address some of the more common problems faced by our customers, we have developed a number of robust technology solutions. These packages generally allow more rapid and effective testing of infrastructure because they minimize the need for service professionals to customize and integrate asset protection solutions with the infrastructure and interpret test results. These packaged solutions use proprietary and specialized testing procedures and hardware, advanced pattern recognition, neural network software and databases to compare test results against our prior testing data or national and international structural integrity standards. Some of our widely used technology packages in some of our target markets are:

Technology
package	Type	Description	Benefits

TANKPAC	AE On-line Tank Floor Inspection	Tests to monitor for emissions resulting from active corrosion of the tested infrastructure
•   Ability to perform tests on-stream

•   Non-intrusive testing

•   Quickly identify tanks that need inspection and resolve associated problems

•   Leave good tanks operational and save the shutdown and cleaning costs

MONPAC	AE Pressure Vessel Testing	An AE “expert system” that evaluates the condition of metal pressure systems and tanks
•   Ability to perform tests on-stream

•   Rapid inspection capability

•   Global monitoring (100% inspection, including welds, repairs, base metal)

•   Reduction in inspection costs

•   Reduction in downtime resulting from improved information about plant condition

VPAC	Loss Control for Valves in Process Plants	Estimates valve leakage based on measurements made using our inspection products	• Cost savings from detection of valve leaks • Cost savings are achieved in maintenance planning, troubleshooting plant operations and monitoring of losses for environmental purposes
POWERPAC	AE On-line Power Transformer Monitoring	Through on-line monitoring, detects and locates partial discharge in power transformers by utilizing AE	• Non-intrusive testing • On-line testing identifies problems characterizing defects • Creates way to monitor problem transformers

Our other products

AE products

We are a leader in the design and manufacture of AE sensors, instruments and turn-key systems used for the monitoring and testing of materials, pressure components, processes and structures. Though we principally sell our products as a system, which includes a combination of sensors, an amplifier, signal processing electronics, knowledge-based software and decision and feedback electronics, we can also sell these as individual components to certain customers that have the in-house expertise to perform their own services. Our sensors “listen” to structures and materials to detect real-time AE activity and to determine the presence of structural flaws in the inspected materials. Such materials include pressure vessels, storage tanks, heat exchangers, piping, turbine blades and reactors.

In addition, we provide leak monitoring and detection systems used in diverse applications, including the detection and location of both gaseous and liquid leaks in valves, vessels, pipelines and tanks. AE leak monitoring and detection, when applied in a systematic preventive maintenance program, has proven to substantially reduce costs by eliminating the need for visual valve inspection and unscheduled down-time. In addition, EPA requirements regarding fugitive emissions helps drive the market for this leak detection equipment.

Our complete AE product line includes:

•	AE Sensors: We offer over 200 different types of proprietary sensors, including a dual function sensor that is a true accelerometer and an AE sensor that records low and high frequencies simultaneously in one sensor body.

•	Multi-channel AE Systems: Multi-sensor parallel processing systems capable of monitoring, detecting and locating defects in large structures, such as vessels, pipelines and platforms. These systems include our Sensor Highway II, which is designed for on-line remote monitoring of bridges and large transformers.

•	Hand-held Instruments: Portable AE systems easily adaptable to OEM applications.

•	Wireless AE Systems: Our wireless sensors can communicate with single base stations, or with base stations and other sensors in geographically dispersed “mesh” networks. Wireless capabilities are fully integrated into our Sensor Highway II and Asset Condition Monitoring units.

•	Intrinsically Safe Products: Certified sensors and AE systems to work in hazardous and potentially explosive environments such as the petrochemical industry.

UT technology

We design, manufacture and market ultrasonic equipment under our NDT Automation brand name. While AE technology detects flaws and pinpoints their location, our UT technology has the ability to size defects in three-dimensional geometric representations. We manufacture a complete line of UT scanners with automated or manual capabilities, and design and fabricate custom scanners as requested by customers.

Vibration sensors and systems

We design, manufacture and market a broad portfolio of vibration sensing products under our Vibra-Metrics brand name. These include accelerometers, on-line condition-based management systems, data delivery systems and a comprehensive assortment of ancillary support products. Our patented Sensor Highway monitoring systems offer fully automated, unattended remote data acquisition and alarm reporting for rotating mechanical equipment and machines, which enable us to provide real-time predictive maintenance data to our customers.

On-line monitoring

Our on-line monitoring offerings combine all of our asset protection services, products and systems. We provide temporary, periodic and continuous monitoring of static infrastructures such as bridges, pipes, and transformers, as well as dynamic or rotating assets such as pumps, motors, gearboxes, steam and gas turbines. Temporary monitoring is typically used when there is a known defect or problem and the condition needs to be monitored until repaired or new equipment can be placed in service. Periodic monitoring, or “walk around” monitoring, is used as a preventative maintenance tool to take machine and device readings, on a periodic basis, to observe any change in the assets’ condition such as increased vibration or unusual heat buildup and dissipation. Continuous monitoring is applied “24/7” on critical assets to observe the earliest onset of a defect and track its progression to avoid catastrophic failure. Since 1988, we have provided these solutions to over eighty projects for a variety of industries and applications. Our monitoring systems can be accessed both on-site and remotely using state of the art wireless technology and can interface with customer data via the internet or other proprietary secured networks. These monitoring systems provide browser -based hierarchical displays of critical information and can include alarm and customer notification options using messaging and email services. By simultaneously using different sensing devices such as acoustic emission or sound, vibration, temperature, strain or corrosion gauges, often referred to as sensor fusion, we can monitor and correlate different sensor results to provide more accurate fault detection and location information while reducing or eliminating false alarms. The information can also be used to correct operational procedures that contributed to the failures.

We provide a range of custom outsourced monitoring services for customers that do not have the resources to monitor their assets or interpret sensor data. An example of a continuous monitoring engagement involving static infrastructure is our monitoring of aging bridges for factors of degradation. Wire breakage in suspension bridges is usually the result of corrosion fatigue which slowly degrades the integrity of the bridge. Since wire breakage events are occasional and unpredictable, the most effective way to track the extent of deterioration is by continuous monitoring. Another example is offshore drilling platforms, which often develop slight flaws in high stress locations that can quickly and unpredictably expand into catastrophic failures. In many circumstances, such flaws cannot be reliably detected using conventional inspection techniques. An example and prime candidate for our temporary on-line monitoring solutions is a pressure vessel, such as a tank, in which a crack has been identified, but that can still be safely operated. In such cases, we are engaged to monitor the vessel until the crack grows dangerous or until a planned maintenance or shutdown occurs.

An example of continuous monitoring of dynamic or rotating assets is our monitoring of wind turbines. Each wind turbine is made up of a main bearing, gearbox and generator that combines to form the drive train. A typical wind park engagement will include around 50 wind turbines, each requiring drive train monitoring for early detection of potential mechanical faults, which in turn will allow for scheduling of maintenance prior to the catastrophic failure of a component, and isolating it to avoid damage to the other components in the drive train. These components are difficult to replace since they are usually installed on towers over 250 feet high, and replacement components are costly and have long lead times.

Customers

During fiscal 2009, we provided our asset protection solutions to approximately 4,500 different customers. The following table lists some of our larger customers by revenues for fiscal 2009, in each of our target markets.

Oil and gas,		Composite and
including	Nuclear and	part testing,
petrochemical	fossil power	including aerospace	Chemicals

BP(1)	American Electric Power	Avcorp Industries, Inc.	Air Products
Chevron	Bechtel	Boeing	Aux Sable Liquid
Conoco	Dominion	Danner Corporation	Products
ExxonMobil	Entergy	Embraer	Bayer
Lyondell-Basell	Exelon	Hitco	Dow Chemical
Petrobras	Florida Power & Light	Kaiser Aluminum	DuPont
Shell	General Electric	Rio Tinto	INEOS
Valero	PP&L	Rolls Royce	PCS Nitrogen

Pharmaceuticals
Primary metals		and food	Public
and metalworking	Transportation	processing	infrastructure

Doncasters	Dana Corporation	Anheuser-Busch	Bechtel
Eaton Corporation	Emergency One Inc.	ATS	Federal Highway Administration
Mid State Machine	Harley Davidson	Monsanto	High Steel Structures
Small Parts Incorporated	Sutphen Corporation	Pfizer	Parsons Engineering
Wollaston Alloys		Pilgrim’s Pride

(1)	Various divisions or business units of BP were responsible for 17.1%, 16.8% and 16.5% of our revenues during fiscal 2009, 2008 and 2007, respectively. Predominantly all of these revenues are included in our Services segment.

During the last three fiscal years, we derived our revenues from providing our asset protection solutions to customers in the United States and over 60 countries around the world. Foreign countries where we provided asset protection solutions responsible for more than approximately 1% of our revenues in fiscal 2009, listed in descending order of revenues, were: Canada, France, Brazil, United Kingdom, Russia, The Netherlands, Japan, Serbia and China.

Competition

We operate in a highly competitive, but fragmented, market. Our primary competitors are divisions of large companies, and many of our other competitors are small companies, limited to a specific product or technology and focused on a niche market or geographic region. We believe that none of our competitors currently provides the full range of asset protection and NDT products, enterprise software and the traditional and advanced services solutions that we offer. Our major competitors with respect to NDT services include the Acuren division of

Rockwood Service Corporation, SGS Group, the TCM division of Team, Inc. and APPLUS RTD, which is majority-owned by The Carlyle Group. Our major competitor with respect to our PCMS software is UltraPIPE, a division of Siemens, and to a lesser extent, Lloyd’s Register Capstone, Inc. Our major competitors with respect to our ultrasonic products are GE Inspection Technologies and Olympus NDT. In the traditional NDT market, we believe the principal competitive factors are project management, execution, price, reputation and quality. In the advanced NDT market, reputation, quality and size are more significant competitive factors than price. In light of several characteristics of the NDT industry and obstacles facing competitors, only a few of our existing competitors can compete with us on a global basis, and we believe few new companies are likely to enter the market. Some of the most significant of such characteristics and obstacles include: (1) having to acquire or develop advanced NDT services, products and systems technologies, which in our case occurred over many years of customer engagements and at significant internal research and development expense, (2) complex regulations and safety codes that require significant industry experience, (3) license requirements and evolved quality and safety programs, (4) costly and time-consuming certification processes, (5) capital requirements and (6) emphasis by large customers on size and critical mass, length of relationship and past service record.

Sales and marketing

We sell our asset protection solutions through all of our 68 offices worldwide. As of August 1, 2009, our world-wide sales and marketing team, together with our “center of excellence” managers, consisted of 63 employees. In addition, our project and laboratory managers as well as our management are trained on our solutions and often are the source of sales leads and customer contacts. Our direct sales and marketing teams work closely with our customers’ research and design personnel, reliability engineers and facilities maintenance engineers to demonstrate the benefits and capabilities of our asset protection solutions, refine our asset protection solutions based on changing customer needs and identify potential sales opportunities. We provide our asset protection solutions under well known, industry-recognized brand names including Physical Acoustics Corporation and Vibra-Metrics, as well as lesser-known regional, local or product specific brand names. We have started to promote the name Mistras using the tag line of “Delivering Asset Protection Solutions.” We divide our sales and marketing efforts into services sales, software and other products sales and marketing.

Services sales

In addition to our general and center of excellence managers and executives, our dedicated Services sales group employs 14 regional and business development managers and professionals, each of whom is responsible for educating our existing and potential customers about our asset protection solutions for a specific geographic region. The sales cycle for our more significant services engagements is typically three to six months. We generally provide our services under one- to three-year contracts, but none of our services contracts legally obligate our customers to purchase from us on a going-forward basis. Historically, a majority of our total services revenues have been recurring because of the length of certain of our client relationships and the number of our technicians who work for extended and predictable periods at our customer locations.

Products & systems sales

Our Products and Systems sales group employs 16 corporate level sales managers and professionals, each of whom is responsible for educating our existing and potential customers about our diverse portfolio of asset protection solutions in a geographic region. This team is supported by experts and scientists who work globally to provide design, installation and other sales support for more specialized niche applications, as well as customer support after purchase. The sales cycle for our software and other products is typically three to 12 months. We generally provide our software under one-year renewable license agreements.

International sales

Our International sales group employs 11 sales managers and professionals, each of whom is responsible for educating our existing and potential customers about our asset protection solutions in the geographical areas outside the United States other than China and South Korea. The sales cycle for our asset protection solutions and the agreements under which we provide them in these areas are substantially similar to those of our other segments.

Marketing

Our marketing group consists of four employees, and focuses primarily on supporting purchase decisions by our existing and potential customers’ facilities managers, design engineers and research and development personnel by providing them product demonstrations, product testing, displays, marketing collateral and training programs. In addition, we support our brands through a range of print advertising and dedicated websites. Our websites have been designed to be a readily available source of information about our asset protection solutions, assisting our sales, marketing and customer service activities on a 24-hour basis.

Manufacturing

Our hardware products are manufactured in our Princeton Junction, New Jersey facility. This is a modern manufacturing facility equipped with the latest surface mount manufacturing equipment and automated test equipment. Our Princeton Junction facility includes all the capabilities and personnel to fully produce all of our AE products, NDT Automation ultrasonic equipment and Vibra-Metrics vibration sensing products.

Intellectual property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property.

As of August 1, 2009, in the United States we held nine patents, which will expire at various times between 2010 and 2023, and had no outstanding patent applications. Although we believe our existing patents have significant value, we currently do not principally rely on our patented technologies to provide our proprietary asset protection solutions. We periodically assess appropriate circumstances for seeking patent protection for those aspects of our technologies, designs, methodologies and processes that we believe provide significant competitive advantages. We have also licensed certain patent rights from third parties for new NDT technologies involving thermography and a method to measure wall thinning and geometric changes in boiler tubes. However, we do not significantly rely upon these licensed technologies in providing our asset protection solutions and the royalties we pay for these licenses are not material.

As of August 1, 2009, the primary trademarks and service marks that we held in the United States included Mistras, Physical Acoustics Corporation (PAC), and Controlled Vibrations Inc. Other trademarks or service marks that we utilize in localized markets or product advertising include PCMS, NOESIS, AEwin, AEwinPost, UTwin, UTIA, LST, Vibra-Metrics, MONPAC, PERFPAC, TANKPAC, VPAC, POWERPAC, Sensor Highway, Quality Services Laboratories Inc. (QSL) and NDT Automation.

Many elements of our asset protection solutions involve proprietary know-how, technology or data that are not covered by patents or patent applications because they are not patentable, or patents covering them would be difficult to enforce, including technical processes, equipment designs, algorithms and procedures. We believe that this proprietary know-how, technology and data is the most important component of our intellectual property assets used in our asset protection solutions, and is a primary differentiator of our asset protection solutions from those of our competitors. We rely on various trade secret protection techniques and agreements with our customers, service providers and vendors to protect these assets. All of our employees in our Products and Systems segment and certain of our other employees involved in the development of our intellectual property have entered into confidentiality and proprietary information agreements with us. These agreements require our employees not to use or disclose our confidential information, to assign to us all of the inventions, designs and technologies they develop during the course of employment with us, and otherwise address intellectual property protection issues. We also seek confidentiality agreements from our customers and business partners before we disclose any sensitive aspects of our asset protection solutions technology or business strategies. We are not currently involved in any material intellectual property claims.

Research and development

Our research and development is principally conducted by 28 engineers and scientists at our Princeton Junction, New Jersey headquarters, and supplemented by other employees in the United States and throughout the world, including France, Greece, Japan, Russia and the United Kingdom, who have other primary responsibilities. Our total professional staff includes 29 employees who hold Ph.D.’s, and 67 employees who hold Level III certification, or the highest level of certification from the American Society of Non-Destructive Testing.

We work with many of our customers on developing new products or applications for our technology. Research and development expenses are reflected on our consolidated statements of operations as research and engineering expenses. Our company-sponsored research and engineering expenses were approximately $1.3 million, $1.0 million, and $0.7 million for fiscal 2009, 2008 and 2007, respectively. While we have historically funded most of our research and development expenditures, we had customer-sponsored research and development revenues of approximately $0.6 million, $0.6 million and $0.8 million in fiscal 2009, 2008 and 2007, respectively. In addition, in February 2009 the National Institute of Standards and Technology (NIST) awarded us and our university partners a $6.9 million research award under their new Technology Innovation Program (TIP) for the development and research of advanced technologies to enable monitoring and inspection of the structural health of bridges, roadways and water systems.

Employees

Providing our asset protection solutions requires a highly skilled and technically proficient employee base. As of August 1, 2009, we had approximately 2,000 employees worldwide and approximately 1,750 of our employees were based within the United States, of which approximately 80% were hourly. Less than 10% of our employees in the United States are unionized. We believe that we have good relations with our employees.

Facilities

As of August 1, 2009, we operated 68 offices in 15 countries, with our corporate headquarters located in Princeton Junction, New Jersey.

The locations of our operating properties are set forth below by geographic region. As of August 1, 2009, we owned the properties located in Olds, Alberta; Monroe, North Carolina; Trainer, Pennsylvania; Houston and Pasadena, Texas; and Gillette, Wyoming; and we occupied the other properties under leases.

Geographic region	City and state or country

United States	Decatur, Alabama	Bloomfield, New Mexico
	Theodore, Alabama	Bohemia, New York
	Bakersfield, California	Monroe, North Carolina
	Benicia (near San Francisco), California	Heath, Ohio
	Signal Hill (near Los Angeles), California	Independence, Ohio
	Torrance, California	Lima, Ohio
	Denver, Colorado	Carnegie, Pennsylvania
	East Granby, Connecticut	Manchester, Pennsylvania
	Waterford, Connecticut	Trainer, Pennsylvania
	Newark, Delaware	Roebuck, South Carolina
	Chubbuck, Idaho	Granbury, Texas
	Burr Ridge, Illinois	Clear Lake, Texas
	Edwardsville, Illinois	Corpus Christi, Texas
	South Holland, Illinois	Houston, Texas (2 locations)
	Hobart, Indiana	Pasadena, Texas
	Noblesville, Indiana	Texas City, Texas
	Ashland, Kentucky	North Salt Lake, Utah
	Louisville, Kentucky	Hampton, Virginia
	Prairieville, Louisiana	Richmond, Virginia
	Baltimore, Maryland	Bellingham, Washington
	Auburn, Massachusetts	Kent, Washington
	Springfield, Massachusetts	Evanston, Wyoming
	Old Bridge, New Jersey	Gillette, Wyoming
Princeton Junction, New Jersey
Asia-Pacific	Beijing, China
Thane, India
Tokyo, Japan

Geographic region	City and state or country

Canada	Grande Prairie, Alberta
Olds, Alberta
Red Deer, Alberta
Europe	Cambridge, England
Sucy-en-Brie (near Paris), France
Vitrolles, France
Hamburg, Germany
Athens, Greece
Rotterdam, The Netherlands
Moscow, Russia
Gothenburg, Sweden
Middle East	Manama, Kingdom of Bahrain
South America	Buenos Aires, Argentina
Bahia, Brazil
Macae, Brazil
São Paulo, Brazil
São Sebastiao, Brazil

Environmental matters

We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others: the Comprehensive Environmental Response, Compensation, and Liability Act, the Resources Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Atomic Energy Act, the Energy Reorganization Act of 1974, as amended, and applicable state regulations.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing properties in order to avoid future liabilities and comply with environmental, legal and regulatory requirements. Thus far, we are not involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. We do not expect costs related to environmental matters to have a material adverse effect on our consolidated cash flows, financial position or results of operations.

Legal proceedings

We are subject to periodic lawsuits, investigations and claims that arise in the ordinary course of business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition. The costs of defense and amounts that may be recovered in such matters may be covered by insurance.

Management

Executive officers and directors

The following table sets forth certain information concerning our executive officers, directors and director nominee as of August 1, 2009:

Name	Age	Position

Sotirios J. Vahaviolos(1)	63	Chairman, President, Chief Executive Officer and Director
Paul Peterik(1)	59	Chief Financial Officer and Secretary
Mark F. Carlos(1)	58	Group Executive Vice President, Products and Systems
Phillip T. Cole(1)	56	Group Executive Vice President, International
Michael J. Lange(1)	49	Group Executive Vice President, Services, and Director
Ralph L. Genesi(1)	54	Group Executive Vice President, Marketing and Sales
Elizabeth Burgess(2)	44	Director
Daniel M. Dickinson(3)(4)	48	Director
James J. Forese(2)	73	Director
Richard H. Glanton(3)(4)(5)	63	Director nominee
Manuel N. Stamatakis(2)(3)(4)	62	Director

(1)	Executive Officer

(2)	Member of audit committee

(3)	Member of compensation committee

(4)	Member of nominating and corporate governance committee

(5)	Mr. Glanton will be nominated and elected as a director effective upon completion of this offering.

Sotirios J. Vahaviolos has served as our Chairman, President and Chief Executive Officer since he founded Mistras in 1978 under the name Physical Acoustics Corp. Prior to joining Mistras, Dr. Vahaviolos worked at AT&T Bell Laboratories. Dr. Vahaviolos received a BS in Electrical Engineering and graduated first in his class from Fairleigh Dickinson University and received a Master of Science (EE), Masters in Philosophy and a Ph.D.(EE) from the Columbia University School of Engineering. During Dr. Vahaviolos’ career in NDT, he has been elected Fellow of The Institute of Electrical and Electronics Engineers, a member of The American Society for Nondestructive Testing (ASNT) where he served as its President from 1992-1993 and its Chairman from 1993-1994, a member of Acoustic Emission Working Group (AEWG) and an honorary life member of the International Committee for Nondestructive Testing. Additionally, he was the recipient of ASNT’s Gold Medal in 2001 and AEWG’s Gold Medal in 2005. He was also one of the six founders of NDT Academia International in 2008.

Paul “Pete” Peterik joined Mistras in May 2005 as our Chief Financial Officer and Secretary. Prior to joining Mistras, Mr. Peterik was the Chief Financial Officer of Integrated Leasing Corp., a leasing company serving the electronic payment processing industry, from August 2003 until the business was sold in January 2005. From November 2002 to August 2003, Mr. Peterik operated his own financial consulting business for start-up and mid-sized companies. From 1980 to 2002,

Mr. Peterik was employed as chief financial officer or chief operating officer at various private and public companies. Mr. Peterik was employed with PricewaterhouseCoopers LLP for nine years from 1971 to 1980, where he attained the position of audit manager.

Mark F. Carlos is Group Executive Vice President responsible for Products and Systems. Mr. Carlos joined Mistras at its founding in 1978. Prior to joining Mistras, Mr. Carlos worked at AT&T Bell Laboratories. Mr. Carlos received a Masters in Business Administration from Rider University and a Masters in Electrical Engineering from Columbia University. Mr. Carlos is an elected Fellow of ASNT and AEWG, and currently serves as the Vice Chairman of the American Society for Testing and Materials’ NDT Standards Writing Committee E-3 and was the recipient of its prestigious Charles W. Briggs Award in 2007.

Phillip T. Cole is Group Executive Vice President, International, and Managing Director of Physical Acoustics Limited (PAL). Mr. Cole founded Dunegan UK in 1983, which was acquired by PAL in 1986. Mr. Cole obtained a master’s degree in physics and electronic engineering from Loughborough University. Mr. Cole began his career at TI Research in the U.K. where he focused on NDT electromagnetic-acoustic devices.

Michael J. Lange is Group Executive Vice President responsible for Services. He joined Mistras when it acquired Quality Services Laboratories in November 2000. He was elected a Director in 2003. Mr. Lange is a well recognized authority in Radiography and has held an ASNT Level III Certificate for almost 20 years. Mr. Lange received an Associate of Science degree in NDT from the Spartan School of Aeronautics in 1979.

Ralph L. Genesi is Group Executive Vice President, Marketing and Sales. He joined Mistras in March of 2009 with more than 25 years of executive management experience in marketing and sales as well as corporate profit and loss responsibility. Prior to joining Mistras, Mr. Genesi was President of Swantech, a division of the Curtiss Wright Corporation. Previous he was Vice President and General Manager for Siemens AG- Power Generation Information Technology Business responsible for energy trading, fleet operations & control solutions worldwide. He has also held positions as President-Americas Operations for Spectris Technologies Inc., a European holding company and Director, Global Market & Sales Development for Honeywell IAC. Mr. Genesi has an Electrical Engineering degree from Fairleigh Dickinson University.

Elizabeth Burgess has served as a Director since October 2005. Ms. Burgess is a senior partner and co-founder of Altus Capital Partners, a private equity fund launched in 2003, and served as a Vice President of its predecessor fund, Max Capital Partners, which she joined in 2000. She currently serves on the board of directors for several private companies that are part of the Altus Capital portfolio. Ms. Burgess received a B.S. from the State University of New York at Plattsburgh and an M.B.A. from Columbia University Graduate School of Business.

Daniel M. Dickinson has served as a Director since August 2003. Mr. Dickinson has been employed since 2001 by, and is currently a Managing Partner of, Thayer | Hidden Creek, a private investment firm located in Washington, D.C. Mr. Dickinson serves as a director and a member of the audit committee of Caterpillar, Inc. and as a director and a member of the audit, governance and compensation committee of IESI-BFC Ltd. as well as a director of several private companies. Mr. Dickinson received a J.D. and M.B.A. from the University of Chicago and a B.S. in Mechanical Engineering and Materials Science from Duke University.

James J. Forese has served as a Director since August 2003. Mr. Forese joined Thayer | Hidden Creek in July 2003 and currently serves as an Operating Partner and Chief Operating Officer.

Prior to joining Thayer | Hidden Creek, Mr. Forese worked at IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Mr. Forese serves as non-executive Chairman of Spherion Corporation, a director and the audit committee chair of IESI-BFC Ltd. and a director of several private organizations. Mr. Forese served as a director, the audit committee chair and member of the compensation committee of Anheuser-Busch Companies Inc. Mr. Forese received a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

Richard H. Glanton will become a member of our board of directors upon the completion of this offering. Mr. Glanton is Chief Executive Officer and Chairman of the Philadelphia Television Network, a privately-held media company. From May 2003 to May 2007, Mr. Glanton served as the Senior Vice President of Corporate Development for Exelon Corporation. From 1986 to 2003 he was a partner in the law firm of Reed Smith LLP in Philadelphia. Mr. Glanton currently is a director of Aqua America, Inc. and The CEO Group, Inc. and is a member of the Board of Trustees of Lincoln University. Mr. Glanton received a BA in English from West Georgia College and a J.D. from University of Virginia School of Law.

Manuel N. Stamatakis has served as a Director since 2002. Mr. Stamatakis is the Chairman and Chief Executive Officer of Capital Management Enterprises, Inc., a financial services and employee benefits consulting company headquartered in Valley Forge, Pennsylvania. Mr. Stamatakis currently serves as Chairman of the Board of Drexel University College of Medicine, the Philadelphia Shipyard Development Corporation, and the Pennsylvania Supreme Court Investment Advisory Board. Mr. Stamatakis received a Bachelors’ of Science in Industrial Engineering from the Pennsylvania State University in 1969 and received an honorary Doctorate of Business Administration from Drexel University.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of directors

Board composition

Our board of directors currently consists of six members. Under our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering, the authorized number of directors may be changed only by resolution of the board of directors. At each annual meeting of stockholders commencing with the meeting in 2010, the directors will be elected to serve until the earlier of their death, resignation or removal or until their successors have been elected and qualified.

Director independence

In June 2009, our board of directors undertook a review of the independence of the directors and considered whether any director has a relationship with us that precludes a determination of independence within the meaning of the rules of the New York Stock Exchange. As a result of this review, our board of directors determined that Ms. Burgess and Messrs. Dickinson, Forese, Glanton and Stamatakis, representing five of the six directors we will have upon completion of the offering, are “independent directors” as defined under the rules of the New York Stock Exchange, constituting a majority of independent directors of our board of directors as required by the rules of the New York Stock Exchange.

Committees of the board of directors

Upon the completion of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below.

Audit committee

Our audit committee will be comprised of Messrs. Forese and Stamatakis and Ms. Burgess, each of whom is a non-employee member of our board of directors, with Mr. Forese serving as the initial chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence and financial literacy, and that Mr. Forese qualifies as an audit committee financial expert, under the applicable requirements of the New York Stock Exchange and SEC rules and regulations. The audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation committee

Our compensation committee will be comprised of Messrs. Dickinson, Glanton and Stamatakis, each of whom is a non-employee member of our board of directors, with Mr. Dickinson serving as the initial chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the New York Stock Exchange. The compensation committee will be responsible for, among other things:

•	reviewing and approving for our executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	overseeing compensation goals and bonus and stock compensation criteria for our employees;

•	reviewing and recommending compensation programs for outside directors;

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Nominating and governance committee

Our nominating and governance committee will be comprised of Messrs. Dickinson, Glanton and Stamatakis, each of whom is a non-employee member of our board of directors, with Mr. Stamatakis serving as the initial chairperson of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee satisfies the requirements for independence under the current rules of the New York Stock Exchange. The nominating and governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•	recommending members for each board committee to our board of directors; and

•	reviewing and monitoring our code of ethics and actual and potential conflicts of interest of members of our board of directors and officers.

Code of ethics

In connection with this offering our board of directors will adopt a code of ethics for our principal executive and senior financial officers. The code will apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of ethics will be posted on our website at www.mistrasgroup.com. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required by law or regulation. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on liability and indemnification matters

Our second amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered, and expect to continue to enter, into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Director compensation

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees thereof. Our directors received no other compensation for their services as such in fiscal 2009.

Executive compensation

Compensation discussion and analysis

Our current compensation program for our “named executive officers” (as defined under “—Summary Compensation Table for 2009”) was developed and implemented by our board of directors while we were a private company. Therefore, our current compensation program, and the process by which it was developed, is less formal than that which we plan to follow as a public company.

In connection with this offering, we will review our compensation philosophy and expect to adopt compensation policies and objectives that generally are more consistent with those of a public, rather than private, company. To this end, our compensation committee will undertake a review of director and executive officer compensation trends at comparable companies and provide recommendations to our board of directors with respect to compensation arrangements following the completion of this offering. We anticipate that individual performance objectives will be identified in the future. However, we cannot predict what the compensation committee’s recommendations or such objectives will be.

We currently have no employment agreements with our named executive officers other then Dr. Vahaviolos. We may enter into employment agreements with our other named executive officers on terms to be agreed between us and the executives after this offering. We have established the following primary objectives in negotiating these employment agreements:

•	attracting, retaining and motivating executive officers with the knowledge, skills and experience that are critical to our success;

•	ensuring that executive compensation is aligned with our corporate strategies and business objectives; and

•	promoting the achievement of key strategic and financial performance measures by linking cash incentives to the achievement of operating results.

After completion of this offering, our compensation committee will oversee our executive compensation program. For more information on our compensation committee after completion of the offering, see “Compensation Committee” above. Given the limited formal procedures we have employed as a private company, we expect that our approach to executive compensation as a public company, as developed and implemented by our compensation committee, will vary significantly from our historical practice. We expect that the compensation committee will meet periodically to make recommendations for base salaries, bonuses, stock option awards, long-term incentive awards and other compensation and benefits to be paid, granted or provided to our named executive officers. In making these recommendations, we expect that the compensation committee will consider (1) our historical and expected performance, (2) the alignment of individual performance with our operational objectives, (3) the anticipated level of difficulty in replacing our named executive officers with persons of comparable experience, skill and knowledge, and (4) the recommendations of any external advisors that it may engage.

Components of executive compensation for fiscal 2009

The principal components of our current executive compensation program are base salary and an annual performance bonus principally based on our revenues and EBITDA (and in the case of our named executive officers other than Dr. Vahaviolos and Mr. Peterik, on the financial performance of the group for which each such named executive officer is responsible). In addition, we maintain certain benefits and perquisites for our named executive officers, which are dependent, in part, on the country in which the named executive officer is located. Although each element of compensation described below is considered separately, our existing compensation committee takes into account the aggregate compensation package for each individual in its determination of each individual component of that package. The components of executive compensation have been as follows:

•	Base salary. Base salary is a fixed compensation amount paid during the course of the fiscal year. Each named executive officer’s base salary is reviewed on an annual basis by our existing compensation committee. Historically, we have not applied specific formulas to set base salary or to determine salary increases, nor have we sought to formally benchmark base salary against similarly situated companies. Generally, salary is determined by reference to the scope of each named executive officer’s responsibilities and is intended to provide a basic level of compensation for performing the job expected of him. We believe that each named executive officer’s base salary must be competitive in our industry and with the market generally with respect to the knowledge, skills and experience that are necessary for him to meet the requirements of his position.

•	Annual cash incentives. Annual cash incentives are intended to reward named executive officers for individual performance. The named executive officers have the potential to earn cash incentives up to a maximum of 100 percent of base salary. In fiscal 2009, the cash incentives were principally based on our revenues and EBITDA. We chose revenues as a metric in order to incentivize and reward revenue growth and EBITDA because we believe it is a useful measure of our profitability. The targets set by our compensation committee for fiscal 2009 were revenues of $200 million (after intercompany eliminations) and EBITDA of $35 million. In addition, the cash incentives for our named executive officers were based in part on other factors, such as new product introduction, customer base growth, customer retention, completion of acquisitions and successful integration of acquired companies or assets and, solely with respect to our named executive officers other than Dr. Vahaviolos and Mr. Peterik, on the performance of the group for which each is responsible, although we did not assign a target for any of these factors. Instead, with respect to these factors, we used our own experience and judgment to determine whether and to what extent each named executive officer’s cash incentives should be adjusted as a result of his or her performance with respect to such factors. Due to the economy and several non-recurring events we did not fully achieve our EBITDA and revenue targets and accordingly reduced bonus payments. The cash incentives paid to our named executive officers ranged from approximately 19% to 39% of our named executive officers’ base salaries. We did not adhere to a fixed formula for determining the aggregate cash incentives since the applicable targets for EBITDA were not met; nor did we assign a fixed weight to the other metrics on which such incentives were based.

•	Benefits and perquisites. Our named executive officers are eligible to receive the same benefits that are generally available to all employees. We provide a qualified matching contribution to each employee, including our named executive officers, who participates in our 401(k) plan. This matching policy provides that we match half of the first 6% of compensation that our named executive officers contribute to the plan. We also provide certain additional benefits to our named executive officers located outside the United States, including health and dental insurance and a car allowance, which we believe are consistent with those offered by other companies and specifically with those companies with which we compete for these employees. We did not provide any other personal benefits or pension, deferred compensation or other retirement benefits to our named executive officers in fiscal 2009.

Vahaviolos employment agreement

In September 2009, we entered into an employment agreement with Dr. Vahaviolos for the positions of executive chairman of the board and chief executive officer, which has an initial term of two years and is automatically renewable for successive one-year periods in the absence of an election by either party to terminate. The employment agreement provides for an initial annual base salary of $345,000, subject to annual review by the compensation committee. Dr. Vahaviolos is entitled to annual short-term incentive opportunities targeted at 75% of his annual base salary. Under his employment agreement, Dr. Vahaviolos was granted an option to purchase 150,000 shares of our common stock with an exercise price equal to $175.00 per share pursuant to our 2007 Stock Option Plan. The options are subject to a four-year vesting schedule, with 25% of the options vesting each upon the first, second, third and fourth anniversary of their issuance.

Under his employment agreement, Dr. Vahaviolos is entitled to receive payments and other benefits upon the termination of his employment. These payments and other benefits are described under “Potential payments upon termination of employment or a change of control.”

We currently have no employment agreements with our other named executive officers.

Equity benefit plans

2007 stock option plan

Our 2007 Stock Option Plan provides for the grant of nonstatutory and incentive stock options to our employees, directors, consultants and other persons who perform services for us. As of September   , 2009, options to purchase shares of common stock were outstanding and           shares of common stock were reserved for future grant under the 2007 Stock Option Plan. Following this offering, our board of directors does not intend to grant any further awards under the 2007 Stock Option Plan. Our board of directors has adopted the 2009 Long-Term Incentive Plan, under which we expect to make all future awards. All outstanding stock options granted under the 2007 Stock Option Plan will remain outstanding and subject to their respective terms and the terms of the 2007 Stock Option Plan.

2009 long-term incentive plan

Our board of directors and existing stockholders have adopted and approved the 2009 Long-Term Incentive Plan, or 2009 Plan. The 2009 Plan will become effective on the date of this prospectus and is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to our company and our subsidiaries. The purpose of the 2009 Plan is to help us attract, motivate and retain such persons and thereby enhance shareholder value.

We have reserved up to           shares of our common stock for issuance under the 2009 Plan. Unissued shares covered by awards that terminate, shares that are forfeited, and shares withheld or surrendered for the payment of the exercise price or withholding obligations associated with an award will remain available for issuance under the 2009 Plan. The number of shares issuable under the 2009 Plan is subject to adjustment in the event of certain capital changes affecting outstanding shares of our common stock, such as the payment of a stock dividend, a spin-off or other form of recapitalization.

Awards under the 2009 Plan may be in the form of stock options, restricted stock and other forms of stock-based incentives, including stock appreciation rights and deferred stock rights.

•	Stock options represent the right to purchase shares of our common stock within a specified period of time for a specified price. The purchase price per share must be at least equal to the fair market value per share on the date the option is granted. Stock options may have a maximum term of ten years. Our compensation committee will have the flexibility to grant stock options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code.

•	Restricted stock awards consist of the issuance of shares of our common stock subject to certain vesting conditions and transfer restrictions that lapse based upon continuing service and/or the attainment of specified performance objectives. The holder of a restricted stock award may be given the right to vote and receive dividends on the shares covered by the award.

•	Stock appreciation rights entitle the holder to receive the appreciation in the fair market value of the shares of our common stock covered by the award between the date the award is granted and the date the award is exercised. In general, settlement of a stock appreciation right will be made in the form of shares of our common stock with a value equal to the amount of such appreciation.

•	Deferred stock awards represent the right to receive shares of our common stock in the future, subject to applicable vesting and other terms and conditions. Deferred stock awards are generally settled in shares of our common stock at the time the award vests, subject to any applicable deferral conditions as may be permitted or required under the award. The holder of a deferred stock award may not vote the shares covered by the award unless and until the award vests and the shares are issued. Dividend equivalents may or may not be payable with respect to shares covered by deferred stock award.

•	Performance units are awards with an initial value established by our compensation committee (or that is determined by reference to a valuation formula specified by the committee) at the time of the grant. In its discretion, the compensation committee will set performance goals that, depending on the extent to which they are met during a specified performance period, will determine the number and/or value of performance units that will be paid out to the participant. The compensation committee, in its sole discretion, may pay earned performance units in the form of cash, shares of our common stock or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the compensation committee with respect to the form and timing of payout of performance units will be set forth in the applicable award agreement. The committee may, on such terms and conditions as it may determine, provide a participant who holds performance units with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property.

The 2009 Plan also provides for stock bonus and other forms of stock-based awards and for cash incentive awards.

The 2009 Plan will be administered by the compensation committee of our board of directors. Subject to the terms of the 2009 Plan, the compensation committee (or its designee) may select the persons who will receive awards, the types of awards to be granted, the purchase price (if any) to be paid for shares covered by the awards, and the vesting, forfeiture and other terms and conditions of the awards. In general, awards granted under the 2009 Plan will not be transferrable.

In the event of a change in control or sale event as described in the 2009 Plan, outstanding awards under the 2009 Plan may be converted into equivalent awards with respect to shares of an acquiring or successor company (or corporate parent), subject to substantially similar vesting and other terms and conditions, except that, if the individual is terminated other than for cause within two years after a sale event or change in control, the awards will vest in full. In general, if an outstanding award is not so converted, it will become fully vested and will be cashed out or otherwise entitled to participate in the change in control transaction or sale event based upon its then intrinsic value.

Unless sooner terminated by our board of directors, the 2009 Plan shall expire on the tenth anniversary of the date of its adoption. The board of directors may amend or terminate the 2009 Plan at any time, provided, however, that no such action may adversely affect outstanding awards without the holder’s consent. Amendments to the 2009 Plan will be subject to shareholder approval if and to the extent required in order to comply with applicable legal or stock exchange requirements.

The 2009 Plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable reliance period, which would end upon the earliest of: (i) the expiration of the 2009 Plan, (ii) a material modification of the 2009 Plan, (iii) the issuance of all available stock and other compensation that has been allocated under the 2009 Plan, or (iv) the first stockholder meeting at which directors are to be elected that occurs after the close of the third calendar year in which we became publicly held.

Summary compensation table for fiscal 2009(1)

The following table provides information regarding the compensation of our Chief Executive Officer, Chief Financial Officer and each of the next four most highly compensated executive officers in fiscal 2009. We refer to these executive officers as our “named executive officers.”

				Option		All other
		Salary	Bonus	awards		compensation		Total
Name and principal position	Year	($)	($)	($)		($)		($)

Sotirios J. Vahaviolos	2009	$312,716	$120,000	$—		$36,594	(2)	$469,310
Chairman, President and Chief Executive Officer
Paul “Pete” Peterik	2009	219,527	74,000	—		28,586	(3)	322,113
Chief Financial Officer and Secretary
Michael J. Lange	2009	198,000	78,000	—		25,392	(4)	301,392
Group Executive Vice President, Services
Mark F. Carlos	2009	149,775	28,400	—		12,729	(5)	190,904
Group Executive Vice President, Products and Systems
Phillip T. Cole	2009	162,215	58,676	—		29,051	(6)	249,942
Group Executive Vice President, International
Ralph L. Genesi	2009	36,692	1,500	25,000	(8)	1,100	(7)	64,292
Group Executive Vice President, Marketing and Sales

(1)	Columns disclosing compensation under the headings “Stock Awards,” “Non-Equity Incentive Plan Compensation,” and “Change in Pension Value and Nonqualified Deferred Compensation Earnings” are not included because no compensation in these categories was awarded to, earned by or paid to our named executive officers in fiscal 2008.

(2)	Includes matching contributions under our 401(k) Plan of $7,750 and vehicle allowances of $14,712.

(3)	Includes matching contributions under our 401(k) Plan of $8,313 and vehicle allowances of $7,800.

(4)	Includes matching contributions under our 401(k) Plan of $4,854 and vehicle allowances of $12,278.

(5)	Includes matching contributions under our 401(k) Plan of $4,900 and vehicle allowances of $3,000.

(6)	Includes contributions for retirement and health care insurance of $22,584 and vehicle allowances of $6,467.

(7)	Includes vehicle allowances of $1,000.

(8)	Represents the total compensation expense for fiscal 2009, calculated in accordance with SFAS No. 123R for the stock option grants received. The annual valuation assumptions used in determined such amounts are described elsewhere in this prospectus.

Grants of plan-based awards

The following table provides information regarding grants of plan-based awards to our named executive officers during fiscal 2009:

All other option
		awards: number			Grant date fair
		of securities		Exercise or	value of stock
		underlying		base price of	and option
	Grant	options		option awards	awards
Name	date	(#)		($/sh)	($)(2)

Ralph L. Genesi	4/9/09	12,500	(1)	$130.00	$601,250

(1)	This option grant was received upon joining Mistras in 2009 pursuant to our 2007 Stock Option Plan. The options vest in four annual installments commencing on the first anniversary of the date of grant.

(2)	The amount in this column represents the aggregate grant date fair value, computed in accordance with SFAS No. 123(R), of the stock options granted to Mr. Genesi in fiscal 2009. No other named executive officer was granted options in fiscal 2009.

Outstanding equity awards at 2009 fiscal-year end

The following table provides information regarding equity awards granted to our named executive officers that were outstanding as of May 31, 2009:

Option awards
	Number of		Number of
	securities		securities
	underlying		underlying		Option
	unexercised		unexercised		exercise	Option
	options		options		price	expiration
Name	exercisable		unexercisable		($/share)	date

Sotirios J. Vahaviolos	—		—		$—	—
Paul “Pete” Peterik(1)	12,500	(1)	—		5.00	05/25/2015
Mark F. Carlos	—		—		—	—
Phillip T. Cole	—		—		—	—
Michael J. Lange	—		—		—	—
Ralph L. Genesi	—		12,500	(2)	130.00	04/09/2019

(1)	This option grant was received upon joining Mistras in 2005 and is fully vested.

(2)	This option grant was received upon joining Mistras in 2009 and the options vest in four annual installments commencing on the first anniversary of the date of grant.

Option exercises during fiscal 2009

None of our named executive officers exercised stock options during fiscal 2009.

Pension benefits and non-qualified deferred compensation in fiscal 2009

We do not currently provide our named executive officers with pension benefits or nonqualified deferred compensation.

Potential payments upon termination of employment or a change of control

As of the end of fiscal 2009 none of the named executive officers would have been entitled to any payments upon termination of employment or a change of control. In addition, none of the named executive officers other than Dr. Vahaviolos is currently entitled to receive any benefits in connection with a termination of employment or a change in control of us. In September 2009, we entered into an employment agreement with Dr. Vahaviolos, our president and chief executive officer, that require specific payments and benefits to be provided to Dr. Vahaviolos in the event of termination of employment under the circumstances described below. Following is a description of the payments and benefits that are owed by us to Dr. Vahaviolos upon termination.

Termination Without Cause or for Good Reason not in Connection with a Change in Control.  If we terminate Dr. Vahaviolos’ employment without cause or Dr. Vahaviolos terminates his employment for good reason, then Dr. Vahaviolos is entitled to receive the following payments and benefits:

•	an amount equal to his unpaid base salary earned through the date of termination and unpaid short-term incentive award earned for the preceding year;

•	an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program, and settlement of any unpaid long-term incentive awards that have been earned;

•	an amount equal to the short-term incentive award that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid;

•	an amount equal to a multiple (the “severance multiplier”) of (a) his highest annual rate of base salary during the preceding 24 months, plus (b) his target short-term incentive award for the calendar year in which the termination occurs (or, if greater, the actual short-term incentive award earned by him for the preceding calendar year). The severance multiplier is 1.0 for payments and benefits payable in the event of a termination without cause or for good reason. However, the severance multiplier is 2.0 times if we terminate Dr. Vahaviolos’ employment without cause at the request of an acquiror or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control;

•	immediate vesting of his option award to purchase 150,000 shares of our common stock granted under the terms of his employment agreement (the “initial option award”) and any outstanding long-term incentive awards;

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of COBRA continuation coverage to the extent any of these persons elects and is entitled to receive COBRA continuation coverage;

•	continued payment by us for 24 months of the annual premium cost of his $1.5 million term life insurance policy; and

•	continued receipt for 24 months of those perquisites made available to him during the 12 months preceding the termination.

Under the employment agreement, Dr. Vahaviolos is deemed to have been terminated without cause if he is terminated for any reason other than: (1) a conviction of or a nolo contendre plea to a felony or an indictment for a felony against Mistras that have a material adverse effect on our business; (2) fraud involving Mistras; (3) willful failure to carry out material employment responsibilities; or (4) willful violation of a material company policy, in each case subject to a 30 day cure period if the act or omission is curable by Dr. Vahaviolos.

Dr. Vahaviolos is deemed to have terminated his employment for good reason if the termination follows: (1) a material reduction in his status or position, including a reduction in his duties, responsibilities or authority, or the assignment to him of duties or responsibilities that are materially inconsistent with his status or position; (2) a reduction in his base salary or failure to pay such amount; (3) a reduction in his total target incentive award opportunity; (4) a breach by us of any of our material obligations under the employment agreement; (5) a required relocation of his principal place of employment of more than 50 miles; or (6) in connection with a change in control, a failure by the successor company to assume our obligations under his employment agreement.

Termination in Connection with a Change in Control.  If we terminate Dr. Vahaviolos’ employment without cause at the request of an acquiror or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or we terminate him without cause or he terminates his employment for good reason within two years after a change in control, then he is entitled to receive the payments and benefits described above, except that (1) the amount of the pro rata short-term incentive award will be based on his target short-term incentive award for the year in which the termination occurs and payment will be made in a lump-sum promptly after the time of such termination, and (2) the severance multiplier is 2.0 for payments and benefits

In the event a change in control occurs and Dr. Vahaviolos is still employed by or in service of Mistras or, if earlier, upon the termination of his employment without cause in the period beginning six months prior to the date of a change in control, all his outstanding equity-based and other long-term incentive awards will become vested upon the change in control in accordance with their terms.

Under the employment agreement, a change in control is defined as: (1) the acquisition of 40% or more of our common stock, except in connection with a consolidation, merger or reorganization where (a) the stockholders of Mistras immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of Mistras prior to the transaction, and (c) no person, subject to certain exceptions, beneficially owns more than a majority of the voting securities of the surviving entity; (2) the completion of a consolidation, merger or reorganization, unless (a) the stockholders of Mistras immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of Mistras prior to the transaction, or (c) no person, entity, or group, subject to certain exceptions, beneficially owns more than a majority of the voting securities of the surviving entity; (3) a change in a majority of the members of our board, without the approval of the then incumbent members of the board; or

(4) the stockholders approve the complete liquidation or dissolution of Mistras, or a sale or other disposition of all or substantially all of the assets of Mistras.

Termination Due to Death or Disability.  If Dr. Vahaviolos’ employment terminates due to death or is terminated by us due to disability, he (or his beneficiary) is entitled to receive:

•	an amount equal to his unpaid base salary earned through the date of termination, plus an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program;

•	a lump-sum payment in an amount equal to (a) his base salary for six months, plus (b) his unpaid short-term incentive award earned for the preceding year, plus (c) his target bonus for the preceding year, prorated for the number of days elapsed since the beginning of that year;

•	immediate vesting of his option award to purchase 150,000 shares of our common stock granted under the terms of his employment agreement (the “initial option award”) and any outstanding long-term incentive awards;

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of COBRA continuation coverage to the extent any of these persons elects and is entitled to receive COBRA continuation coverage; and

•	continued payment by us for 24 months of the annual premium cost of his $1.5 million term life insurance policy (if his employment is terminated due to his disability).

Tax Gross-Up Payments.  In the event Dr. Vahaviolos is subject to the federal excise tax on “excess parachute payments” for benefits he is entitled to under his employment agreement or otherwise from us, he is entitled to receive an amount necessary to offset the excise taxes and any related income taxes, penalties and interest.

Obligations of Dr. Vahaviolos.  Payment and benefits under the employment agreement are subject to compliance by Dr. Vahaviolos with the restrictive covenants in the agreement, including non-disclosure, non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants expire on the second anniversary of the termination of Dr. Vahaviolos’ employment. The non-disclosure covenant does not expire. If Dr. Vahaviolos violates any of these covenants, he will not be entitled to further payments and benefits under the employment agreement and must repay us for the payments and the value of benefits previously received under the agreement. All payments or benefits under the employment agreement are conditioned on the execution of a general release of claims by Dr. Vahaviolos in favor of us, our affiliates, and our officers, directors and employees.

Principal and selling stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock and the shares beneficially owned by all selling stockholders as of          , 2009, and as adjusted to reflect the sale of our common stock offered by this prospectus by:

•	the executive officers named in the summary compensation table;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each stockholder known by us to own beneficially more than five percent of our common stock; and

•	all selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of          , 2009, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on           shares of common stock outstanding on          , 2009 which assumes the conversion of all outstanding shares of our Class A Convertible Redeemable Preferred Stock, Class B Convertible Redeemable Preferred Stock into           shares of common stock and           shares of common stock outstanding after the completion of this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for the directors and executive officers set forth below is 195 Clarksville Road, Princeton Junction, NJ 08550.

Shares beneficially
				Shares beneficially		owned after this
			Shares	owned after this		offering, assuming
	Shares beneficially		being sold	offering, assuming		full exercise of the
	owned prior to		in this	no exercise of the		over-allotment
	this offering		offering	over-allotment option		option
Beneficial owner	Number	Percent	Number	Number	Percent	Number	Percent

Directors and Executive Officers
Sotirios J. Vahaviolos(1)		55.9%
Chairman, President, Chief Executive Officer and Director

Shares beneficially
					Shares beneficially		owned after this
				Shares	owned after this		offering, assuming
	Shares beneficially			being sold	offering, assuming		full exercise of the
	owned prior to			in this	no exercise of the		over-allotment
	this offering			offering	over-allotment option		option
Beneficial owner	Number	Percent		Number	Number	Percent	Number	Percent

Paul Peterik(2)			*
Chief Financial Officer and Secretary
Mark F. Carlos			*
Group Executive Vice President, Products and Systems
Phillip T. Cole			*
Group Executive Vice President, International
Michael J. Lange		3.0%
Group Executive Vice President, Services, and Director
Ralph L. Genesi			*
Group Executive Vice President , Marketing and Sales
Elizabeth Burgess(3)			*
Director
Daniel M. Dickinson(4)			*
Director
James J. Forese(4)			*
Director
Richard H. Glanton			*
Director
Manuel N. Stamatakis			*
Director
All directors and executive officers as a group (11 persons)		61.7%

Shares beneficially
				Shares beneficially		owned after this
			Shares	owned after this		offering, assuming
	Shares beneficially		being sold	offering, assuming		full exercise of the
	owned prior to		in this	no exercise of the		over-allotment
	this offering		offering	over-allotment option		option
Beneficial owner	Number	Percent	Number	Number	Percent	Number	Percent

Five Percent Stockholders
Funds affiliated with
Altus Capital Partners, Inc.(3)		11.0%
10 Wright St., Suite 110
Westport, CT 06880
TC NDT Holdings, LLC(4)		19.7%
1455 Pennsylvania Avenue, NW
Washington, D.C. 20004
Other Selling Stockholders
Robert J. Carroll		%
Edward Lowenhar
Richard Finlayson
Samuel Ternowchek
Pedro Feres Filho
Jean-Claude Lenain
Shigenori Yuyama
Herman Schoorlemmer
Michael Gynane
Athanasia T. Vahaviolos
Athanasios Anastasopoulos
Jonathan Watson
Charles J. Schulz Jr.
Alain Proust
Adrian A. Pollock
Etienne De La Tullayec

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	Consists of shares of common stock and shares of Class B Convertible Redeemable Preferred Stock.

(2)	Consists of shares of common stock Mr. Peterik has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of , 2009.

(3)	Includes shares of Class B Convertible Redeemable Preferred Stock held by Altus Capital Partners, SBIC, L.P. and shares of Class B Convertible Redeemable Preferred Stock held by Altus-Mistras Co-Investment, LLC. The voting and disposition of the shares held by Altus Capital Partners, SBIC, L.P. is determined by an investment committee consisting of Russell Greenberg, Gregory Greenberg and Elizabeth Burgess, a member of our board of directors. The voting and disposition of the shares held by Altus-Mistras Co-Investment, LLC is determined by Russell Greenberg. Ms. Burgess disclaims beneficial ownership of all of these shares except to the extent of her pecuniary interest therein.

(4)	Consists of shares of Class A Convertible Redeemable Preferred Stock and shares of Class B Convertible Redeemable Preferred Stock. Daniel M. Dickinson and James J. Forese, each a member of our board of directors, share voting and dispositive power over the shares held by TC NDT Holdings, LLC with five other members of an investment committee. Messrs. Dickinson and Forese disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

Certain relationships and related transactions

The following is a description of the transactions we have engaged in since June 1, 2006 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

Conversion of all preferred stock upon completion of this offering

Each share of our Class A and Class B Convertible Redeemable Preferred Stock is currently convertible into one share of our common stock. The conversion rate for each series of preferred stock is subject to (i) proportional adjustments for, among other things, stock splits and dividends, combinations, and recapitalizations, and (ii) formula-weighted-average adjustments in the event that we issue additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the price at which such series of preferred stock was issued and sold by us, subject to certain customary exceptions.

All shares of our Class A and Class B Convertible Redeemable Preferred Stock will automatically convert into shares of common stock upon completion of this offering. The following table sets forth the number of shares of common stock to be received by our officers, directors and security holders who beneficially own more than five percent of any class of our voting securities upon such conversion.

	Class A Convertible	Class B Convertible	Common Stock
	Redeemable	Redeemable	Issuable upon
Name	Preferred Stock	Preferred Stock	Conversion

Sotirios J. Vahaviolos	—	32,495
Funds affiliated with Altus Capital Partners, Inc	—	174,418
TC NDT Holdings, LLC	298,701	14,292

Totals	298,701	221,205

Registration rights

In connection with our Class B Convertible Redeemable Preferred Stock financing described above, we entered into an amended and restated investor rights agreement with our preferred stockholders, including Dr. Vahaviolos, our Chairman, President and Chief Executive Officer, and entities affiliated with Ms. Burgess, Mr. Dickinson and Mr. Forese, our directors. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of the preferred stock held by them. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock — Registration Rights.”

This is not a complete description of the amended and restated investor rights agreement and is qualified by the full text of the amended and restated investor rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Acquisition of Envirocoustics A.B.E.E.

On April 25, 2007, our wholly owned subsidiary, Physical Acoustics Ltd., acquired 99% of the outstanding shares of Envirocoustics A.B.E.E., a company incorporated under the laws of Greece, which was majority-owned by Dr. Vahaviolos, our Chairman, President and Chief Executive Officer. In consideration for his shares of Envirocoustics A.B.E.E., Dr. Vahaviolos received approximately $400,000 in cash and was issued 18,000 shares of our Class B Convertible Redeemable Preferred Stock, which our board of directors determined had an approximate fair market value of $50 per share.

On or about May 1, 2007, Envirocoustics A.B.E.E entered into an employment agreement with the daughter of Dr. Vahaviolos, our Chairman, President and Chief Executive Officer., pursuant to which she serves as Vice President and Managing Director of Envirocoustics A.B.E.E. The employment agreement provides for a monthly salary in the amount of approximately $8,900 and other compensation, including incentive bonuses, plus travel and other expenses. During fiscal 2009, Dr. Vahaviolos’ daughter received approximately $143,000 in total compensation and benefits.

Leases

We lease our headquarters, located at 195 Clarksville Road, Princeton Junction, New Jersey, from an entity majority owned by Dr. Vahaviolos, our Chairman, President and Chief Executive Officer. The lease currently provides for monthly payments of $61,685 (which increases annually to a maximum of $71,882) and terminates on October 31, 2014.

Our wholly owned subsidiary, Euro Physical Acoustics, leases office space located at 27 Rue Magellan, Sucy-en-Brie, France, which is partly owned by Dr. Vahaviolos, our Chairman, President and Chief Executive Officer. The lease provides for monthly payments of $15,719 and terminates January 12, 2016.

Employment and indemnification arrangements with our executive officers and directors

We have an employment agreement with Dr. Vahaviolos and we may enter into employment agreements with our other named executive officers after this offering. In addition, we will enter into indemnification agreements with our directors and officers. The indemnification agreements and our second amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For more information on Dr. Vahaviolos’ employment agreement, please see “Management—Vahaviolos employment agreement” and — Potential payments upon termination of employment or a change of control.”

Policy for approval of related person transactions

We have adopted a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy. Upon completion of this offering, we will post this related party transaction policy on our website.

Description of capital stock

Under our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering, our authorized capital stock will consist of           shares of common stock, $0.01 par value per share, and           shares of authorized but undesignated preferred stock, $0.01 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our second amended and restated certificate of incorporation and amended and restated bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common stock

As of          , 2009, we had           shares of common stock issued and outstanding, held by           stockholders of record, and there were outstanding options to purchase           shares of common stock.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred stock

After giving effect to this offering, we will have no shares of preferred stock outstanding.

Preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences, and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring, or preventing a change of control of us or an unsolicited acquisition proposal.

Registration rights

The holders of           shares of our common stock issued upon conversion of the preferred stock outstanding prior to the completion of this offering, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated registration rights agreement between us and the holders of these shares, and include demand registration rights, short form registration rights and piggyback registration rights. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, including expenses of counsel to the registering security holders up to $35,000. All underwriting discounts and selling commissions will be borne by the holders of the shares being registered.

Demand registration rights. Subject to specified limitations, the holders a majority of these registrable securities may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated gross receipts from the sale of such securities are at least $2.5 million. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. We are required to effect only two registrations pursuant to this provision of the registration agreement. We are not required to effect a demand registration prior to 90 days after the completion of this offering.

Short form registration rights. If we become eligible to file registration statements on Form S-3, subject to specified limitations, the holders of not less than 25% of these registrable securities can require us to register all or a portion of its registrable securities on Form S-3, if the anticipated aggregate offering price of such securities is at least $500,000. We may not be required to effect more than two such registrations in any 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Piggyback registration rights. If at any time we propose to register any of our equity securities under the Securities Act, other than in connection with (i) a demand registration described above, (ii) a registration relating solely to our stock option plans or other employee benefit plans or (iii) a registration relating solely to a business combination or merger involving us, the holders of these registrable securities are entitled to notice of such registration and are entitled to include their shares of capital stock in the registration. The underwriters, if any, may limit the number of shares included in the underwritten offering if they believe that including these shares would adversely affect the offering. These piggyback registration rights are subject to the limitations set forth in the lock-up agreements entered into by substantially all of the holders of these registrable securities in connection with this offering, as described below in the section entitled “Shares Eligible for Future Sale.”

Compliance with governance rules of the New York Stock Exchange

The New York Stock Exchange has adopted rules that provide that listed companies of which more than 50% of the voting power is held by a single person or a group of persons are not required to comply with certain corporate governance rules and requirements. In particular, such a “controlled company” may elect to be exempt from certain rules that require a majority of the board of directors of companies listed on the New York Stock Exchange to be independent, as defined by these rules, and which mandate independent director representation on certain committees of the board of directors. In addition, for listed companies other than “controlled companies,” the New York Stock Exchange requires:

•	that a company listed on that market must have an audit committee comprised of at least three members all of whom are independent under the rules of the applicable exchange and that is otherwise in compliance with the rules established for audit committees of public companies under the Securities Exchange Act of 1934, as amended;

•	that director nominees must be selected, or recommended to the board of directors for selection, by a majority of directors who are independent under the rules of the applicable exchange, or a nominations committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process; and

•	that compensation for executive officers must be determined, or recommended to the board of directors for determination, by a majority of independent directors or a nominations committee comprised solely of independent directors.

Upon the completion of this offering, we do not expect to avail ourselves of the controlled company exceptions.

Anti-takeover effects of our second amended and restated certificate of incorporation and bylaws and of Delaware law

Certain provisions of Delaware law, our second amended and restated certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Inability of Stockholders to Act by Written Consent. We have provided in our second amended and restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of the stockholders may be called by the Chairman of the Board, the Chief Executive Officer or by the board of directors acting pursuant to a resolution adopted by a majority of the members. Additionally, our bylaws provide that only stockholders entitled to cast not less than 35% of all the votes entitled to be cast at a special meeting of stockholders can require the Secretary to call such a special meeting, subject to the satisfaction of certain procedural and informational requirements. These provisions may impair or prevent smaller stockholders from forcing consideration of a proposal, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. Any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not later than 90 nor earlier than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not later than 90 nor earlier than 120 calendar days prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office. Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our second amended and restated certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation expressly prohibits cumulative voting.

Directors Removed Only for Cause. Our second amended and restated certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our second amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “MG.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. The transfer agent’s postal address is 59 Maiden Lane, Plaza Level, New York, NY 10038 and its telephone numbers for stockholder services are (800) 937-5449 and (718) 921-8124.

Shares eligible for future sale

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon completion of this offering,           shares of common stock will be outstanding, based on           shares outstanding as of May 31, 2009 and the issuance of           shares of common stock upon the automatic conversion of all of the outstanding shares of our preferred stock upon the completion of this offering. The number of shares of common stock to be outstanding upon completion of this offering:

•	gives effect to a -for- stock split of our common stock, which will be effective immediately prior to this offering;

•	excludes shares of common stock issuable upon the exercise of stock options outstanding as of May 31, 2009 at a weighted average exercise price of $ per share;

•	excludes shares of common stock reserved for future grants or awards from time to time under our 2009 Long-Term Incentive Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from us.

Of these shares, shares (or in the event the underwriters’ option to purchase additional shares is exercised in full, shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining           shares of our common stock outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rules are described below.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who is deemed to be our affiliate under Rule 144 and who has beneficially owned restricted shares of our common stock for at least six months (or one year if at such time 90 days or less have passed since the date of this prospectus) is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

A person, or persons whose shares must be aggregated, who is not deemed to be our affiliate under Rule 144 and who has beneficially owned restricted shares of our common stock for at least six months (or one year if at such time 90 days or less have passed since the date of this prospectus) is entitled to sell an unlimited number of shares, subject to the availability of current public information about us. A person who is not deemed to be our affiliate and who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell an unlimited number of shares without complying with the current public information or any other requirements of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up agreements

Our officers and directors, and          , who will collectively hold after this offering           shares of common stock, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus subject to extension under certain circumstances.

Registration of shares in connection with equity incentive plans

We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock to be issued pursuant to our 2009 Long-Term Incentive Plan. Based on the number of shares reserved for issuance under these plans, the registration statement would cover approximately           shares in total. The registration statement will become effective upon filing. Accordingly, shares of common stock registered under the registration statement on Form S-8 will be available for sale in the open market immediately, subject to complying with Rule 144 volume limitations applicable to affiliates, applicable lock-up agreements and the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Certain material U.S. federal tax consequences for
non-U.S. holders of common stock

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), applicable final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (IRS) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state,

local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Any U.S. trade or business income received by a corporate Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined and discussed above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined and discussed above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury regulations. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

Federal Estate Tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker is one that will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2009, we and the selling stockholders have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of shares

J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares from us and an aggregate of           additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per share		Total
	Without	With	Without	With
	over-	over-	over-	over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our officers and directors and existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to           shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Each person buying shares through the directed share program will agree that, for a period of 25 days from the date of this prospectus, he or she will not, without the prior written consent of J.P. Morgan Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program.

When determining whether to release any of our shares of common stock from lock-up agreements or whether to consent to any waiver of transfer restrictions, the representatives will consider, among other factors, the holder’s reasons for requesting the waiver, the number of shares of common stock for which the release is being requested and market conditions at the time.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the New York Stock Exchange.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent, a lender and lead arranger under our credit agreement and has received customary compensation in such capacities. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender and co-lead arranger under our credit agreement and has received customary compensation in such capacities.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of the common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in the United Kingdom

Our shares of common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 20000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares of common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (öffentliches Angebot) within the meaning of the Act with respect to any of our shares of common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to prospective investors in Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Shares may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Canadian residents

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of purchasers

By purchasing the shares of common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of action — Ontario purchasers only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an

Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of legal rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment

Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Legal matters

The validity of the issuance of the common stock to be sold in this offering will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The audited financial statements as of May 31, 2009 and 2008 and for each of the three years ended May 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules, and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements, and other information at the SEC’s public reference room, and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Mistras Group, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Mistras Group, Inc. and subsidiaries (the “Company”) at May 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions beginning on June 1, 2007.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, NJ

August 24, 2009

Mistras Group, Inc. and Subsidiaries

Consolidated balance sheets
as of May 31, 2009 and 2008

(in thousands, except for share and per share information)	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$5,668	$3,555
Accounts receivable, net	39,153	32,772
Inventories, net	11,509	10,644
Deferred income taxes	1,593	936
Prepaid expenses and other current assets	5,747	1,434

Total current assets	63,670	49,341
Property, plant and equipment, net	33,592	26,511
Intangible assets, net	11,949	11,552
Goodwill	38,642	28,627
Other assets	3,421	3,791

Total assets	$151,274	$119,822

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Current portion of long-term debt	$14,390	$7,469
Current portion of capital lease obligations	4,981	3,932
Accounts payable	2,797	4,774
Accrued expenses and other current liabilities	18,340	12,413
Income taxes payable	3,600	1,808

Total current liabilities	44,108	30,396
Long-term debt, net of current portion	51,861	40,801
Obligations under capital leases, net of current portion	9,544	7,910
Deferred income taxes	1,199	—
Other long-term liabilities	1,246	1,263

Total liabilities	107,958	80,370

Commitments and contingencies (Notes 11, 13, 14 and 15)
Minority interest	245	58

Preferred stock, 1,000,000 shares authorized
Class B Convertible Redeemable Preferred Stock, $0.01 par value, 221,205 shares issued and outstanding	38,710	12,810
Class A Convertible Redeemable Preferred Stock, $0.01 par value, 298,701 shares, issued and outstanding	52,273	51,059

Total preferred stock	90,983	63,869

Stockholders’ (deficit) equity
Common stock, $0.01 par value, 2,000,000 shares authorized, 1,000,000 shares issued and outstanding	10	10
Additional paid-in capital	1,037	845
(Accumulated deficit) retained earnings	(47,376)	(25,728)
Accumulated other comprehensive income	(1,583)	398

Total stockholders’ (deficit) equity	(47,912)	(24,475)

Total liabilities, preferred stock and stockholders’ (deficit) equity	$151,274	$119,822

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Consolidated statements of operations
years ended May 31, 2009, 2008 and 2007

(in thousands, except for share and per share information)	2009	2008	2007

Revenues:
Services	$190,637	$134,183	$107,245
Products	18,496	18,085	14,996

Total revenues	209,133	152,268	122,241

Cost of revenues:
Cost of services revenues	123,336	83,623	69,731
Cost of products revenues	7,831	6,967	5,971
Depreciation of services	7,860	6,167	4,133
Depreciation of products	840	680	533

Total cost of revenues	139,867	97,437	80,368

Gross profit	69,266	54,831	41,873
Selling, general and administrative expenses	47,150	32,943	26,408
Research and engineering	1,255	954	703
Depreciation and amortization	3,936	4,576	4,025
Legal settlement	2,100	—	—

Income from operations	14,825	16,358	10,737
Other expenses
Interest expense	4,614	3,531	4,482
Loss on extinguishment of long-term debt	—	—	460

Income before provision for income taxes and minority interest	10,211	12,827	5,795
Provision for income taxes	4,558	5,380	208

Income before minority interest	5,653	7,447	5,587
Minority interest, net of taxes	(187)	(8)	(199)

Net income	5,466	7,439	5,388
Accretion of preferred stock	(27,114)	(32,872)	(3,520)

Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868

(Loss) earnings per common share:
Basic	$(21.65)	$(25.43)	$1.88
Diluted	(21.65)	(25.43)	1.85
Weighted average common shares outstanding:
Basic	1,000,000	1,000,000	991,348
Diluted	1,000,000	1,000,000	1,007,803

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Consolidated statements of stockholders’ equity (deficit)
years ended May 31, 2009, 2008 and 2007

				Retained	Accumulated
			Additional	earnings	other
	Common stock		paid-in	(accumulated	comprehensive		Comprehensive
(in thousands, except for share and per share information)	Shares	Amount	capital	deficit)	income (Loss)	Total	income (loss)

Balance at May 31, 2006	978,500	$1	$519	$(1,599)	$(247)	$(1,326)
Accretion of preferred stock	—	—	—	(3,520)	—	(3,520)
Net income	—	—	—	5,388	—	5,388	$5,388
Foreign currency translation adjustment	—	—	—	—	344	344	344
Exercise of stock options	21,500	—	17	—	—	17

Balance at May 31, 2007	1,000,000	1	536	269	97	903	$5,732

Accretion of preferred stock	—	—	—	(32,872)	—	(32,872)
Net income	—	—	—	7,439	—	7,439	$7,439
Foreign currency translation adjustment	—	—	—	—	301	301	301
Stock compensation	—	—	318	—	—	318
Adoption of accounting pronouncement	—	—	—	(564)	—	(564)
Other	—	9	(9)	—	—	—

Balance at May 31, 2008	1,000,000	10	845	(25,728)	398	(24,475)	$7,740

Accretion of preferred stock	—	—	—	(27,114)	—	(27,114)
Net income	—	—	—	5,466	—	5,466	$5,466
Foreign currency translation adjustment	—	—	—	—	(1,981)	(1,981)	(1,981)
Stock compensation	—	—	192	—	—	192

Balance at May 31, 2009	1,000,000	$10	$1,037	$(47,376)	$(1,583)	$(47,912)	$3,485

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Consolidated statements of cash flows
years ended May 31, 2009, 2008 and 2007

(in thousands, except share data)	2009	2008	2007

Cash flows from operating activities
Net income	$5,466	$7,439	$5,388
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,636	11,423	8,691
Deferred income taxes	146	329	(1,265)
Provision for doubtful accounts	2,097	376	555
Loss on extinguishment of long-term debt	—	—	460
Loss (gain) on sale of assets disposed	(34)	(114)	110
Amortization of deferred financing costs	196	105	188
Stock compensation expense	192	318	—
Non cash interest rate swap	161	598	(43)
Minority interest	187	8	199
Unrealized foreign currency (gain) loss	(213)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions
Accounts receivable	(8,849)	(9,226)	(2,259)
Inventories	(887)	(1,802)	(267)
Prepaid expenses and other current assets	(1,119)	(1,997)	473
Other assets	373	(990)	(1,034)
Accounts payable	(2,225)	2,203	53
Income taxes payable	(1,442)	46	1,235
Accrued expenses and other current liabilities	5,976	4,135	1,522

Net cash provided by operating activities	12,661	12,851	14,006

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(5,367)	(3,718)	(2,561)
Payment for purchase of intangible asset	(346)	(712)	—
Acquisition of businesses	(10,464)	(15,535)	(2,031)
Proceeds from sale of equipment	289	519	333

Net cash used in investing activities	(15,888)	(19,446)	(4,259)

Cash flows from financing activities
Repayment of capital lease obligations	(4,825)	(3,605)	(2,381)
Repayments of long-term debt	(12,332)	(3,219)	(23,374)
Net borrowings from (payments) revolver	2,360	13,144	(8,142)
Borrowings from long-term debt	20,000	—	26,250
Debt issuance costs	(291)	—	(492)
Proceeds from exercise of stock options	—	—	17

Net cash provided by (used in) financing activities	4,912	6,320	(8,122)

Effect of exchange rate changes on cash	428	63	166

Net change in cash and cash equivalents	2,113	(212)	1,791
Cash and cash equivalents
Beginning of year	3,555	3,767	1,976

End of year	$5,668	$3,555	$3,767

Supplemental disclosure of cash paid
Interest	$4,031	$2,974	$4,170
Income taxes	6,510	4,814	879
Noncash investing and financing
Equipment acquired through capital lease obligations	7,485	5,021	4,557
Issuance of notes payable and other debt obligations primarily related to acquisitions	9,289	12,463	1,360
Issuance of preferred stock in acquisitions	—	—	900

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements
years ended May 31, 2009, 2008 and 2007
(in thousands, except per share data)

1.  Description of business and basis of presentation

Description of business

Mistras Group, Inc. (formerly Mistras Holdings Corp.) and subsidiaries (the “Company”) is a leading global provider of proprietary, technology-enabled, asset protection solutions, which combine the skill and experience of certified technicians, engineers and scientists with non-destructive testing (NDT), mechanical integrity services, and plant conditioning monitoring software and systems (PCMS), to evaluate the structural integrity of critical energy, industrial and public infrastructure. The Company serves a global customer base, including companies in the oil and gas, power generation and transmission, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Mistras Group, Inc. and its wholly or majority-owned subsidiaries: Quality Service Laboratories, Inc., CONAM Inspection & Engineering Services, Inc. (“Conam”) (merged into Mistras Group, Inc. on May 31, 2009), Cismis Springfield Corp., Euro Physical Acoustics, S.A., Nippon Physical Acoustics Ltd., Physical Acoustics South America, Diapac Company, Mistras Canada, Inc. and Physical Acoustics Ltd. and its wholly or majority-owned subsidiaries, Physical Acoustics India Private Ltd., Physical Acoustics B.V. and Envirocoustics A.B.E.E. (“Envac”). Where the Company’s ownership interest is less than 100%, the minority ownership interests are reported in the accompanying consolidated balance sheets. The minority ownership interest in net income, net of tax, is classified separately in the accompanying consolidated statement of operations.

On April 25, 2007, Physical Acoustics Ltd. acquired 99% of the outstanding shares of Envac. Prior to this acquisition and for the year ended May 31, 2007, the Company was the primary beneficiary of Envac, which qualified as an implied variable interest entity under FIN 46R. Accordingly, the revenues and expenses of Envac have been included in the accompanying consolidated statement of operations beginning in fiscal 2007 and the assets and liabilities are included in the consolidated balance sheets.

All significant intercompany accounts and transactions have been eliminated in consolidation. All foreign subsidiaries’ reporting year ends are April 30, while Mistras Group and the domestic subsidiaries year ends are May 31. The effect of this difference in timing of reporting foreign operations on the consolidated results of operations and consolidated financial position is not significant.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Reclassification

Certain amounts previously reported for prior periods have been reclassified to conform to the current year presentation in the accompanying consolidated financial statements. Such reclassifications had no effect on the results of operations as previously reported.

2.  Summary of significant accounting policies

Revenue recognition

Revenue recognition policies for the various sources of revenues are as follows:

Services

The Company predominantly derives revenues by providing its services on a time and material basis and recognizes revenues when services are rendered. At the end of any reporting period, there may be earned but unbilled revenues that are accrued. Payments received in advance of revenue recognition are reflected as deferred revenues.

Software

Revenues from the sale of perpetual licenses are recognized upon the delivery and acceptance of the software. Revenues from term licenses are recognized ratably over the period of the license. Revenues from maintenance, unspecified upgrades and technical support are recognized ratably over the period such items are delivered. For multiple-element arrangement software contracts that include non-software elements, and where the software is essential to the functionality of the non-software elements (collectively referred to as software multiple-element arrangements), the Company applies the rules as noted below.

Products

Revenues from product sales are recognized when risk of loss and title passes to the customer, which is generally upon product delivery. The exceptions to this accounting treatment would be for multiple-element arrangements (defined below) or those situations where specialized installation or customer acceptance is required. Payments received in advance of revenue recognition are reflected as deferred revenues.

Multiple-element arrangements

The Company occasionally enters into transactions that represent multiple-element arrangements, which may include any combination of services, software, hardware and financing. Vendor-specific objective evidence is utilized to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if: (1) the delivered item has value on a standalone basis; and (2) there is objective and reliable evidence of the fair value of the undelivered items if the delivery or performance of the undelivered items is probable and in the control of the Company.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

If these criteria are not met, then revenues are deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements. The more significant estimates include valuation of goodwill and intangible assets, useful lives of long-lived assets, allowances for doubtful accounts, inventory valuation, reserves for self-insured workers compensation and health benefits and provision for income taxes. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are stated net of an allowance for doubtful accounts and sales allowances. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time that management believes it is probable that such balances will not be collected within a reasonable period of time. The Company extends credit to its customers based upon credit evaluations in the normal course of business, primarily with 30-day terms. Bad debts are provided on the allowance method based on historical experience and management’s evaluation of outstanding accounts receivable. Accounts are written off when they are deemed uncollectible.

Inventories

Inventories are stated at the lower of cost, as determined by using the first-in, first-out method, or market. Work in process and finished goods inventory include material, direct labor, variable costs and overhead.

Software costs

Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and engineering. For licensed programs, the Company capitalizes costs that are incurred to produce the finished product after technological feasibility has been established. The capitalized amounts are amortized using the straight-line basis over three years, which is the estimated life of the related software. The Company performs periodic reviews to

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

ensure that unamortized program costs remain recoverable from future revenues. Costs to support or service licensed programs are expensed as the costs are incurred.

The Company capitalizes certain costs that are incurred to purchase or to create and implement internal-use software, which includes software coding, installation, testing and data conversion. Capitalized costs are amortized on a straight-line basis over three years.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed utilizing the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the shorter of the remaining lease term or estimated useful life. The cost and accumulated depreciation and amortization applicable to assets retired or otherwise disposed of are removed from the asset accounts and any gain or loss is included in the consolidated statement of operations. Repairs and maintenance costs are expensed as incurred.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair market value of net assets of the acquired business at the date of acquisition. The Company tests for impairment annually, in its fiscal fourth quarter, using a two-step process. The first step identifies potential impairment by comparing the fair value of the Company’s reporting units to its carrying value. If the fair value is less than the carrying value, the second step measures the amount of impairment, if any. The impairment loss is the amount by which the carrying amount of goodwill exceeds the implied fair value of that goodwill. There was no impairment of goodwill for the years ended May 31, 2009, 2008 and 2007.

Intangible assets are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future undiscounted cash flows. If the total expected future undiscounted cash flows are less than the carrying amount of the assets, a loss is recognized for the difference between fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenues.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Taxes collected from customers

Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statement of operations on a net basis.

Research and engineering

Research and product development costs are expensed as incurred.

Advertising, promotions and marketing

The costs for advertising, promotion and marketing programs are expensed as incurred and are included in selling, general and administrative expenses. Advertising expense was $470, $307 and $209 and for fiscal 2009, 2008 and 2007, respectively.

Fair value of financial instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that fair value. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other current assets and liabilities approximate fair value based on the short-term nature of the accounts. The fair value of the Company’s debt obligations at May 31, 2009 was approximately $2,200 lower than carrying value. The Company estimated fair value using a discounted cash flow analysis using pricing for similar debt arrangements in an active market.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value within generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the inputs to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of Statement No. 157, which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). As of May 31, 2009, the Company does not have any nonfinancial asset or nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis. SFAS 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted FAS 157 on June 1, 2008.

SFAS 157 describes the following three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

See Note 12 for financial instruments that were accounted for at fair value on a recurring basis as of May 31, 2009.

Foreign currency translation

The financial position and results of operations of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of the foreign subsidiaries are translated into the U.S. dollar at the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate during the year. Translation gains and losses are not included in earnings and are reported in accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income (loss) and were $188 in fiscal 2009 and not significant in fiscal 2008 and 2007.

Derivative financial instruments

The Company recognizes its derivatives as either assets or liabilities, measures those instruments at fair value and recognizes the changes in fair value of the derivative in net income or other comprehensive income, as appropriate. The Company hedges a portion of the variable rate interest payments on debt using interest rate swap contracts to convert variable payments into fixed payments. The Company does not apply hedge accounting to its interest rate swap contracts. Changes in the fair value of these instruments are reported as a component of interest expense.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times, cash deposits may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company believes it is not exposed to any significant credit risk or the nonperformance of the financial institutions.

The Company sells primarily to large companies, extends reasonably short collection terms, performs credit evaluations and does not require collateral. The Company maintains reserves for potential credit losses.

The Company has one major customer with multiple business units that accounted for 17.1%, 16.8% and 16.5% of revenues for fiscal 2009, 2008 and 2007, respectively. Accounts receivable from this customer were $7,228 and $3,183 at May 31, 2009 and 2008, respectively.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Self insurance

A wholly-owned subsidiary is self -insured for certain losses relating to workers compensation and health benefits claims. The Company maintains third-party excess insurance coverage for all workers compensation claims in excess of $250 and for its health benefit claims in excess of $150 to reduce its exposure from such claims. Self-insured losses are accrued when it is probable that an uninsured claim has been incurred but not reported and the amount of the loss can be reasonably estimated at the balance sheet date. Management monitors and reviews all claims and their related liabilities on an ongoing basis.

Stock-based compensation

Effective June 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123, Share Based Payment (“SFAS 123R”). SFAS 123R addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead generally requires that such transactions be accounted for using a fair-value based method. The Company elected the prospective transition method as permitted by SFAS 123R and, accordingly, prior periods were not restated to reflect the impact of FAS 123R. The prospective transition method requires that stock-based compensation expense be recorded for all new restricted stock and restricted stock units that are ultimately expected to vest as the requisite service is rendered beginning on June 1, 2006. All unvested options outstanding as of May 31, 2006 that had been previously measured but had not yet recognized compensation expense will continue to be accounted for under the provisions of APB 25 and related interpretations until they are settled.

Prior to June 1, 2006, employee stock awards under the Company’s compensation plans were accounted for in accordance with the provisions of APB 25, and related interpretations. The Company provided the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation (“FAS 123”), and related interpretations. Stock-based awards to nonemployees were accounted for under the provisions of SFAS No. 123.

Under SFAS No. 123, the fair value for the stock options was estimated at the date of grant using the minimum value method. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Company used 3% to 4 1/2% as the risk-free interest rate, zero dividend yield and an expected life of four years for the valuation of stock options.

All stock awards issued prior to June 1, 2006 and accounted for in accordance with APB 25 were fully vested as of May 31, 2008. The pro forma effect on the net income of the Company for

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

fiscal years 2008 and 2007 had the fair value recognition principles of SFAS No. 123 been utilized is as follows:

	Years ended May 31,
	2008	2007

Net income	$7,439	$5,388
Less: Stock-based compensation expense determined under the fair value method, net of income taxes	239	208

Proforma net income	$7,200	$5,180

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided if it is more likely than not that some or all of the deferred income tax asset will not be realized.

Effective June 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires a determination of whether the uncertain tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in the consolidated financial statements. For tax positions that are not more likely than not of being sustained upon audit, none of the benefit is recognized in the consolidated financial statements. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure.

The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $564 reduction to the June 1, 2007 balance of stockholders equity. The Company’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, interest and penalties will continue to be recognized as incurred within “provision for income taxes” in the consolidated statements of operations.

The Company files income tax returns in the U.S. with federal and state jurisdictions as well as various foreign jurisdictions. With few exceptions, the Company was not subject to U.S. federal,

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

state and local or non-U.S. income tax examinations by tax authorities for fiscal years prior to fiscal year 2005.

Comprehensive Income

The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income is defined to include all changes in equity, except those resulting from investments by stockholders and distribution to stockholders, and is reported in the statement of stockholders’ equity (deficit). Included in the Company’s comprehensive income are net income and foreign currency translation adjustments.

Recent accounting pronouncements

SFAS No. 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS 141, Business Combinations (SFAS 141). SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS 141R requires that all business combinations will be accounted for by applying the acquisition method. This standard will significantly change the accounting for business combinations both during the period of the acquisition and in subsequent periods. Among the more significant changes in the accounting for acquisitions are the following:

•	In-process research and development (“IPR&D”) will be accounted for as an asset, with the cost recognized as research and development is realized or abandoned. IPR&D is presently expensed at the time of the acquisition.

•	Assets acquired or liabilities assumed in a business combination that arise from a contingency will be measured at fair value at acquisition date if the fair value can be determined during the measurement period.

•	Decreases in valuation allowances on acquired deferred tax assets will be recognized in operations. Such changes were considered to be subsequent changes in consideration and were recorded as decreases in goodwill.

•	Transaction costs will generally be expensed. Such costs are presently treated as costs of the acquisition.

SFAS 141R is effective for business combinations consummated in periods beginning on or after December 15, 2008. Early application is prohibited. The Company will adopt SFAS 141R on June 1, 2009 and the effects will depend on future acquisitions. In the fourth quarter of fiscal year 2009, the Company expensed $150 of transaction costs related to business combinations that were in process but not completed by the effective date of SFAS 141R.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”), an amendment of ARB No. 51, which will change the accounting and reporting related to noncontrolling interests. SFAS 160, which is effective for fiscal years and interim periods beginning on or after December 15, 2008, requires

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

that ownership interests in the subsidiaries held by parties other than the parent be presented in the consolidated balance sheet within equity and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated income statement. Additionally, the statement requires that changes in a parent’s ownership interest in a subsidiary be accounted for as an equity transaction. The Company will adopt SFAS 160 on June 1, 2009. Accordingly, minority interest in the accompanying consolidated balance sheets will be reclassified to equity. Earnings attributable to minority interests will be included in net income although such earnings will continue to be deducted to measure earnings per share. The presentation and disclosure requirements of SFAS 160 will be applied retrospectively for all periods presented.

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier adoption encouraged. The Company will adopt SFAS 161 on June 1, 2009.

SFAS No. 165. In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued and is effective for interim and annual periods ending after June 15, 2009. The Company does not anticipate the adoption of SFAS 165 on June 1, 2009 will have a material effect on its results of operations, financial position or cash flows.

SFAS No. 167. In June 2009, the FASB issued SFAS No. 167, Amendment to FASB Interpretation No. 46(R) (“SFAS 167”) which amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods that begin after November 15, 2009. The Company does not expect adoption of SFAS 167 in fiscal year 2010 to have a material effect on its results of operations, financial position or cash flows as the Company does not have any variable interest entities.

3.	Earnings per share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of (1) the weighted-average number of shares of common stock outstanding during the period, and (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method. There is no difference, for any of the periods presented, in the amount of net income (numerator) used in the computation of basic and diluted earnings per share. With respect to the number of weighted-average shares outstanding (denominator), diluted shares reflects only the exercise of options to acquire common stock to the extent that the options’ exercise prices are less than the average market price of common shares during the period.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

The following table sets forth the computations of basic and diluted (loss) earnings per share:

	Year ended May 31,
	2009	2008	2007

Basic (loss) earnings per share:
Numerator:
Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868
Denominator:
Weighted average common shares outstanding	1,000,000	1,000,000	991,348

Basic (loss) earnings per share	$(21.65)	$(25.43)	$1.88

Diluted (loss) earnings per share:
Numerator:
Net (loss) income available to common stockholders	$(21,648)	$(25,433)	$1,868

Denominator:
Weighted average common shares outstanding	1,000,000	1,000,000	991,348
Common stock equivalents of outstanding stock option	—	—	16,455

Total shares	1,000,000	1,000,000	1,007,803

Diluted (loss) earnings per share	$(21.65)	$(25.43)	$1.85

The following weighted-average common shares and equivalents related to options outstanding under the Company’s stock option plans and the conversion of its outstanding preferred stock conversion were excluded from the computation of diluted earnings (loss) per share as the effect would have been anti-dilutive:

	Year ended May 31,
	2009	2008	2007

Common stock equivalents of outstanding stock options	42,755	26,520	16,455
Common stock equivalents of conversion of preferred shares	519,906	519,906	503,829

Total shares	562,661	546,426	520,284

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

4.  Accounts Receivable and Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided against accounts receivable for amounts management believes may be uncollectible. Changes in the allowance for doubtful accounts are represented by the following at May 31 2009, 2008 and 2007:

	2009	2008	2007

Balance, beginning of year	$1,332	$1,309	$1,242
Increase due to acquisitions	43	—	—
Provision for doubtful accounts	2,097	376	555
Write-offs, net of recoveries	(81)	(353)	(488)
Foreign exchange valuation	(88)	—	—

Balance, end of year	$3,303	$1,332	$1,309

In January 2009, a customer voluntarily filed to reorganize under Chapter 11 of the U.S Bankruptcy Code. Total pre-petition accounts receivable from this customer as of May 31, 2009 were $2,323 all of which are greater than 90 days old. Based on management’s estimates, the Company recorded a 67% or $1,556 reserve on the pre-petition accounts receivable.

5.  Inventories

Inventories consist of the following at May 31, 2009 and 2008:

	2009	2008

Raw materials	$2,832	$2,796
Work in process	1,782	1,577
Finished goods	2,635	3,080
Supplies	4,260	3,191

	$11,509	$10,644

Inventories are net of reserves for slow-moving and obsolete inventory of $584 and $577 at May 31, 2009 and 2008, respectively.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

6.  Property, plant and equipment, net

Property, plant and equipment consist of the following at May 31, 2009 and 2008:

	Useful life in
	years	2009	2008

Land		$1,295	$865
Buildings and improvement	30-40	9,836	8,835
Office furniture and equipment	5-8	1,624	2,634
Machinery and equipment	5-7	51,943	38,493

		64,698	50,827
Accumulated depreciation and amortization		31,106	24,316

		$33,592	$26,511

Depreciation and amortization expense was $8,823, $7,323 and $5,066 for the years ended May 31, 2009, 2008 and 2007, respectively.

In 2007, the Company reduced its estimated useful lives on certain equipment from seven years to five years, resulting in an incremental charge to depreciation expense of $1,068. This change in estimate was based on the Company’s evaluation of the useful lives of its equipment.

7.	Goodwill

The changes in the carrying amount of goodwill, substantially all of which relates to our Services segment (Note 20), at May 31, 2009 and 2008 are as follows:

	2009	2008

Beginning of year	$28,627	$14,704
Goodwill acquired during the year	10,830	13,735
Post-acquisition adjustment	(500)	188
Foreign exchange valuation	(315)	—

End of year	$38,642	$28,627

8.	Acquisitions

Acquisitions are accounted for in accordance with SFAS 141, Business Combinations. The total purchase price is allocated to the assets and liabilities based on their fair values at the acquisition date. The results of operations for each of the entities have been included in the consolidated financial statements from the respective dates of acquisition. All of the acquisitions were for strategic market expansion, including the addition of trained technical personnel. No pro forma information is presented for fiscal 2009, 2008 and 2007 because the pro forma impact of acquisitions, both individually and in the aggregate, during these periods was immaterial.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

	Year ended May 31
	2009	2008	2007

Number of entities	5	7	3

Total cost:
Cash paid	$10,464	$15,535	$2,031
Subordinated notes issued	7,343	8,137	1,000
Other consideration, primarily obligations under covenants not to compete	471	3,151	—
Debt assumed	1,475	1,175	360
Preferred stock (18,000 shares) issued	—	—	900

	$19,753	$27,998	$4,291

Current assets acquired	$697	$2,052	$1,310
Property, plant and equipment	4,244	3,369	2,142
Intangibles, primarily customer lists	3,982	8,842	450
Goodwill	10,830	13,735	389

	$19,753	$27,998	$4,291

Future conditional consideration at May 31	$3,991	$600	$—

The conditional consideration is contingent on the acquired entity achieving certain revenue and profit targets during calendar and fiscal years ending 2009 thru 2011. If earned, the earliest the fiscal 2008 earn-out payments will be made is February 2010 and the earliest the fiscal 2009 earn-out payments will be made is within 90 days subsequent to May 31, 2010. In addition, the Company entered into certain finite at-will employment, or consulting agreements with the owners or managers of these companies.

In addition to the above, the Company acquired a patent in 2008 that will be used in developing new product sales as well as be used by the Services segment. The purchase price for the patent and certain related inventory and equipment was $712. In connection with this patent purchase, the Company is obligated for royalty payments on sales generated by the technology developed or licensed for six years until November 2013. No such payments were made in 2009 or 2008.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

9.  Intangible assets

The gross carrying amount and accumulated amortization of intangible assets at May 31, 2009 and 2008 are as follows:

		2009			2008
	Useful			Net			Net
	life in	Gross	Accumulated	carrying	Gross	Accumulated	carrying
	years	amount	amortization	amount	amount	amortization	amount

Software	3	$5,230	$4,334	$896	$4,874	$3,661	$1,213
Customers lists	5-7	19,541	11,869	7,672	16,225	10,232	5,993
Covenants not to compete	2-5	6,471	4,425	2,046	6,147	3,181	2,966
Other	2-5	3,312	1,977	1,335	2,828	1,448	1,380

		$34,554	$22,605	$11,949	$30,074	$18,522	$11,552

Amortization expense for the years ended May 31, 2009, 2008 and 2007 was $3,813, $4,100 and $3,625, respectively, including amortization of software for the years ended May 31, 2009, 2008 and 2007 of $672, $660, and $614, respectively.

The following is the approximate amount of amortization expense in each of the years ending subsequent to May 31, 2009:

Years ending

2010	$3,393
2011	2,650
2012	1,663
2013	1,400
2014	1,221
Thereafter	1,622

Total	$11,949

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

10.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following at May 31, 2009 and 2008:

	2009	2008

Accrued salaries, wages and related employee benefits	$5,992	$4,885
Other accrued expenses	6,111	4,820
Accrued worker compensation and health benefits	4,823	1,424
Deferred revenues	1,414	1,284

Total	$18,340	$12,413

11.  Long-term debt

Long-term debt consists of the following at May 31, 2009 and 2008:

	2009	2008

Senior credit facility
Revolver	$15,505	$13,145
Term loans	36,319	22,500
Notes payable	12,113	9,138
Other	2,314	3,487

	66,251	48,270
Less: Current maturities	14,390	7,469

Long-term debt, net of current maturities	$51,861	$40,801

Senior credit facility

On October 31, 2006, as subsequently amended April 23, 2007, December 14, 2007, May 30, 2008, July 1, 2008, January 7, 2009 and July 22, 2009, the Company entered into a $40,000 Credit Agreement (“Credit Agreement”) with Bank of America, N.A. and JPMorgan Chase Bank, N.A. (the “Lenders”). The Credit Agreement provides for a $15,000 revolver (“Revolver”) maturing on October 31, 2012 and a $25,000 term loan (“2007 Term Loan”). On July 1, 2008, the Company amended its credit agreement and entered into an additional term loan in the amount of $20,000 (“2008 Term Loan”) to fund, among other things, the fiscal year 2009 acquisitions described in the acquisitions footnote. The 2007 Term Loan has quarterly principal payments of $938 increasing to $1,250 and $1,875 in January 2010 and January 2012, respectively, with final payment on October 31, 2012. The 2008 Term Loan has equal monthly principal payments of $278 with final payment on June 27, 2014. The maximum revolver was increased from $15,000 to $20,000 on January 7, 2009. At May 31, 2009, the available additional borrowing capacity was $4,495. There is a provision in the Credit Agreement that requires the Company to repay 25% of

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

the immediately preceding fiscal year’s “free cash flow” if its ratio of “funded debt” to EBITDA is less than a fixed amount on or before October 1 each year. “Free cash flow” means the sum of EBITDA minus all taxes paid or payable in cash, minus cash interest paid, minus all capital expenditures made in cash, minus all scheduled and nonscheduled principal payments on funded debt made in the period, minus acquisition costs and plus or minus changes in working capital. “Funded debt” means all outstanding liabilities for borrowed money and other interest-bearing liabilities. The Company does not expect to be required to make payments under this provision. Interest rates under the facility are based on either the prime rate (3.25% and 5.0% at May 31, 2009 and 2008, respectively) or 30 day LIBOR rate (0.32% and 2.46% at May 31, 2009 and 2008, respectively) plus an applicable margin of 1.5% to 2.3% as defined in the Credit Agreement. All loans under the Credit Agreement are collateralized by a security interest in all of the assets of the Company.

The proceeds from the Senior Credit Facility were used to repay the outstanding indebtedness under the Company’s (i) amended and restated revolving credit, term loan and security agreement dated August 8, 2003, and (ii) Term Loan Agreements with Gladstone Bank dated August 8, 2003. The transaction resulted in a loss of $460 recognized in fiscal 2007.

The Credit Agreement contains financial and other covenants limiting the Company’s ability to, among other things, create liens, make investments and certain capital expenditures, incur more indebtedness, merge or consolidate, acquire other companies, make dispositions of property, pay dividends and make distributions to stockholders, enter into a new line of business, enter into transactions with affiliates and enter into burdensome agreements.

The Credit Agreement also contains financial covenants that require the Company to maintain compliance with specified financial ratios. In addition, the Company is required to furnish the agent for the Lenders, within specified time periods, (i) after the end of each fiscal year, a consolidated balance sheet as at the end of such fiscal year and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year, to be audited and accompanied by a report and opinion of the Company’s independent registered public accounting firm, (ii) after the end of each fiscal quarter, a consolidated balance sheet as at the end of such fiscal quarter and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter, and (iii) before the end of each fiscal year, a forecast prepared by management of the consolidated balance sheets and statements of income or operations for the next fiscal year.

As of May 31, 2009 the Company was not in compliance with the following two covenants in the Credit Agreement: (1) the requirement that the Company maintain a minimum debt service coverage ratio, as defined, of at least 1.10 to 1.00, and (2) the requirement that the Company not create, incur, assume or allow to exist more than a total of $10 million of any indebtedness in respect of capital leases, synthetic lease obligations (as defined) and purchase money obligations for certain fixed or capital assets (“limited indebtedness”). On July 22, 2009 the Credit Agreement was amended, effective as of May 31, 2009, to decrease the minimum debt service coverage ratio to 1.05 to 1.00, and effective as of August 31, 2007, to increase the maximum limited indebtedness to $22 million, so that the Company was treated as being in compliance with these two covenants during all reporting periods after August 31, 2007.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Notes payable and other

In connection with its acquisitions from 2007 to 2009, the Company issued subordinated notes payable to the sellers and assumed certain other notes payable. These notes generally mature three years from the date of acquisition with interest rates ranging from 3% to 7%. The Company has discounted these obligations to reflect a 5.5% imputed interest. Unamortized discount on the notes is $175 as of May 31, 2009. Amortization is recorded as interest expense in the consolidated statement of operations. Payments under these various acquisition obligations are made either monthly or quarterly.

Scheduled principal payments due under all borrowing agreements in each of the five years and thereafter subsequent to May 31, 2009 are as follows (See Note 21, Subsequent events, for a description of the fiscal 2010 refinancing and new payment schedule):

Years ending

2010	$14,390
2011	13,122
2012	10,834
2013	23,438
2014	3,518
Thereafter	949

Total	$66,251

12.  Financial Instruments

The Company uses interest rate swaps to manage interest rate exposure. In 2007, the Company entered into two interest rate swap contracts whereby the Company would receive or pay an amount equal to the difference between a fixed rate and the quoted 90-day LIBOR rate on a quarterly basis. Amounts related to the derivatives are recognized as quarterly payments become due. Credit loss from counterparty nonperformance is not anticipated. All gains and losses are recognized as an adjustment to interest expense in the consolidated statement of operations and the combined fair values are recorded in other liabilities on the consolidated balance sheets. The following outlines the significant terms of the contracts at May 31, 2009 and 2008, respectively.

			Variable	Fixed	Fair Value
		Notional	interest	interest	At May 31,
Contract date	Term	amount	rate	rate	2009	2008

November 20, 2006	4 years	$8,000	LIBOR	5.17%	$(517)	$(321)
November 30, 2006	3 years	8,000	LIBOR	5.05%	(199)	(234)

		$16,000			$(716)	$(555)

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

As noted above, the interest rate swaps are accounted for at fair value on a recurring basis. The following table outlines the fair value of the interest rate swaps within the fair value hierarchy in accordance with SFAS 157:

		Fair value measurements at May 31,
		2009 using
		Quoted prices in
		active markets for	Significant other	Significant
	May 31,	identical assets	observable inputs	unobservable inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)

Liability:
Interest Rate Swaps	$716	$716	$—	$—

13.  Obligations under capital leases

The Company leases certain office space, including its headquarters, and service equipment under capital leases, requiring monthly payments ranging from $1 to $62, including effective interest rates that range from 0.3% to 22.5% expiring through October 2014. The net book value of assets under capital lease obligations is $15,577 and $10,720 at May 31, 2009 and 2008, respectively.

Scheduled future minimum lease payments subsequent to May 31, 2009 are as follows:

Years ending

2010	$5,773
2011	4,661
2012	3,078
2013	1,495
2014	963
Thereafter	299

Total minimum lease payments	16,269
Less: Amount representing interest	(1,744)

Present value of minimum lease payments	14,525
Less: Current portion of obligations under capital leases	(4,981)

Obligations under capital leases, net of current portion	$9,544

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

14.	Commitments and contingencies

Operating leases

The Company is party to various noncancelable lease agreements, primarily for its international and domestic office and lab space. Minimum future lease payments under noncancelable operating leases in each of the five years subsequent to May 31, 2009 are as follows:

Years ending

2010	$2,113
2011	1,605
2012	1,153
2013	958
2014	637
Thereafter	270

Total	$6,736

Total rent expense for the Company was $3,103, $2,408 and $1,453 for the years ended May 31, 2009, 2008 and 2007, respectively.

Litigation

The Company is subject to periodic lawsuits, investigations and claims that arise in the ordinary course of business. Although the Company cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against it, the Company does not believe that any currently pending legal proceeding to which the Company is a party will have a material adverse effect on its business, results of operations, cash flows or financial condition. The costs of defense and amounts that may be recovered in such matters may be covered by insurance. The Company records any liability in accordance with SFAS No. 5, Accounting for Contingencies.

On September 25, 2007, two former employees, individually and on behalf of a purported class consisting of all current and former employees who work or worked as on-site construction workers, testing technicians and inspectors for Conam in the State of California at any time from September 2003 through the date of judgment in this action, filed an action against Conam in the United States District Court, Northern District of California. The Complaint alleged, among other things, that Conam violated the California Labor Code. The case was mediated on October 13, 2008 and a settlement was reached on all class claims. The class settlement is in the process of being administered. As a result, the Company accrued $2,100 in fiscal year 2009 which represents the settlement and legal and administrative fees, net of insurance reimbursements received and accrued. Approximately $1,750 has been paid in the first quarter of fiscal 2010.

Acquisition related

The Company is liable for contingent consideration in connection with its acquisitions (See Note 8).

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

15.	Employee benefit plans

The Company provides a 401(k) salary savings plan for eligible U.S. based employees. Employee contributions are discretionary up to the IRS limits each year and catch up is allowed. Under the 401(k) plan, employees become eligible to participate on the 1st of the month after six months of continuous service. Under this plan, the Company matches 50% of the employee’s contributions up to the first 6% of the employee’s contributions. There is a five-year vesting schedule for the Company match. The Company’s contribution to the plan aggregated $1,040, $758 and $569 for the years ended May 31, 2009, 2008 and 2007, respectively.

The Company participates with other employers in contributing to a union plan, which covers certain U.S. based union employees. The plan is not administered by the Company and contributions are determined in accordance with provisions of a collective bargaining agreement. The Company’s contributions to the plan aggregated $283, $71 and $75 for the years ended May 31, 2009, 2008 and 2007, respectively. The Company has benefit plans covering certain employees in selected foreign countries. Amounts charged to expense under these plans were not significant in any year.

16.	Income taxes

Income before provision for income taxes is as follows:

	Year ended May 31,
	2009	2008	2007

Income (loss) before provision for income taxes from:
U.S. operations	$6,426	$11,399	$4,809
Foreign operations	3,785	1,428	986

Earnings before income taxes	$10,211	$12,827	$5,795

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

The provision for income taxes consists of the following:

	Year ended May 31,
	2009	2008	2007

Current
Federal	$2,079	$4,088	$1,123
States and local	860	472	44
Foreign	1,379	416	306
Reserve for uncertain tax positions	94	75	—

Total current	4,412	5,051	1,473

Deferred
Federal	275	(71)	532
States and local	(12)	248	328
Foreign	(142)	(33)	(94)

Total deferred	121	144	766
Net change in valuation allowance	25	185	(2,031)

Net deferred	146	329	(1,265)

Provision for income taxes	$4,558	$5,380	$208

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate to income tax as follows:

	Year ended May 31,
	2009			2008			2007

Federal tax at statutory rate	$3,472	34.0%		$4,489	35.0%		$1,970	34.0%
State taxes, net of federal benefit	560	5.5%		468	3.7%		246	4.2%
Foreign tax at lower rates	(37)	(0.4%	)	(117)	(0.9%	)	(123)	(2.1%	)
Permanent differences	414	4.1%		76	0.6%		62	1.1
Other	124	1.2%		279	2.1%		84	1.4
Change in valuation allowance	25	0.2%		185	1.4%		(2,031)	(35.0%	)

Total provision for income taxes	$4,558	44.6%		$5,380	41.9%		$208	3.6%

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Deferred income tax attributes resulting from differences between financial accounting amounts and income tax basis of assets and liabilities at May 31 are as follows:

	2009	2008

Deferred income tax assets
Allowance for doubtful accounts	$1,074	$386
Inventory	236	261
Intangible assets	3,607	3,064
Accrued expenses	451	536
Net operating loss carryforward	442	285
Capital lease obligation	1,187	1,372
Other	472	413

Deferred income tax assets	7,469	6,317
Valuation allowance	(210)	(185)

Net deferred income tax assets	7,259	6,132

Deferred income tax liabilities
Property and equipment	(3,419)	(2,629)
Goodwill	(2,658)	(2,003)
Other	(788)	(564)

Deferred income tax liabilities	(6,865)	(5,196)

Net deferred income taxes	$394	936

At May 31, 2009, the Company has recorded a valuation allowance against certain state deferred income tax assets based on its assessment that the respective state deferred income tax assets would not be realized as a result of losses incurred in 2009 and certain prior years. As of May 31, 2009, the Company has available state net operating losses of $2,646 expiring starting in 2011.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Effective June 1, 2007, the Company adopted FIN 48. A reconciliation of the beginning and ending amounts of unrecognized tax benefits since adoption is as follows:

Balance at June 1, 2007	$564
Additions for tax positions related to fiscal 2008	90
Additions for tax positions related to prior years	—
Settlements	—
Reductions related to the expiration of statutes of limitations	(15)

Balance at May 31, 2008	639
Additions for tax positions related to fiscal 2009	276
Additions for tax positions related to prior years	—
Settlements	—
Reductions related to the expiration of statutes of limitations	(182)

Balance at May 31, 2009	$733

The Company has recorded the unrecognized tax benefits in Other Long-Term Liabilities in the consolidated balance sheets as of May 31, 2009 and 2008. All of the Company’s unrecognized tax benefits at May 31, 2009, if recognized, would favorably affect the effective tax rate. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense and not significant for the years ended May 31, 2009 and 2008.

The Company has not recognized U.S. tax expense on its undistributed international earnings of $2,534 and $1,044 for fiscal 2009 and 2008, respectively, since it intends to reinvest the earnings outside the United States for the foreseeable future. Any additional U.S. income taxes incurred would be reduced by available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability would have been required.

17.	Preferred stock

The Company has authorized 3,000,000 shares of capital stock, comprised of 2,000,000 shares of common stock (“Common”) and 1,000,000 shares of Preferred Stock (“Preferred Stock”), of which 298,701 shares have been designated as Class A Convertible Redeemable Preferred Stock (“Class A”) and 221,205 shares have been designated as Class B Convertible Redeemable Preferred Stock (“Class B”). All authorized shares of Common and Preferred stock have a par value of $0.01 per share.

Dividends

Should the Company declare or pay dividends to the holders of its capital stock, no dividends shall be declared or paid to the holders of the Common shares or other securities ranking junior to the Preferred shares unless equivalent dividends, on an as-converted basis, are declared and paid concurrently to the Preferred shareholders.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Voting rights

The Common and Preferred shareholders are entitled to one vote per share for all matters subject to vote. The Preferred shareholders are entitled to the number of votes equal to the number of whole shares of Common into which the shares of Preferred are convertible to at the time of the vote.

Conversion of preferred stock

Holders of shares of preferred stock have the right to convert their shares, at any time, into shares of common stock. The current conversion rate for each series of preferred stock is one for one. The conversion rate for each series of preferred stock is subject (i) to proportional adjustments for stock splits and dividends, combinations, recapitalizations, etc. and (ii) to formula-weighted-average adjustments in the event that the Company issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the applicable conversion price for such series of preferred series of preferred stock then in effect, subject to certain customary exceptions. All shares of preferred stock will automatically be converted into shares of common stock upon the closing of the sale of shares of our common stock in a firm commitment underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, in which the gross proceeds to the Company and the valuation of the Company immediately prior to the offering based on the offering price exceed certain minimum amounts. Each series of preferred stock also converts to common stock at the election of the holders of a majority of the then outstanding shares of such series of preferred stock.

Class B redemption rights

The majority holders of Class B preferred shares have the right, but not the obligation, to require redemption of the Class B shares upon the earlier occurrence of (i) an Event of Noncompliance, as defined below, (ii) redemption of the Class A shares or (iii) at their option. The Company has the right to redeem all the Class B shares at any time after the fifth anniversary of the Class B closing date (October 26, 2010).

The redemption price of the Class B shares shall be equal to (i) prior to the third anniversary, the original issuance price plus 15% per annum from the original issue date to the redemption date (referred to as the “Class B IRR Amount”), and (ii) on or after October 26, 2008, the greater of (a) the Class B IRR Amount or (b) the fair market value of Class B shares. Accretion has been based on the fair market value from October 27, 2008 through May 31, 2009. In connection with the closing of an initial public offering of the Company’s common stock, the Class B shares will convert into common stock at a ratio of 1-to-1 (subject to (i) proportional adjustments for stock splits and dividends, combinations, recapitalizations and similar events and (ii) formula-weighted-average adjustments in the event that the Company issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the price at which such series of preferred stock was originally issued and sold, subject to certain customary exceptions) and all accretion recorded through this redemption price formula will be credited to the Company’s retained earnings.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Class A redemption rights

The majority holders of Class A preferred shares have the right, but not the obligation, to require redemption of the Class A shares upon the earlier occurrence of (i) an Event of Noncompliance, (ii) redemption of the Class B shares or (iii) at their option. The Company has the right to redeem all the Class A shares at any time after August 1, 2008.

The redemption price of the Class A shares shall be equal to (i) prior to August 11, 2007, the original issuance price plus 15% per annum from the original issue date to the redemption date (referred to as the “Class A IRR Amount”), and (ii) on or after August 11, 2007, the greater of (a) the Class A IRR Amount or (b) the fair market value of Class A shares. Accretion has been based on the Class A IRR Amount through August 11, 2007 and the fair market value of Class A shares thereafter. The fair market value of the Class A shares was determined by the Board of Directors by reference to the valuation of comparable companies using several methods. In connection with the closing of an initial public offering of the Company’s common stock, the Class A shares will convert into common stock at a ratio of 1-to-1 (subject to (i) proportional adjustments for stock splits and dividends, combinations, recapitalizations and similar events and (ii) formula-weighted-average adjustments in the event that the Company issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the price at which such series of preferred stock was originally issued and sold, subject to certain customary exceptions) and all accretion recorded through this redemption price formula will be credited to the Company’s retained earnings.

Preferred stock accretion

The accretion for the preferred stock was determined in accordance with the Company’s amended and restated certificate of incorporation, which provides as follows:

Class A. 15% through August 11, 2007 and the higher of 15% or fair market value thereafter. Because the accretion based on fair market value was greater than 15%, accretion was based on fair market value for periods beginning on August 12, 2007 and later periods.

Class B. 15% through October 26, 2008 and the higher of 15% or fair market value thereafter. Because the accretion based on fair market value was greater than 15%, accretion was based on fair market value for periods beginning on October 27, 2008 and later periods.

The fair market value of the common stock was determined using market comparables and multiple averages of various peer groups adjusted for the impacts of acquisitions, trailing and forward twelve month actual and projected performance. These collective factors were analyzed to determine a value of each share of our common stock assuming free marketability. In order to establish fair value of common stock as a privately held company a discount factor was applied to account for the lack of liquidity of our stock. The discount factor was determined through an analysis of (i) the restrictions on the transferability of the shares of our stock, (ii) comparable discount factors for privately held companies considering an initial public offering, (iii) our progress toward completing our initial public offering and (iv) the inherent risk that our offering would not be consummated.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Event of noncompliance

An “Event of Noncompliance” is defined as:

•	a sale of the Company or any of its material subsidiaries or any other change of control of the Company (including without limitation (i) the merger, reorganization or consolidation of the Company into or with another corporation or other similar transaction or series of related transactions in which 50% or more of the voting power of the Company is disposed of or in which the stockholders of the Company immediately prior to such merger, reorganization or consolidation own less than 50% of the Company’s or its successor’s voting power immediately after; or (ii) the sale of all or substantially all the assets of the Company in one or a series of transactions),

•	a bankruptcy, insolvency or similar event affecting the Company or any of its material subsidiaries,

•	a departure from the Company of Dr. Sotirios Vahaviolos, the Company’s Chairman, President, Chief Executive Officer and a member of the Board of Directors,

•	a reduction in the role of Dr. Sotirios Vahaviolos with the Company to less than full-time employment for a period of 90 consecutive days or more than 120 days during any twelve-month period,

•	a default under any loan, credit or financing agreement of the Company that is not cured within the applicable cure period provided for in said agreement;

•	the removal, hiring or promoting of any person for or to the job or duties of Chief Executive Officer, President, Chief Operating Officer or Chief Financial Officer of the Company without the consent of the holders of at least a majority of the then outstanding shares of preferred stock of the Company, consenting or voting, as the case may be, separately by series, or

•	a violation of any material right of any holder of shares of preferred stock contained in the amended and restated certificate of incorporation of the Company or in any agreement among the Company and any holder of shares of preferred stock (which violation, if reasonably curable within 30 days after the Company knew or should have known of such occurrence, is not so cured within 30 days after the Company knew or should have known of such occurrence) or the taking of, or agreement to take, any action which requires the approval of the holders of shares of a series of or all preferred stock under the amended and restated certificate of incorporation of the Company or such agreements without such written consent.

Liquidation preferences

In the event of liquidation, all Common and Class A shareholders shall rank junior to the Class B shareholders. The payment of the liquidation preferences is as follows: (i) the Class B shareholders are entitled to receive an amount per share equal to the original purchase price, provided remaining assets are available; (ii) the Class A shareholders are entitled to receive an amount per share equal to the sum of the original purchase price plus an annual rate of return equal to

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

fifteen percent 15% per annum (“15% IRR”) from the original issue date through the date of the first sale of the Class B shares; provided remaining assets are available; (iii) the Class A holders are entitled to receive an amount per share equal to the greater of (a) 15% IRR for the period between the Class B closing date and the date of liquidation or (b) the Class A net fair market value as of the date of liquidation; provided remaining assets are available; (iv) the Class B holders are entitled to receive amount per share equal to the greater of (a) 15% IRR from the original purchase date through the date of liquidation or (b) the Class B net fair value as of the date of liquidation; and (v) provided assets are remaining, the remainder shall be distributed to all the Common and other Preferred shareholders on an “as-if converted” basis.

Since both Class A and B preferred shareholders have the right but not the obligation to require redemption, the Company has classified Class A and B preferred stock to temporary equity.

18.	Stock options

In April 2007, the Company’s Board of Directors approved the Mistras Group, Inc. 2007 Stock Option Plan (the “Plan”) terminating the further use of the 1995 Incentive Stock Plan except for the 19,000 options outstanding at May 31, 2007. The Company’s Chairman and majority shareholder was also delegated the discretion to grant and execute new options for up to 56,974 shares pursuant to the 2007 Plan, with an option exercise price equal to the fair market value of the underlying shares at the date of grant. Under the 2007 Plan, options were granted for periods not exceeding 10 years and exercisable four years after the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. The fair market value of the common stock was determined by the Company’s board of directors. The methodology used to determine the fair market value of the common stock for stock options is the same as that used for determining the accretion on the Company’s preferred stock — See Note 17. (The prior plan’s options granted had five-year terms and vest and become fully exercisable over a four-year period.)

The Company’s stock option compensation expense consists of options granted during fiscal 2008 and 2009 that are still outstanding and are currently vesting. For stock options, the Company determines the fair value of each option at the grant date using a Black-Scholes model, with the following average assumptions used for grants made:

	2009	2008

Risk free interest rate	3.3%	5.0%
Volatility factor of the expected market price of the Company’s common stock	41.0%	38.0%
Expected dividend yield percentage	0%	0%
Weighted average expected life	7 years	7 years
Forfeiture rate	5.0%	5.0%
Average vesting period	4 years	4 years

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

The Company recognized share-based compensation expense for options granted of $192 and $318 for the years ended May 31, 2009 and 2008, respectively. Unamortized share-based compensation with respect to unvested stock options at May 31, 2009 that vest over a four-year period from the date of grant amounted to $1,935.

A summary of the Company’s common stock option activity, and related information for the years ended May 31, 2009, 2008 and 2007 follows:

			Weighted
			average
			exercise
	Options	Options exercisable	price

Outstanding, May 31, 2006	40,500	21,150	$2.76
Granted	—		—
Exercised	(21,500)		2.76
Forfeited	—		—

Outstanding, May 31, 2007 (prior plan)	19,000	7,600	5.00
Granted	20,500		84.88
Exercised	—		—
Forfeited	(2,000)		80.00

Outstanding, May 31, 2008	37,500	16,313	44.67
Granted	34,800		135.92
Exercised	—		—
Forfeited	—		—

Outstanding, May 31, 2009	72,300	25,688	88.59

The weighted average remaining contractual life of the options outstanding at May 31, 2009 was approximately nine years. The intrinsic weighted-average value of the options granted during the year ended May 31, 2009 was $39.97 per share.

19.	Related party transactions

The Company leases its headquarters under a capital lease (Note 13) from a shareholder and officer of the Company requiring monthly payments through October 2014. The current payment is $62 which increases annually to a maximum of $72.

The Company leases office space located in France, which is partly owned by a shareholder and officer. The lease provides for monthly payments of $16 and terminates January 12, 2016.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

20.	Segment disclosure

The Company’s three segments are:

•	Services. This segment provides asset protection solutions in North and Central America with the largest concentration in the United States.

•	Products and Systems. This segment designs, manufactures, sells, installs and services the Company’s asset protection products and systems, including equipment and instrumentation, predominantly in the United States.

•	International. This segment offers services, products and systems similar to those of our other segments to global markets, principally in Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by our Products and Systems segment.

General corporate services, including accounting, audit, and contract management, are provided to the segments which are reported as intersegment transactions within corporate and eliminations. Sales to the International segment from the Products and Systems segment and subsequent sales by the International segment of the same items are recorded and reflected in the operating performance of both segments. Additionally, engineering charges and royalty fees charged to the Services and International segments by the Products and Systems segment are reflected in the operating performance of each segment. All such intersegment transactions are eliminated in corporate and eliminations.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 2. Segment income from operations is determined based on internal performance measures used by the Chief Executive Officer, the chief operating decision maker, to assess the performance of each business in a given period and to make decisions as to resource allocations. In connection with that assessment, the Chief Executive Officer may exclude items such as charges for stock-based compensation and certain other acquisition-related charges and balances, technology and product development costs, certain gains and losses from dispositions, and litigation settlements or other charges. Certain general and administrative costs such as human resources, information technology and training are allocated to the segments. Segment income from operations also excludes interest and other financial charges and income taxes. Corporate and other assets are comprised principally of cash, deposits, property, plant and equipment, domestic deferred taxes, deferred charges and other assets. Corporate loss from operations consists of depreciation on the corporate office facilities and equipment, administrative charges related to corporate personnel and other charges that cannot be readily identified for allocation to a particular segment.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Selected consolidated financial information by segment for the periods shown was as follows:

Revenues by operating segment includes intercompany transactions, which are eliminated in corporate and eliminations.

	Year ended May 31,
	2009	2008	2007

Revenues
Services	$167,543	$116,027	$90,867
Products and Systems	17,310	16,675	14,916
International	29,165	23,727	20,935
Corporate and eliminations	(4,885)	(4,161)	(4,477)

	$209,133	$152,268	$122,241

Operating income by operating segment includes intercompany transactions, which are eliminated in corporate and eliminations.

	Year ended May 31,
	2009	2008	2007

Income from operations
Services	$13,681	$14,649	$8,299
Products and Systems	1,664	2,723	2,640
International	4,091	2,408	2,146
Corporate and eliminations	(4,611)	(3,422)	(2,348)

	$14,825	$16,358	$10,737

	Year ended May 31,
	2009	2008	2007

Depreciation and amortization:
Services	$10,603	$9,529	$7,101
Products and Systems	1,038	1,017	926
International	900	861	760
Corporate and eliminations	95	16	(96)

	$12,636	$11,423	$8,691

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

	May 31,
	2009	2008

Intangible assets, net
Services	$9,686	$9,841
Products and Systems	1,127	1,220
International	710	160
Corporate and eliminations	426	331

	$11,949	$11,552

	May 31,
	2009	2008

Goodwill
Services	$37,355	$28,841
Products and Systems	—	—
International	1,501	—
Corporate and eliminations	(214)	(214)

	$38,642	$28,627

	May 31,
	2009	2008

Long-lived assets
Services	$75,197	$60,785
Products and Systems	4,553	4,800
International	5,137	3,016
Corporate and eliminations	2,717	1,880

	$87,604	$70,481

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Results by geographic area

Net revenues by geographic area for the fiscal years ended May 31, 2009, 2008 and 2007 were as follows:

	Year Ended May 31,
	2009	2008	2007

Revenues
United States	$162,815	$118,316	$92,229
Other Americas	16,293	6,641	5,434
Europe	20,692	16,914	15,380
Asia-Pacific	9,333	10,397	9,198

	$209,133	$152,268	$122,241

No individual foreign country’s revenues or long-lived assets were material for disclosure purposes.

21.	Subsequent event

Credit agreement

On July 22, 2009, the Company refinanced its existing term loan and revolver with a new credit facility comprised of a $25,000 term loan and $55,000 revolver, a portion of which ($2,000 U.S. dollar equivalent) will be available to be borrowed in Canadian dollars. The interest rate is LIBOR or Base Rate, at the Company’s option, plus a margin ranging from 0% to 3.25%, dependent upon the Company’s Funded Debt Ratio, as defined. Quarterly principal payments of $1,500 will begin October 31, 2009 and increase to $2,000 and $2,750 on October 31, 2010 and October 31, 2011, respectively. The new facility contains certain financial and nonfinancial covenants that are consistent with the Company’s existing loans. Proceeds will be used to pay down the Company’s current term loan and revolver and to fund acquisitions and working capital.

Mistras Group, Inc. and Subsidiaries

Notes to consolidated financial statements—(continued)

Scheduled principal payments under all of the Company’s borrowings after giving effect to the revised term loan payments in each of the five years and thereafter subsequent to May 31, 2009 are as follows:

Years ending

2010	$11,181
2011	12,288
2012	11,501
2013	30,425
2014	184
Thereafter	672

Total	$66,251

Acquisitions

Concurrent with the refinancing, the Company acquired two unrelated entities to continue its strategic efforts in market expansion. The total cost of the acquisitions was $19,500 of which $14,000 was paid in cash and the balance by the issuance of subordinated seller notes of $3,000 and other liabilities of $2,500. The notes are payable over four years and bear interest at 4.0%. In addition, one acquisition has an additional contingent purchase price of $650 to $1,350 based on the acquired entity achieving certain revenue and profitability thresholds. The Company is in the process of completing the preliminary purchase price allocation. In connection with the acquisitions, the Company has also entered into finite at-will consulting and employment agreements with certain sellers. In the fourth quarter of fiscal year 2009, the Company expensed $150 of direct costs related to the acquisitions as they were in process but not completed by the effective date of SFAS 141R.

These acquisitions were not, individually or in the aggregate, significant.

Examples of customer solutions that use asset protection services, products and systems

Industry	Technologies used	Situation or what we did	Customer benefit

Fossil Power Utility	Ultrasonic Phased Array and Digital Radiography
•   New concept endorsed by an insurance company and the Electric Power Research Institute
•   Minimized radiation exclusion zones, allowing for increased construction activity
•   Examined 150 boiler header welds and 14,000 boiler tube welds
Shortened their normal maintenance period by 15 full days at a total cost savings of nearly $15 million.
Oil and Gas	Guided Wave Ultrasonic Long Range Inspection	Used advanced technology that:
•   rapidly inspects 100% of large sections of piping with minimal insulation removal
•   identifies localized damage
		• inspects previously inaccessible areas where consequences and likelihood of failure are high	Obtained reliability correlation factor of 99% and customer can accelerate its testing of miles of pipeline.
Refineries and Petrochemical	Touch Point Corrosion Inspection	Our Services segment together with our Products and Systems segment developed an inspection methodology that quickly determines the integrity of a piping system by paying special attention to concerns when a pipe rests on a metal or wooden object resulting in the potential creation of a corrosion cell.	Customers now have a way to test these inaccessible areas without lifting the pipe and can avoid other problems such as dislodging environmentally sensitive materials or potentially causing additional damage to the piping system.
Ammonia Processing Tank	AE Sensors	96 sensors were placed under the insulation and cabled to a connection box. The vessel was filled and we evaluated the data.	Customer removed the vessel from service and repaired over 2,000 feet of weld that was defective from the original manufacture.

A-1

Part II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the New York Stock Exchange listing fee.

Amount to
be paid

SEC registration fee	$9,625.50
FINRA filing fee	17,750
New York Stock Exchange listing fee*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees*
Miscellaneous fees and expenses*

Total*	$

*	To be completed by amendment.

Item 14.	Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law (DGCL) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under standards similar to those discussed above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person or incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

The registrant’s amended and restated bylaws provide that the registrant shall indemnify any director or officer of the corporation, and may indemnify any other person, who (a) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant’s second amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, as the same exists or hereafter may be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, the registrant will enter into indemnification agreements, in the forms attached as Exhibit 10.1 hereto, with its directors and executive officers in connection with this offering. These indemnification agreements will require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status.

The registrant maintains directors’ and officers’ liability insurance for its officers and directors.

The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying officers and directors of the registrant against liabilities arising under the Securities Act or otherwise.

Item 15.	Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

Between August 15, 2006 and August 15, 2009, the registrant issued and sold an aggregate of 21,500 shares of common stock upon the exercise of options issued to certain employees, directors and officers under the registrant’s 1995 Stock Plan at exercise prices ranging from $0.50 to $1.50 per share, for an aggregate consideration of $16,750.

On April 25, 2007, the registrant issued 18,000 shares of its Class B Convertible Redeemable Preferred Stock to Dr. Vahaviolos in connection with the purchase from him of substantially all of the capital stock of Envirocoustics ABEE, a Metamorhosi, Attica Greece corporation by one of our subsidiaries, Physical Acoustics Limited, an English limited company. This transaction did not involve any underwriter or a public offering.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits.

The information required by this item is set forth on the exhibit index that follows the signature page of this Registration Statement.

(b) Financial statement schedules.

All financial statement schedules are omitted because they are inapplicable, not required or the information is indicated elsewhere in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described above in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

C. The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton Junction, New Jersey, on September 21, 2009.

MISTRAS GROUP, INC.
(Registrant)

By:	/s/ Sotirios J. Vahaviolos
Sotirios J. Vahaviolos
Chairman, President and Chief Executive Officer

Signatures

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ Sotirios J. Vahaviolos Sotirios J. Vahaviolos		Chairman, President, Chief Executive Officer (Principal Executive Officer) and Director	September 21, 2009

/s/ Paul Peterik Paul Peterik		Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	September 21, 2009

* Elizabeth Burgess		Director	September 21, 2009

* Daniel M. Dickinson		Director	September 21, 2009

* James J. Forese		Director	September 21, 2009

* Michael J. Lange		Director	September 21, 2009

* Manuel N. Stamatakis		Director	September 21, 2009

*By:	/s/ Sotirios J. Vahaviolos Sotirios J. Vahaviolos As Attorney-in-Fact

Exhibit index

Exhibit
no.		Description

1.1		Form of Underwriting Agreement.
3.1		Second Amended and Restated Certificate of Incorporation.
3.2		Amended and Restated Bylaws.
4	.1*	Specimen common stock certificate.
5	.1*	Opinion of Fulbright & Jaworski L.L.P.
10.1		Form of Indemnification Agreement for directors and officers.
10.2		Amended and Restated Credit Agreement, as amended.
10	.3*	Second Amended and Restated Credit Agreement dated as of July 22, 2009.
10.4		Employment Agreement by and between the registrant and Dr. Vahaviolos.
10.5		2007 Stock Option Plan and form of Stock Option Agreement.
10.6		2009 Long-Term Incentive Plan.
10.7		Form of 2009 Long-Term Incentive Plan Stock Option Agreement.
10.8		Form of 2009 Long-Term Incentive Plan Restricted Stock Agreement
21	.1**	Subsidiaries of the Registrant.
23	.1*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers LLP.
24	.1**	Power of Attorney (on signature page).
99	.1**	Consent of Richard H. Glanton.

*	To be filed by amendment.

**	Previously filed.